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FIRST AFFILIATED BANCORP, INC.
216 S. Fourth Street
Watseka, Illinois 60970
(815) 432-3977

Dear Fellow Shareholder,

    You are cordially invited to attend a special meeting of shareholders to vote on the proposed acquisition of First Affiliated by Indiana United Bancorp. The special meeting will be held on Friday, April 28, 2000 at 10:30 a.m., local time, at our offices located at the above address.

    Indiana United Bancorp will acquire First Affiliated through a merger of First Affiliated into a subsidiary of Indiana United. In the merger, each share of First Affiliated common stock will be converted into 4.4167 common shares of Indiana United. The market value of the consideration that First Affiliated shareholders will receive in the merger for each share of First Affiliated common stock would be $72.87 based on Indiana United's closing stock price on March 24, 2000. Indiana United Bancorp is a registrant under the federal securities laws and this document is its prospectus for its shares to be issued in the merger.

    Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card to us. If you sign, date and mail your proxy card without indicating how you want to vote, your proxy will be counted as a vote FOR the merger and the transactions contemplated by the merger agreement.

    Indiana United is a publicly held financial services company committed to the principles of community banking. I enthusiastically support this transaction and join with the other members of your Board of Directors in recommending that you vote in favor of the merger.

                      John R. Rodda
                       President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved the securities to be issued under this Proxy Statement-Prospectus or determined if this Proxy Statement-Prospectus is accurate or adequate. Any representations to the contrary is a criminal offense. The securities we are offering through this document are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency.

Proxy Statement-Prospectus dated March 24, 2000
and first mailed to shareholders on March 29, 2000

FIRST AFFILIATED BANCORP, INC.
216 S. Fourth Street
Watseka, Illinois 60970
(815) 432-3977

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 28, 2000

To Our Shareholders,

    We will hold a special meeting of shareholders of First Affiliated Bancorp, Inc., an Illinois corporation, on Friday, April 28, 2000 at 10:30 a.m., local time, at our offices located at the address provided at the top of this letter for the following purposes:

  1.
  To consider and vote upon a proposal to approve the Amended and Restated Agreement and Plan of Merger dated as of November 5, 1999 among Indiana United Bancorp, FAB Merger Corporation and First Affiliated Bancorp, Inc., and the consummation of the transactions contemplated by the merger agreement, pursuant to which, among other things, (a) First Affiliated will merge with and into FAB Merger Corporation, which will survive the merger and be a wholly owned subsidiary of Indiana United Bancorp having the name "IUB Illinois Holdings, Inc.", and (b) shareholders of First Affiliated will receive common shares of Indiana United Bancorp.

  2.
  To transact any other business as may properly be brought before the special meeting or any adjournments or postponements of the special meeting.

    We have fixed the close of business on February 29, 2000 as the record date for determining those shareholders entitled to vote at the special meeting and any adjournments or postponements of the special meeting. Accordingly, only shareholders of record on that date are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting.

    You are entitled to assert dissenters' rights under Illinois law with respect to the proposed merger transaction, provided you comply with the provisions of Sections 11.65 and 11.70 of the Illinois Business Corporation Act. A summary of these provisions can be found in the "RIGHTS OF DISSENTING SHAREHOLDERS" section of this document and the text of these provisions is attached to this document as Appendix C.

                      By Order of the Board of Directors
                      Luke W. Montgomery
                       Secretary

March 29, 2000

    The Board of Directors of First Affiliated unanimously recommends that you vote for approval of the merger agreement.

    The affirmative vote of at least two-thirds of the outstanding shares of First Affiliated common stock entitled to vote on these matters is required to approve the merger agreement. Whether or not you plan to attend the special meeting in person, please complete, date, sign and return the enclosed proxy card in the enclosed envelope. The enclosed envelope requires no postage if mailed in the United States. If you attend the special meeting, you may vote in person if you wish, even if you have previously returned your proxy card.

REFERENCES TO ADDITIONAL INFORMATION

    This document incorporates important business and financial information about Indiana United Bancorp from documents that Indiana United Bancorp has filed with the Securities and Exchange Commission, but has not included or delivered with this document. If you call or write Indiana United Bancorp, we will send you these documents, including exhibits specifically incorporated by reference into this document, without charge. You can contact us at:

Indiana United Bancorp
201 N. Broadway
P.O. Box 87
Greensburg, Indiana 47240
(812) 663-0157
 Attn: Denise Manus

    PLEASE REQUEST DOCUMENTS FROM INDIANA UNITED BANCORP NO LATER THAN APRIL 18, 2000. If you request any documents, Indiana United Bancorp will mail the documents to you by first class mail, or another equally prompt means, by the next business day after we receive your request.

    See "Where You Can Find More Information" on page 64 for more information about the documents referred to in this document.

FAB MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	41
Financial Condition	42
Results of Operations	48
Asset/Liability Management	55
Liquidity	56
Capital Resources	57
Effects of Inflation	57
New Accounting Pronouncements	58
PRINCIPAL SHAREHOLDERS OF FAB AND OWNERSHIP OF MANAGEMENT	58
Security Ownership of Certain Beneficial Owners	58
Security Ownership of Management	59
DESCRIPTION OF IUB CAPITAL STOCK	60
General	60
IUB Common Shares	60
Transfer Agent and Registrar	60
Restrictions on Ownership	60
Preferred Shares	61
Shares Available for Future Issuance	61
COMPARISON OF SHAREHOLDERS' RIGHTS	61
General	61
Shareholder Approval	61
State Anti-Takeover Statutes	62
Director and Officer Liability	62
Nominations to the Board	62
RIGHTS OF DISSENTING SHAREHOLDERS	63
LEGAL MATTERS	64
EXPERTS	64
OTHER MATTERS	64
FORWARD-LOOKING STATEMENTS	66
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	67
INDEX TO FAB CONSOLIDATED FINANCIAL STATEMENTS	F-1
Appendix A Amended and Restated Agreement and Plan of Merger	A-1
Appendix B Opinion of Alex Sheshunoff & Co. Investment Banking LP	B-1
Appendix C Dissenters' Rights Provisions Under the Illinois Business Corporation Act	C-1

SUMMARY

    This brief summary does not contain all of the information that is important to you. You should carefully read this entire document and the other documents to which this document refers you to fully understand the merger. See "Where You Can Find More Information."

The Merger

    We propose a merger in which First Affiliated Bancorp, Inc. ("FAB") will be acquired by Indiana United Bancorp ("IUB"). In this merger, FAB will merge with a subsidiary of IUB and FAB shareholders will become shareholders of IUB. We expect to complete the merger by April 28, 2000.

    We have attached the merger agreement to this document as Appendix A. Please read the merger agreement. It is the legal document that governs the merger.

Each FAB Share will be Exchanged for IUB Shares (page 22).

    When we complete the merger, each of your shares of FAB will automatically become the right to receive common shares of IUB. As a FAB shareholder, each of your shares of FAB common stock will automatically become the right to receive a fixed exchange ratio of 4.4167 common shares of IUB.

    Because the number of IUB common shares that you will receive in the merger is fixed, subject to adjustments that will not alter the economic value of the exchange ratio, the value of the IUB common shares you will receive in the merger will fluctuate as the price of IUB common shares changes.

    You will have to surrender your FAB common stock certificates to receive new certificates representing common shares of IUB. This will not be necessary, however, until you receive written instructions after we complete the merger.

Transaction Generally Tax-Free for FAB Shareholders (page 32).

    IUB has received an opinion of their independent certified public accountants dated the date of this document regarding the tax consequences of the merger. The information below is based on that opinion.

    We expect that your exchange of shares of FAB common stock for common shares of IUB generally will not cause you to recognize any gain or loss for U.S. federal income tax purposes. You will, however, have to recognize income or gain in connection with any cash received instead of fractional shares.

    This tax treatment may not apply to all FAB shareholders. Determining the actual tax consequences of the merger to you can be complicated. They will depend on your specific situation and on variables not within our control. You should consult your own tax advisor for a full understanding of the merger's tax consequences to you.

    We will not be obligated to complete the merger unless we receive additional opinions from our outside accountants, dated the closing date, that the merger will be treated as a transaction of a type that is generally tax-free for U.S. federal income tax purposes. In that case, the U.S. federal income tax treatment of the merger should be as we have described it above. These opinions will not bind the Internal Revenue Service, however, which could take a different view.

Comparative Per Share Market Price Information (page 39).

    IUB common shares trade on the Nasdaq National Market under the symbol "IUBC." FAB common stock does not trade in any established market and trading is infrequent. Some examples of recent closing prices for IUB common shares are as follows:

November 4, 1999	$19
February 28, 2000	$17.34
March 21, 2000	$16.50

    Based on the 4.4167 exchange ratio in the merger and the market value of IUB shares on these dates, the market value of the consideration that FAB shareholders would receive in the merger for each share of FAB common share would be:

November 4, 1999	$83.91
February 28, 2000	$76.58
March 21, 2000	$72.87

    Of course, the market price of IUB common shares will fluctuate prior to the merger. You should obtain current stock price quotations for IUB common shares. You can get these quotations from a newspaper, on the Internet or by calling your broker.

    Since January 1, 1998, only approximately 12,135 shares of FAB, or approximately 5% of FAB's outstanding shares, have traded in 15 transactions of which management is aware. The FAB shares traded in the range of $38.07 to $58.43 per share. We may not know about other trades of FAB shares that may have occurred at different prices.

    In addition, recently declared per share dividend information for IUB common shares and FAB common stock is as follows:

	IUB	FAB
3rd Quarter 1999	$.16	$1.00
4th Quarter 1999	$.16	$.30
1st Quarter 2000	$.16	$.30
(through March 21)

FAB Shareholders Have Appraisal Rights (page 63).

    You have dissenters' rights established by Illinois law that allow you to receive cash for your FAB shares. To exercise these rights, you must follow certain procedures, including filing certain notices and not voting your shares in favor of the merger. You will not receive any IUB shares if you dissent and follow the required procedures. Instead, you will only receive cash for your shares.

    The relevant sections of Illinois law governing this process are attached to this document as Appendix C. See "RIGHTS OF DISSENTING SHAREHOLDERS." If holders of more than 8.6% of the FAB shares, by exercising dissenters' rights or otherwise, receive cash instead of IUB shares, the merger will not qualify for the method of accounting expected and the merger will not occur.

The Companies (page 40).

IUB

Indiana United Bancorp
201 N. Broadway
Greensburg, Indiana 47240
(812) 663-0157

    IUB is a community focused financial services holding company primarily engaged in consumer, small business and corporate banking in eastern and southeastern Indiana. IUB also acts as agent in the sale of numerous insurance products.

    IUB's principal banking subsidiaries are Union Bank and Trust Company of Indiana, Greensburg, Indiana, Peoples Trust Company, Brookville, Indiana, and Regional Federal Savings Bank, New Albany, Indiana. IUB's insurance agency subsidiary is The Insurance Group, Greensburg, Indiana.

    At September 30, 1999, IUB's total assets on a consolidated basis were $937.4 million, its total deposits were $803.4 million and its consolidated shareholders' equity was $59.8 million.

FAB

First Affiliated Bancorp, Inc.
216 S. Fourth Street
Watseka, Illinois 60970
(815) 432-3977

    FAB is a bank holding company engaged in consumer, small business and corporate banking in northeastern Illinois. FAB's only subsidiary is Capstone Bank, N.A., headquartered in Watseka, Illinois. Capstone Bank maintains five offices in Watseka, Crescent City, Kankakee and Bourbonnais, Illinois and Goodland, Indiana.

    At September 30, 1999, FAB's total assets on a consolidated basis were $131.1 million, its total deposits were $115.7 million and its consolidated total shareholders' equity was $9 million.

The FAB Shareholders' Meeting (page 12).

    The FAB special meeting will be held on April 28, 2000 at 10:30 a.m., local time, at FAB and Capstone Bank's main office at 216 S. Fourth Street, Watseka, Illinois. At the FAB special meeting, you will be asked:

1.
to approve the merger of FAB with a subsidiary of IUB; and

2.
to act on other matters that may properly be submitted to a vote at the FAB special meeting.

Record Date; Vote Required (page 13).

    You can vote at the FAB special meeting if you owned FAB common shares at the close of business on February 29, 2000. On that date, there were 226,662 shares of FAB common stock outstanding and entitled to vote. You can cast one vote for each share of FAB common stock you owned on that date. In order to approve the merger, the holders of two-thirds of the outstanding shares of FAB common stock must vote in favor of doing so.

    As of the FAB record date, directors and executive officers of FAB and their families owned approximately 164,651 shares of FAB common stock, entitling them to exercise approximately 72.6% of the voting power of the FAB common stock entitled to vote at the FAB special meeting. On the basis of the unanimous approval of the merger agreement by the FAB Board and voting agreements that each FAB director and executive officer signed with IUB at the time the merger agreement was signed, we currently expect that each director and executive officer of FAB and his family members will vote the shares of FAB common stock owned by him for approval of the merger agreement and the transactions contemplated by the merger agreement.

We Recommend That Shareholders Approve the Merger (page 16).

    The FAB Board of Directors believes that the merger is fair to you and in your best interests, and unanimously recommends that you vote "FOR" the proposal to approve the merger.

Our Reasons for the Merger (page 16).

    The FAB Board believes that the merger presents the best opportunity for FAB shareholders to benefit from their historical investment in FAB. The merger provides the greatest value per share when compared against the other proposals submitted to acquire FAB. The merger also provides greater value than what FAB shareholders would likely receive in the foreseeable future if FAB remained independent and was not acquired.

Conditions to Completion of the Merger (page 29).

    The completion of the merger depends on a number of conditions being met, including approval of the merger agreement by FAB shareholders and receipt of regulatory approvals.

    Where the law permits, a party to the merger agreement could elect to waive a condition to its obligation to complete the merger although that condition has not been satisfied. We cannot be certain when (or if) the conditions to the merger will be satisfied or waived or that the merger will be completed.

We May Decide Not to Complete the Merger (page 34).

    We can agree at any time not to complete the merger and each of us may decide not to complete the merger in a number of other situations, including:

  •
  the final denial of a required regulatory approval,

  •
  the failure to complete the merger by May 31, 2000.

    FAB can decide not to complete the merger if the average price of IUB shares for the 5 trading days before the merger is below $16.

We May Amend the Terms of the Merger and Waive Some Conditions (page 35).

    We may jointly amend the terms of the merger, and each of us may waive our right to require the other party to adhere to those terms, to the extent legally permissible. However, after our shareholders approve the merger, they must approve any amendment or waiver that reduces or changes the consideration that will be received by them.

We Expect Pooling of Interests Accounting Treatment (page 34).

    We expect the merger to qualify as a pooling of interests. This means that, for accounting and financial reporting purposes, we will treat our companies as if they had always been one. We will not be required to complete the merger unless we receive a letter from our respective independent accountants telling us that the merger will qualify as a pooling of interests.

    We May Not Complete the Merger without Required Regulatory Approvals (page 30). We cannot complete the merger unless it is approved by the Board of Governors of the Federal Reserve System. The U.S. Department of Justice has input into this approval process. Once the Board of Governors of the Federal Reserve System approves the merger, we have to wait for up to 30 days before we can complete the merger.

    IUB has filed the required application and notice with the Board of Governors of the Federal Reserve System.

    As of the date of this document, IUB has not yet received the required approval. While IUB does not know of any reason why it would not be able to obtain the necessary approval in a timely manner, it cannot be certain when or if it will get it.

    Officers and Directors Have Some Interests in the Merger that Are Different From or in Addition to Their Interests as Shareholders (page 36).

    Some of the FAB directors and officers have interests in the merger that are different from, or in addition to, their interests as shareholders in FAB. These interests exist because of employment agreements that the officers will enter into with IUB and rights that the officers and directors have under applicable benefit and compensation plans maintained by FAB.

    Also, following the merger, IUB will indemnify, and provide directors' and officers' insurance for, the officers and directors of FAB for events occurring before the merger, including events that are related to the merger.

    The members of the FAB Board of Directors knew about these additional interests, and considered them, when they approved the merger.

Unaudited Comparative Per Share Data

    The following table shows historical information about our net income per share, cash dividends per share and book value per share, and similar information reflecting the merger, which we refer to as pro forma information. In presenting the comparative pro forma information for the time periods shown in the table, we assumed that FAB had been acquired by IUB and was a subsidiary of IUB throughout these periods. See "Unaudited Pro Forma Condensed Combined Financial Information", for further discussion of the assumptions used in the pro forma information.

    We also assumed that we will treat our companies as if they had always been combined for accounting and financial reporting purposes, a method known as pooling of interests accounting. The information listed as equivalent pro forma was obtained by multiplying the pro forma amounts by the exchange ratio of 4.4167. We present equivalent pro forma information to reflect the fact that FAB shareholders will receive more than one share of IUB for each share of FAB exchanged in the merger.

    We expect that we will incur merger expenses as a result of combining our companies. Expected merger expenses of $575,000 are included in pro forma and equivalent pro forma book value per share amounts, but these nonrecurring expenses are excluded from pro forma and equivalent pro forma net income per share amounts. We also anticipate that the merger will provide IUB with financial benefits that include reduced operating expenses and enhanced opportunities to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of IUB under one set of assumptions after its acquisition of FAB, does not reflect these anticipated financial benefits and, accordingly, does not attempt to predict or suggest future results.

    The information in the following table is based on the historical financial information that is presented by FAB beginning on page F-1 and by IUB in prior Securities and Exchange Commission filings. IUB is incorporating this material into this document by reference. See "Where You Can Find More Information".

Indiana United Bancorp and First Affiliated Bancorp, Inc.
Historical and Pro Forma Per Share Data

	As of or for the nine months ended September 30,		As of or for the years ended December 31,
	1999	1998	1998	1997	1996
IUB common stock:
Net income per share:
Basic:
Historical	$1.07	$0.98	$1.36	$1.53	$1.25
IUB/FAB pro forma (1)	$1.02	$0.95	$1.32	$1.44	$1.23
Diluted:
Historical	$1.07	$0.97	$1.35	$1.52	$1.25
IUB/FAB pro forma (1)	$1.02	$0.94	$1.31	$1.43	$1.22
Cash dividends declared per common share:
Historical	$0.48	$0.43	$0.59	$0.51	$0.42
IUB/FAB pro forma (2)	$0.48	$0.43	$0.59	$0.51	$0.42
Book value per share at period end:
Historical	$12.31	$12.35	$12.40	$11.68	$10.50
IUB/FAB pro forma (1)	$11.61	$11.75	$11.83	$11.07	$9.96

	As of or for the nine months ended September 30,		As of or for the years ended December 31,
	1999	1998	1998	1997	1996
FAB common stock:
Net income per share:
Basic:
Historical	$4.34	$3.91	$5.30	$4.43	$4.67
IUB/FAB equivalent pro forma (3)	$4.51	$4.20	$5.83	$6.36	$5.43
Diluted:
Historical	$4.30	$3.91	$5.29	$4.43	$4.67
IUB/FAB equivalent pro forma (3)	$4.51	$4.15	$5.79	$6.32	$5.39
Cash dividends declared per common share:
Historical	$3.39	$1.82	$2.07	$1.00	$0.80
IUB/FAB equivalent pro forma (3)	$2.12	$1.90	$2.61	$2.25	$1.86
Book value per share at period end:
Historical	$39.76	$42.52	$43.65	$39.44	$35.82
IUB/FAB equivalent pro forma (3)	$51.28	$51.90	$52.25	$48.89	$43.99

(1)
The IUB/FAB pro forma information reflects IUB's historical common shares outstanding and IUB's historical basic and diluted equivalent shares adjusted for the exchange of IUB common shares in connection with the merger at the exchange ratio of 4.4167 IUB common shares for each share of FAB common stock. IUB/FAB pro forma diluted net income per share and book value per share assume 17,911 shares issued to redeem FAB stock options outstanding in applicable periods, based on an assumed market price of $17 per share of IUB. See "The Merger—Treatment of Options."

(2)
The IUB/FAB pro forma dividends per share represent IUB's historical dividends per share, because the merger is not expected to have a significant effect on IUB's dividend policy.

(3)
The IUB/FAB equivalent proforma per share amounts are calculated by multiplying the IUB/FAB pro forma information described in note (1) by the 4.4167 exchange ratio.

IUB Recent Financial Developments

    IUB reported a 6.9% increase in net income for the fourth quarter of 1999 compared to the fourth quarter of 1998. Fourth quarter earnings totaled $1,930,000 versus $1,806,000 for the same period in 1998. Earnings per share increased $.02, or 5.3%. For the 1999 year, earnings were $7,082,000, an increase of 9.8% compared to $6,448,000 in 1998. Fully diluted earnings per share were $1.47 in 1999 compared to $1.35 in 1998, an increase of 8.9%.

    Total assets increased $151 million from December 31, 1998 to December 31, 1999. Gross loans increased $104 million, or 19.3%. These increases are primarily attributable to the purchase of branches and the opening of two new branches.

Selected Financial Data

    The following tables show selected historical financial data for each of us and also show similar pro forma information reflecting the merger. The pro forma information reflects the pooling of interests method of accounting.

    IUB expects that it will incur merger expenses as a result of acquiring FAB. Expected merger expenses of $575,000 are included in pro forma book value and balance sheet data, but these nonrecurring expenses are excluded from pro forma results of operations and earnings per share data. IUB also anticipates that the merger will provide IUB with financial benefits that include reduced operating expenses at FAB and enhanced opportunities to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of IUB following the merger under one set of assumptions, does not reflect these financial expenses or benefits and, accordingly, does not attempt to predict or suggest future results.

    The information about us in the following tables is based on FAB historical financial information presented by FAB beginning on page F-1 and IUB historical financial information that IUB has presented in prior Securities and Exchange Commission filings. You should read all of the summary financial information provided in the following tables together with this historical financial information and with the more detailed pro forma financial information we provide in this document, which you can find beginning at page 67. The IUB historical financial information is incorporated into this document by reference. See "Where You Can Find More Information".

Selected Financial Data
Indiana United Bancorp
(Dollars in thousands except per share data)

	Nine Months Ended September 30,		Years Ended December 31,
	1999	1998	1998	1997	1996	1995	1994
Results of Operations:
Net interest income	$22,644	$19,337	$25,892	$24,606	$22,260	$20,568	$19,984
Provision for loan losses	1,104	858	1,218	1,789	978	770	565

Net interest income after provision
for loan losses	21,540	18,479	24,674	22,817	21,282	19,798	19,419
Non-interest income	4,445	4,028	5,122	4,501	3,974	3,358	4,464
Non-interest expense	18,234	14,810	19,672	16,203	15,722	14,868	15,669

Income before income taxes	7,751	7,697	10,124	11,115	9,534	8,288	8,214
Income taxes	2,599	3,055	3,676	3,910	3,565	2,852	2,943

Net Income	$5,152	$4,642	$6,448	$7,205	$5,969	$5,436	$5,271

Dividends paid on common shares	$2,318	$1,980	$2,721	$2,105	$1,717	$1,406	$1,075

Per Common Share:
Earnings per share (basic)	$1.07	$0.98	$1.36	$1.53	$1.25	$1.13	$1.12
Earnings per share (diluted)	1.07	0.97	1.35	1.52	1.25	1.12	1.11
Dividends paid	0.48	0.43	0.59	0.51	0.42	0.35	0.30
Book value-end of period
excluding FAS 115 adjustment	12.93	12.03	12.25	11.52	10.44	10.05	8.79
including FAS 115 adjustment	12.31	12.35	12.40	11.68	10.50	10.13	8.03
Market price-end of period	20.63	25.75	22.13	22.75	14.53	12.50	10.50
Balance Sheet Data:
Total assets	$937,404	$779,754	$827,945	$693,168	$624,922	$577,779	$547,624
Investment securities	254,021	160,221	197,599	126,104	151,978	152,037	152,195
Loans, net of unearned income	605,827	519,312	539,404	472,627	416,016	374,534	353,832
Allowance for loan losses	6,800	5,931	6,099	5,451	4,506	4,476	4,385
Total deposits	803,360	672,180	709,871	583,168	547,529	504,080	483,670
Long-term debt	6,700	0	0	0	5,500	7,000	8,908
FHLB advances	17,500	10,000	10,000	10,000	0	0	0
Trust preferred securities	22,425	22,425	22,425	22,425	0	0	0
Preferred stock	0	0	0	0	0	2,000	2,400
Shareholders' equity	59,795	58,990	59,196	55,006	49,402	47,463	40,049
Financial Ratios:
Return on average assets	0.75%	0.89%	0.89%	1.13%	1.02%	0.98%	0.94%
Return on average common
shareholders' equity	11.57%	10.90%	11.23%	13.83%	12.57%	12.55%	14.00%
Allowance for loan losses to
total loans (period-end)	1.12%	1.14%	1.13%	1.15%	1.08%	1.20%	1.24%
Shareholders' equity to total
assets (period-end)	6.38%	7.57%	7.15%	7.94%	7.91%	8.21%	7.31%
Average shareholders' equity
to average total assets	6.51%	8.17%	7.96%	8.16%	8.17%	8.02%	6.99%
Dividend payout ratio	44.99%	42.65%	42.20%	29.22%	29.01%	26.54%	21.02%

Selected Financial Data
First Affiliated Bancorp, Inc.
(Dollars in thousands except per share data)

	Nine Months Ended September 30,		Years Ended December 31,
	1999	1998	1998	1997	1996	1995	1994
Results of Operations:
Net interest income	$3,436	$3,127	$4,175	$4,040	$3,756	$3,557	$3,329
Provision for loan losses	0	45	75	190	161	45	77

Net interest income after provision for loan losses	3,436	3,082	4,100	3,850	3,595	3,512	3,252
Non-interest income	1,117	1,055	1,467	1,342	1,343	1,041	672
Non-interest expense	3,563	3,093	4,105	3,788	3,607	3,295	3,019

Income before income taxes	990	1,044	1,462	1,404	1,331	1,258	905
Income taxes(1)	7	169	279	380	249	319	218

Net Income	$983	$875	$1,183	$1,024	$1,082	$939	$687

Dividends paid on common shares	$769	$404	$460	$233	$185	$183	$151

Per Common Share:
Earnings per share (basic)(1)	$4.34	$3.91	$5.30	$4.43	$4.67	$4.11	$3.05
Earnings per share (diluted)(1)	4.30	3.91	5.29	4.43	4.67	4.11	3.05
Dividends paid(1)	3.39	1.82	2.07	1.00	0.80	0.80	0.66
Book value-end of period
excluding FAS 115 adjustment	41.79	39.55	40.87	37.67	34.87	31.01	27.72
including FAS 115 adjustment	39.76	42.52	43.65	39.44	35.82	31.68	24.67
Balance Sheet Data:
Total assets	$131,137	$123,367	$129,199	$116,914	$111,084	$108,152	$94,226
Investment securities	45,450	31,338	34,188	30,645	28,907	32,286	30,979
Loans, net of unearned income	68,512	69,325	68,436	65,761	59,861	56,030	48,704
Allowance for loan losses	591	482	501	521	613	505	694
Total deposits	115,689	107,899	113,898	101,872	99,583	98,028	85,454
Long-term debt	0	850	425	1,250	1,200	1,400	1,800
FHLB advances	4,601	3,728	3,710	3,823	920	490	560
Trust preferred securities	0	0	0	0	0	0	0
Preferred stock	0	0	0	0	0	0	0
Shareholders' equity	9,021	9,623	9,867	8,716	8,361	7,286	5,617
Financial Ratios:
Return on average assets(1)	1.00%	0.96%	0.93%	0.92%	0.98%	0.92%	0.73%
Return on average common
shareholders' equity(1)	13.88%	12.73%	12.73%	11.99%	13.83%	14.55%	12.08%
Allowance for loan losses to
total loans (period-end)	0.86%	0.69%	0.73%	0.79%	1.02%	0.90%	1.42%
Shareholders' equity to total
assets (period-end)	6.88%	7.80%	7.64%	7.46%	7.53%	6.74%	5.96%
Average shareholders' equity
to average total assets	7.24%	7.57%	7.34%	7.70%	7.11%	6.31%	6.02%
Dividend payout ratio(1)	78.23%	46.17%	38.88%	22.75%	17.13%	19.46%	21.64%

(1)
Effective January 1, 1998, First Affiliated Bancorp, Inc. became an S corporation for income tax purposes. Consequently, income tax expense, net income, and dividends in 1999 and 1998 are not directly comparable to prior years. Excluding tax-related distributions to shareholders, quarterly cash dividends were $.30 per share in 1999 and $.25 per share in 1998.

Pro Forma Selected Financial Data
(Dollars in thousands except per share data)

	Nine Months Ended September 30,		Years Ended December 31,
	1999	1998	1998	1997	1996
Results of Operations:
Net interest income	$26,080	$22,464	$30,067	$28,646	$26,016
Provision for loan losses	1,104	903	1,293	1,979	1,139

Net interest income after provision
for loan losses	24,976	21,561	28,774	26,667	24,877
Non-interest income	5,562	5,083	6,589	5,843	5,317
Non-interest expense	21,797	17,903	23,777	19,991	19,329

Income before income taxes	8,741	8,741	11,586	12,519	10,865
Income taxes	2,805	3,311	4,032	4,290	3,814

Net Income	$5,936	$5,430	$7,554	$8,229	$7,051

Per Common Share:
Earnings per share (basic) (1)	$1.02	$0.95	$1.32	$1.44	$1.23
Earnings per share (diluted) (1)	1.02	0.94	1.31	1.43	1.22
Dividends paid (2)	0.48	0.43	0.59	0.51	0.42
Book value-end of period
excluding FAS 115 adjustment	12.20	11.36	11.60	10.87	9.87
including FAS 115 adjustment	11.61	11.75	11.83	11.07	9.96
Balance Sheet Data:
Total assets	$1,068,541	$903,121	$957,144	$810,082	$736,006
Investment securities	299,471	191,559	231,787	156,749	180,885
Loans, net of unearned income	674,339	588,637	607,840	538,388	475,877
Allowance for loan losses	7,391	6,413	6,600	5,972	5,119
Total deposits	919,049	780,079	823,769	685,040	647,112
Long-term debt	6,700	850	425	1,250	6,700
FHLB advances	22,101	13,728	13,710	13,823	920
Trust preferred securities	22,425	22,425	22,425	22,425	0
Preferred stock	0	0	0	0	0
Shareholders' equity	68,241	68,038	68,488	63,147	57,188
Financial Ratios:
Return on average assets	0.76%	0.88%	0.89%	1.09%	1.01%
Return on average common shareholders' equity	11.44%	10.93%	11.32%	13.57%	12.64%
Allowance for loan losses to total loans (period-end)	1.10%	1.09%	1.09%	1.11%	1.08%
Shareholders' equity to total assets (period-end)	6.39%	7.53%	7.16%	7.80%	7.77%
Average shareholders' equity to average total assets	6.60%	8.08%	7.90%	8.06%	8.00%

(1)
Assumes exchange ratio of 4.4167, and assumes 17,911 shares issued to redeem FAB stock options outstanding, based on an assumed market price of $17.00 per share for IUB shares for the five trading days before the merger.

(2)
Pro forma dividends per share represent IUB's historical dividends per share, because the merger is not expected to have a significant effect on IUB's dividend policy.

FAB SPECIAL MEETING

    This document is first being mailed by FAB to the holders of FAB common stock on or about March 29, 2000, and is accompanied by the notice of FAB for use at the FAB special meeting, to be held on Friday, April 28, 2000, at 10:30 A.M., local time, at FAB and Capstone Bank's main office at 216 S. Fourth Street, Watseka, Illinois, and at any adjournments or postponements of that meeting.

Matters to be Considered

    The purpose of the FAB special meeting is to approve the merger agreement and the transactions contemplated by that agreement, including the merger, and any other matters that may be properly submitted to a vote at the FAB special meeting. FAB shareholders may also be asked to vote upon a proposal to adjourn or postpone the FAB special meeting. FAB could use any adjournment or postponement of the FAB special meeting for the purpose, among others, of allowing additional time for soliciting additional votes to approve the merger agreement.

Proxies

    The accompanying form of proxy is for your use at the FAB special meeting if you are unable or do not wish to attend in person. You may revoke your proxy at any time before it is exercised by submitting to the Secretary of FAB written notice of revocation, a properly executed proxy having a later date, or by attending the FAB special meeting and electing to vote in person. Written notices of revocation and other communications with respect to the revocation of FAB proxies should be addressed to First Affiliated Bancorp, Inc, 216 S. Fourth Street, Watseka, Illinois 60970 Attn: Luke W. Montgomery, Secretary. All shares represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified in those proxies. If you make no specification, your proxy will be voted in favor of approval of the merger agreement.

    The FAB Board is unaware of any other matters that may be presented for action at the FAB special meeting. If other matters do properly come before the FAB special meeting, however, the shares represented by proxies in the accompanying form will be voted, or not voted, in the discretion of the persons named in the proxies. No proxy that is voted against approval of the merger agreement will be voted in favor of any adjournment or postponement of the FAB special meeting for the purpose of soliciting additional proxies.

Solicitation of Proxies

    FAB will bear the entire cost of soliciting proxies from FAB shareholders, except that each of IUB and FAB has agreed to pay one-half of the printing and mailing costs of this Proxy Statement-Prospectus and related proxy materials. In addition to the solicitation of proxies by mail, FAB will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of shares held by them and secure their voting instructions, if necessary. FAB will reimburse those record holders for their reasonable expenses in so doing. If necessary, FAB may also use regular employees of Capstone Bank, who will not be specially compensated, to solicit proxies from FAB shareholders, either personally or by telephone, telegram, facsimile or special delivery letter.

Record Date and Voting Rights

    In accordance with the provisions of the Illinois Business Corporation Act and the FAB bylaws, FAB has fixed February 29, 2000 as the record date for determining those FAB shareholders entitled to notice of, and to vote at, the FAB special meeting. Accordingly, only FAB shareholders of record at the close of business on the FAB record date will be entitled to notice of and to vote at the FAB special meeting. At the close of business on the FAB record date, there were 226,662 shares of FAB common stock outstanding held by approximately 75 holders of record. The presence, in person or by proxy, of shares of FAB common stock representing a majority of those shares outstanding and entitled to vote on the record date is necessary to constitute a quorum at the FAB special meeting. Each share of FAB common stock outstanding on the FAB record date entitles its holder to one vote.

    Shares of FAB common stock held by persons attending the FAB special meeting but not voting, and shares of FAB common stock for which FAB has received proxies but with respect to which holders of those shares have abstained from voting, will be counted as present at the FAB special meeting for purposes of determining the presence or absence of a quorum for the transaction of business at the FAB special meeting. Brokers who hold shares of FAB common stock in nominee or street name for customers who are the beneficial owners of those shares are prohibited from giving a proxy to vote shares held for those customers on matters to be considered and voted upon at the FAB special meeting without specific instructions from those customers. These so-called "broker non-votes" will be counted for purposes of determining whether a quorum exists.

    Under the Illinois Business Corporation Act and the FAB articles of incorporation, approval of the merger agreement requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of FAB common stock entitled to vote at the FAB special meeting.

    Because approval of the merger agreement requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of FAB common stock entitled to vote at the FAB special meeting, abstentions and broker non-votes will have the same effect as votes against approval of the merger agreement. Accordingly, the FAB Board urges FAB shareholders to complete, date and sign the accompanying proxy and return it promptly in the enclosed, postage-paid envelope.

    As of the FAB record date, directors and executive officers of FAB and their families owned approximately 164,651 shares of FAB common stock, entitling them to exercise approximately 72.6% of the voting power of the FAB common stock entitled to vote at the FAB special meeting. On the basis of the unanimous approval of the merger agreement by the FAB Board and voting agreements that each FAB director and executive officer signed with IUB at the time the merger agreement was signed, we currently expect that each director and executive officer of FAB and his family members will vote the shares of FAB common stock owned by him for approval of the merger agreement and the transactions contemplated by the merger agreement.

Recommendation of FAB Board

    The FAB Board has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. The FAB Board believes that the merger agreement is in the best interests of FAB and FAB shareholders and recommends that the FAB shareholders vote "FOR" approval of the merger agreement. See "The Merger—Recommendation of the FAB Board and Reasons for the Merger."

THE MERGER

    The following summary of material terms and provisions of the merger agreement is qualified in its entirety by reference to the merger agreement, dated as of November 5, 1999, among IUB, a newly formed subsidiary of IUB named FAB Merger Corporation and FAB. The merger agreement is attached as Appendix A to this document.

General

    The FAB Board and the IUB Board each have unanimously approved the merger agreement, which provides for the merger. We expect to complete the merger on April 28, 2000. FAB will become a wholly owned subsidiary of IUB in the merger. With certain limited exceptions described below, each share of FAB common stock issued and outstanding at the effected time of the merger will be converted into the right to receive 4.4167 common shares of IUB. This section of this document describes the material terms of the merger agreement and matters leading up to its signing.

Background of the Merger

    FAB's Board of Directors has considered various strategic options under a planning process begun in 1996. The Board considered the possibility of acquiring other community banks, selling FAB and remaining independent. The Board viewed staying independent, without growth from an acquisition of another community bank, as difficult because of increasing competition and regulation of the financial services industry. During 1997, FAB considered the acquisition of other community banks in Illinois and Indiana. At that time, the reported prices being paid by other acquirers for community banks became, in the FAB Board's opinion, too high and more favorable to sellers than buyers. Consequently, the Board determined not to acquire another community bank and instead decided to explore the sale of FAB through a competitive bidding process.

    FAB retained Alex Sheshunoff & Co. Investment Banking LP ("Sheshunoff") in May,1998 to be its exclusive financial advisor in exploring the sale of FAB. Sheshunoff distributed a book of information about FAB to 30 potential acquirers that indicated interest in FAB. At this point, IUB had not been contacted by Sheshunoff. One potential acquirer submitted a bid in August, 1998 that the Board reviewed and declined to accept. The bid offered common shares in a publicly held regional bank holding company in Indiana that, based on then market values, involved consideration in an amount generally acceptable to the FAB Board. However, because the shares of this acquirer traded at a high multiple of price to earnings, the FAB Board regarded the value per share offered as too uncertain. The Board did not receive any other bids to acquire FAB.

    In May, 1999, the FAB Board again asked Sheshunoff to solicit additional bids. Sheshunoff distributed an updated book of information about FAB to over 150 potential acquirers, including IUB. IUB and two other potential acquirers submitted bids. IUB was the only potential acquirer to propose a tax-free exchange involving publicly traded shares. The other two bids were for cash. One of the cash bids offered $58.80 a share and was immediately deemed inadequate and rejected. The other cash bid offered $75.60 a share in a transaction taxable to FAB shareholders.

    The FAB Board evaluated with Sheshunoff the IUB bid and the remaining cash bid. The Board compared the suitability of each as a potential acquirer against the value of FAB to its shareholders if no transaction occurred. The Board considered the per share value of each bid, whether this value would be paid in cash or stock and, because IUB's bid offered stock, the market performance, liquidity and multiple of price to earnings of the IUB shares. The Board also considered each bidder's experience in rural, community markets like those served by FAB. The Board reviewed the banking products and services offered by each. The Board also considered each bidder's reputation for treating employees of other banks that the bidder had purchased previously.

    On November 5, 1999, IUB and FAB entered into a merger agreement which provided that the exchange ratio would be 4.4167 shares of IUB for each share of FAB if the average price of IUB shares for the 20 trading days before the merger were to be between $20 and $22.50. If the average price were to be below $20, the exchange ratio would be calculated so that FAB shareholders would receive IUB shares having an aggregate value of $20, 021,961, based on the average price for IUB shares for the 20-day period. If the average price were to be above $22.50, FAB shareholders would receive IUB shares having an aggregate value of $22,547,565, based on the average price for IUB shares. The merger agreement also provided that either IUB or FAB could walk away from the merger if the average price of IUB shares fell below $18.50 or went above $24 for the 20-day period before the merger.

    On January 26, 2000 the chief executive officers of FAB and IUB and advisors to IUB met to work on this document. Prior to then, on several occasions, the market price for an IUB share had fallen below $18.50. IUB informed FAB that it would probably not complete the merger and would exercise its right to terminate the merger agreement if the average price for the 20-day period were to be below $18.50. IUB and FAB held further discussions which lead to an amendment to the merger agreement on February 29, 2000. IUB and FAB agreed to fix the exchange ratio at 4.4167. They also agreed that FAB would have the right to walk away from the merger if the average price of IUB shares fell below $16 for the 5 trading days before the merger. The merger agreement was amended and restated on February 29, 2000 to reflect these changes.

    If the average price of a share of IUB is less than $16 for the 5-day period before the merger, the FAB Board will not complete the merger without bringing the matter to the FAB shareholders for a vote.

Recommendation of the FAB Board and Reasons for the Merger

    The FAB Board believes that the merger is fair to, and in the best interests of, FAB and FAB shareholders. Accordingly, the FAB Board has unanimously approved the merger agreement and unanimously recommends that FAB shareholders vote "FOR" approval of the merger agreement.

    The FAB Board believes that the merger presents the best opportunity for FAB shareholders to benefit from their historical investment in FAB. The FAB Board believes that FAB shareholders will be receiving greater economic value in the merger than what the other potential acquirers offered to pay and greater economic value than what FAB shareholders would likely receive in the foreseeable future if FAB were not acquired.

    In reaching its decision to approve the merger agreement, and later the merger agreement as amended and restated, the FAB Board consulted with management of FAB, Sheshunoff and its legal advisors, and considered a variety of factors, including the following:

  •
  The greater economic value to shareholders offered by the IUB acquisition proposal over the other acquisition proposals.

  •
  The greater economic value to shareholders offered by the IUB acquisition proposal over the likely value to shareholders if FAB remained independent and was not acquired.

  •
  The structure of the merger and the terms of the merger agreement, including the fact that the merger is intended to qualify as a transaction of a type that is generally tax-free for U.S. federal income tax purposes and as a pooling of interests for accounting purposes.

  •
  IUB being a publicly held corporation filing financial and other documents with the SEC.

  •
  The shares of IUB being traded in an established market, the Nasdaq National Market.

  •
  The opportunity for shareholders to continue to have an investment in a banking organization or to sell some or all of their shares received in the merger in an established trading market.

  •
  The absence of any established trading market for FAB shares and the extreme infrequency of trades involving FAB shares.

  •
  The business, operations, financial condition, earnings and prospects of each of FAB and IUB.

  •
  The anticipated financial impact of the merger on IUB's future financial performance.

  •
  The belief of senior management of FAB and IUB that FAB and IUB share a common vision with respect to community banking and its importance.

  •
  The FAB board's belief that, while no assurance can be given, it was likely that the merger would be completed and that the business and financial advantages contemplated in connection with the merger are likely to be achieved within a reasonable time frame.

  •
  The proposed arrangements with members of management of FAB, including the fact that John R. Rodda and Luke W. Montgomery would have employment agreements for their current positions with Capstone Bank after the merger. See "Management and Operations After The Merger."

  •
  The opinion of Sheshunoff to the FAB Board that, based on and subject to the considerations set forth in its opinion, the exchange ratio was fair from a financial point of view to FAB shareholders. See "—Opinion of FAB's Financial Advisor."

  •
  Consideration of the effect of the merger on FAB's other constituencies, including its employees and customers and the communities served by FAB.

    This discussion of the information and factors considered by the FAB Board is not intended to be exhaustive but includes all material factors considered by the FAB Board. In reaching its determination to approve and recommend the merger, the FAB Board did not assign any relative or specific weights to those factors, and individual directors may have given differing weights to different factors. The FAB Board is unanimous in its recommendation that FAB shareholders vote for approval of the merger agreement and the transactions contemplated by the merger agreement.

Opinion of FAB's Financial Advisor

    FAB retained Sheshunoff to provide its opinion of the fairness from a financial viewpoint of the merger consideration to be received by the shareholders of FAB in connection with the Merger with FAB Merger Corporation, a corporation effectively controlled by IUB. As part of its investment banking business, Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for estate, corporate and other purposes. The Board of Directors of FAB retained Sheshunoff based upon its experience as a financial advisor in mergers and acquisitions of financial institutions and its knowledge of financial institutions.

    In mid-July, 1999, Sheshunoff rendered its oral opinion that the merger consideration was fair, from a financial point of view, to the shareholders of FAB. Sheshunoff rendered its written fairness opinion as of November 19, 1999. Sheshunoff updated its fairness opinion as of February 29, 2000 in connection with the execution of the amended and restated merger agreement.

    The full text of the fairness opinion dated February 29, 2000, which sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations on the review undertaken, is attached as Appendix B to this document. Shareholders of FAB are urged to read Sheshunoff's fairness opinion carefully and in its entirety. The fairness opinion is addressed to the Board of Directors of FAB and does not constitute a recommendation to any shareholder of FAB as to how such shareholder should vote at the FAB special meeting. In connection with the fairness opinion, Sheshunoff:

  •
  reviewed the merger agreement;

  •
  reviewed certain publicly available financial statements and regulatory information concerning IUB and FAB, respectively;

  •
  reviewed certain internal financial statements and other financial and operating data of FAB provided to Sheshunoff by the management of FAB;

  •
  reviewed the reported market prices and trading activity for IUB's shares;

  •
  discussed the past and current operations, financial condition, and future prospects of FAB with executive management;

  •
  compared FAB and IUB from a financial point of view with certain other banking companies that Sheshunoff deemed to be relevant;

  •
  compared the financial performance of IUB and the market prices and trading activity of IUB's shares with that of certain other indices of publicly traded equity securities;

  •
  analyzed the net present value of the after-tax cash flow FAB could produce through the year 2004 based on assumptions provided by management;

  •
  reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions in the midwestern United States and in Illinois; and

  •
  performed other analyses and reviews that Sheshunoff deemed appropriate.

    In connection with its review, Sheshunoff relied upon and assumed the accuracy and completeness of all of the information provided it or made publicly available. Sheshunoff did not assume any responsibility for independent verification of such information. Sheshunoff assumed that internal confidential financial projections provided by FAB were reasonably prepared reflecting the best currently available estimates and judgments of the future financial performance of FAB and did not independently verify the validity of such assumptions. Sheshunoff did not make any independent evaluation or appraisal of the assets or liabilities of FAB nor was Sheshunoff furnished with any such appraisals. Sheshunoff did not examine any individual loan files of FAB. Sheshunoff is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for losses with respect thereto and has assumed that such allowance is, in the aggregate, adequate to cover such losses.

    With respect to IUB, Sheshunoff did not conduct any independent evaluation or appraisal of the assets, liabilities or business prospects of IUB, was not furnished with any evaluations or appraisals, and did not review any individual loan files of IUB.

    The fairness opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to Sheshunoff as of February 29, 2000.

    In rendering the fairness opinion, Sheshunoff performed a variety of financial analyses. The preparation of an opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Consequently, the fairness opinion is not readily susceptible to partial analysis or summary description. Moreover, the evaluation of fairness, from a financial point of view, of the merger consideration is to some extent subjective, based on the experience and judgment of Sheshunoff, and not merely the result of mathematical analysis of financial data. Accordingly, notwithstanding the separate factors summarized below, Sheshunoff believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be Sheshunoff's view of the actual value of FAB.

    In performing its analyses, Sheshunoff made numerous assumptions with respect to industry performance, business, and economic conditions and other matters, many of which are beyond the control of FAB. The analyses performed by Sheshunoff are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses, nor are they appraisals. In addition, Sheshunoff's analyses should not be viewed as determinative of the opinion of the Board of Directors or the management of FAB with respect to the value of FAB.

    The following is a summary of the analyses performed by Sheshunoff in connection with its opinion dated as of February 29, 2000. The following discussion contains financial information concerning FAB and IUB as of September 30, 1999 and market information as of February 29, 2000.

    Analysis of Selected Transactions.  Sheshunoff performed an analysis of premiums paid in selected pending or recently completed acquisitions of banking organizations in Illinois and in the Midwestern United States with comparable characteristics to the merger. Two sets of comparable transactions were analyzed to ensure a thorough comparison.

    The first set of comparable transactions consisted of a group of comparable transactions based upon the geographical market area of Illinois for which pricing data were available. These comparable transactions consisted of 21 mergers and acquisitions of banks located in Illinois with assets of less than $200 million which were announced or completed between January 1, 1998 and February 29, 2000. The analysis yielded multiples of the purchase price in these transactions relative to:

  Book value ranging from 1.0 times to 2.5 times with an average of 1.7 times and a median of 1.6 times (compared with the multiples implied in the merger of 1.9 times September 30, 1999 book value for FAB);

  Last twelve months earnings ranging from 10.1 times to 42.5 times with an average of 23.9 times and a median of 20 times (compared with the multiples implied in the merger of 13.6 times last twelve months earnings as of September 30, 1999 for FAB, tax-effected to recognize FAB's status as an S corporation and for comparability to the Illinois group);

  Total assets ranging between 4% and 40.1% with an average of 18.8% and a median of 19.2% (compared with the multiples implied in the merger of 14% of September 30, 1999 total assets for FAB); and

  Total deposits ranging from 4.1% to 49.1% with an average of 22.5% and a median of 22.2% (compared with the multiples implied in the merger of 15.9% of deposits as of September 30, 1999 for FAB).

    The second set of comparable transactions consisted of a group of comparable transactions based upon the profitability, asset size and geographical market area of FAB for which pricing data were available. These comparable transactions specifically consisted of 144 mergers and acquisitions of banks in the Midwest with total assets of less than $200 million and which were announced or completed between January 1, 1998 and February 29, 2000. The analysis yielded multiples of the purchase price in these transactions relative to:

  Book value ranging from 0.9 times to 5.2 times with an average of 2 times and a median of 1.8 times (compared with the multiples implied in the merger of 1.9 times September 30, 1999 book value for FAB);

  Last twelve months earnings ranging from 6.5 times to 54.3 times with an average of 22 times and a median of 19.2 times (compared with the multiples implied in the merger of 13.6 times last twelve months earnings as of September 30, 1999 for FAB, tax-effected to recognize FAB's status as an S corporation and for comparability to the Midwest group);

  Total assets ranging between 4% and 55.7% with an average of 19.8% and a median of 18.2% (compared with the multiples implied in the merger of 14% of September 30, 1999 total assets for FAB); and

  Total deposits ranging from 4.1% to 55.9% with an average of 23.9% and a median of 21.6% (compared with the multiples implied in the merger of 15.9% of deposits as of September 30, 1999 for FAB).

    Discounted Cash Flow Analysis.  Using discounted cash flow analysis, Sheshunoff estimated the present value of the future after-tax cash flow streams that FAB could produce through the year 2004, under various circumstances, assuming that it performed in accordance with the earnings/return projections provided by management.

    Sheshunoff estimated the terminal value for FAB at the end of 2004 by capitalizing the final period projected earnings by the quotient of (i) the assumed annual growth rate of the earnings of FAB plus one and (ii) the difference between a range of required rates of return and the assumed annual growth rate of earnings in (i) above. This produced a range of terminal values per share of $61 to $93. Sheshunoff then discounted the annual cash flow streams (defined as all earnings in excess of that required to maintain a tangible equity to asset ratio of 6.0%) and the terminal values using discount rates ranging from 12% to 16%. The discount range was chosen to reflect different assumptions regarding the required rates of return of FAB and the inherent risk surrounding the underlying projections. This discounted cash flow analysis indicated a range of values per share of $61 to $93, compared to the value per share of the merger consideration to FAB shareholders of $77.29 as of February 29, 2000.

    Comparable Company Analysis.  Sheshunoff compared selected stock market results of IUB to the publicly available corresponding data of other composites which Sheshunoff deemed to be relevant, including SNL Securities, L.P.'s (i) index of all publicly traded banks and (ii) the SNL index of banks with assets $1 Billion to $5 Billion and the S&P 500. Although IUB's common stock price has exhibited some recent weakness relative to the selected indices, this weakness in itself is not material to the fairness from a financial point of view of the merger consideration to be received by shareholders of FAB as of the date of the Fairness opinion.

    No company or transaction used in the comparable company and comparable transaction analyses is identical to FAB, IUB, or the merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of FAB and IUB and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data or comparable company data.

    Pursuant to an engagement letter dated May 6, 1998, between Capstone Bank, N.A., a wholly-owned subsidiary of FAB, and Sheshunoff, Capstone Bank agreed to pay Sheshunoff a retainer fee of $5,000 and a transaction fee calculated as follows:

Consideration Amount	Transaction Fee
Less than $25 million	1.00% of merger consideration
Equal to or greater than $25 million, but	1.25% of merger consideration
less than $29 million
Equal to or greater than $29 million, but	1.5% of merger consideration
less than $32 million
Equal to or greater than $32 million	1.75% of merger consideration

    FAB also agreed to indemnify and hold harmless Sheshunoff and its officers and employees against certain liabilities in connection with its services under the engagement letters, except for liabilities resulting from the negligence, violation of law or regulation or bad faith of Sheshunoff or any matter for which Sheshunoff may have strict liability.

    The fairness opinion is directed only to the question of whether the merger consideration is from a financial perspective and does not constitute a recommendation to any FAB shareholder to vote in favor of the merger. No limitations were imposed on Sheshunoff regarding the scope of its investigation or otherwise by FAB.

    Based on the results of the various analyses described above, Sheshunoff concluded that the merger consideration to be received by FAB shareholders pursuant to the merger is fair from a financial point of view.

Conversion of Stock

    At the effective time, each share of FAB common stock outstanding, other than the shares described in the following paragraph, will be converted into the right to receive 4.4167 common shares of IUB, subject to customary antidilution adjustments as provided in the merger agreement.

    Shares of FAB common stock held by FAB or IUB or any subsidiary of either company will not be converted into the right to receive IUB shares, except for shares held, directly or indirectly, in trust accounts, managed accounts and the like, or otherwise held in a fiduciary capacity that are beneficially owned by third parties ("trust account shares") or in respect of a debt previously contracted ("DPC"). Shares of FAB common stock outstanding immediately prior to the effective time, the holders of which delivered to FAB a written demand for the payment of the fair value of their shares in the manner provided in the Illinois Business Corporation Act, also will not be converted into the right to receive IUB Shares.

    Each outstanding share of FAB common stock owned by FAB or its subsidiary or IUB or its subsidiaries, other than trust account shares or DPC shares, or by FAB as treasury stock will be canceled at the effective time and will cease to exist. No IUB shares or other consideration will be delivered in exchange for these canceled shares.

Treatment of Options

    Each stock option to acquire FAB common stock outstanding and unexercised immediately prior to the effective time will be automatically converted at the effective time into the right to receive a "net" number of IUB common shares that is equal to the difference between the number of IUB shares that the holder of the option would have received in the merger had the option been exercised before the merger, and that number of IUB shares that have a value, based on the average price for IUB shares during the 5 trading days before the merger, equal to the option's exercise price.

Exchange of Certificates; Fractional Shares

    At or prior to the effective time, IUB will deposit with a bank or another entity reasonably acceptable to both IUB and FAB certificates representing the common shares of IUB and cash in lieu of any fractional shares to be issued pursuant to the merger agreement. That bank or entity will act as the exchange agent for the benefit of the holders of certificates of FAB common stock.

    As soon as practicable after the effective time, a form of transmittal letter will be mailed by the exchange agent to FAB shareholders. This transmittal letter will contain instructions with respect to the surrender of certificates representing FAB common stock.

    You should not return your FAB common stock certificates with the enclosed proxy and should not forward them to the exchange agent until you receive a letter of transmittal following the effective time.

    Until you surrender your FAB stock certificates for exchange after the effective time, you will accrue but will not be paid dividends or other distributions declared after the effective time with respect to IUB common shares into which your FAB shares have been converted. When you surrender your certificates, IUB will pay to you any unpaid dividends or other distributions, without interest. After the effective time, there will be no transfers on the stock transfer books of FAB of shares of FAB common stock issued and outstanding immediately prior to the effective time. If certificates representing shares of FAB common stock are presented after the effective time, they will be canceled and exchanged for a certificate representing the applicable number of IUB common shares.

    No fractional shares of IUB will be issued to you upon consummation of the merger. The exchange agent will bundle together all fractional interests, collectively representing a whole number of shares, and sell them in the over-the-counter market through a market maker for IUB shares. The net proceeds will be distributed among the former holders of the fractional shares in proportion to their respective ownership of the fractional shares. No interest will be paid or accrued on cash payable to you in lieu of fractional shares.

    None of IUB, FAB or any other person will be liable to any former holder of FAB common stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

    If a certificate for FAB common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification.

    For a description of IUB common shares and a description of the differences between the rights of the holders of FAB common stock, on the one hand, and holders of IUB common shares, on the other hand, see "Description of IUB Capital Stock" and "Comparison of Shareholders' Rights."

Effective Time

    The effective time of the merger will be the time and date set forth in the articles of merger that will be filed with each of the Secretary of State of the State of Illinois and the Secretary of State of Indiana on the closing date of the merger. The closing date will occur on a date to be specified by the parties. Subject to applicable law, this date will be no later than five business days after the satisfaction or waiver of the latest to occur of the conditions precedent to the merger set forth in the merger agreement. IUB and FAB each anticipate that the merger will be consummated on April 28, 2000. However, consummation of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying other conditions to the merger. There can be no assurances as to whether, and on what date, IUB and FAB will obtain those approvals or that IUB and FAB will consummate the merger. If the merger is not completed on or before May 31, 2000, either IUB or FAB may terminate the agreement, unless the failure to effect the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of that party set forth in the merger agreement. See "—Conditions to Consummation of the Merger" and "—Regulatory Approvals Required for the Merger."

Representations and Warranties

    The merger agreement contains representations and warranties of FAB as to, among other things:

  •
  its corporate organization and existence and that of Capstone Bank;

  •
  its capitalization and that of Capstone Bank;

  •
  its corporate power and authority;

  •
  the compliance of the merger agreement with (1) its articles and bylaws, (2) applicable laws, and (3) certain material agreements;

  •
  governmental and third-party approvals;

  •
  the timely filing of required regulatory reports;

  •
  its financial statements;

  •
  its brokers' fees;

  •
  the absence of certain changes in its businesses since December 31, 1998;

  •
  the absence of material legal proceedings and injunctions;

  •
  the filing and accuracy of its tax returns;

  •
  its employee benefit plans and related matters;

  •
  its compliance with applicable law;

  •
  the validity of, and the absence of material defaults under, certain contracts;

  •
  its agreements with regulatory agencies, if any;

  •
  its use of interest rate risk management instruments, such as swaps and options;

  •
  the absence of undisclosed liabilities;

  •
  its insurance;

  •
  the absence of environmental liabilities;

  •
  its year 2000 risk management plans and software capabilities;

  •
  qualification of the merger as a transaction of a type for pooling of interests accounting treatment; and

  •
  the accuracy of information provided for inclusion in documents filed with regulatory agencies.

    The merger agreement contains representations and warranties of IUB as to, among other things:

  •
  its corporate organization and existence and that of its subsidiaries;

  •
  its capitalization and that of its subsidiaries;

  •
  its corporate power and authority;

  •
  the compliance of the merger agreement with (1) its articles and bylaws, (2) applicable laws, and (3) certain material agreements;

  •
  governmental and third-party approvals;

  •
  the timely filing of required regulatory reports;

  •
  its financial statements and filings with the Securities and Exchange Commission (the "SEC");

  •
  the absence of undisclosed liabilities;

  •
  its brokers fees;

  •
  the absence of certain changes in its businesses since December 31, 1998;

  •
  qualification of the merger as a transaction of a type for pooling of interests accounting treatment; and

  •
  the accuracy of information provided for inclusion in documents filed with regulatory agencies.

Conduct of Business Pending the Merger

    Prior to the effective time, FAB has agreed to, and to cause Capstone Bank to:

  •
  conduct its business in the ordinary course;

  •
  use its reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and to retain the services of its officers and key employees;

  •
  take no action that would adversely affect or delay the receipt of any required regulatory approvals or to perform its covenants and agreements under the merger agreement;

  •
  use its reasonable best efforts to promptly prepare and file all necessary applications, notices, petitions and filings, and to cooperate in obtaining permits, consents, approvals and authorizations of all necessary third parties and governmental entities;

  •
  furnish all information concerning itself and its subsidiaries, directors, officers and shareholders and any other matters as may be necessary in connection with the merger, and to use its reasonable best efforts to take all necessary actions to comply promptly with all legal requirements that may be imposed on it or its subsidiaries to consummate the merger; and

  •
  give IUB access to all of its properties, books, contracts, commitments and records and to furnish information concerning its businesses, properties and personnel, subject to the restrictions, and for the purposes set forth in, the merger agreement.

    In addition, except as expressly contemplated by the merger agreement, FAB has agreed that, without the consent of IUB, it and Capstone Bank will not, among other things:

Indebtedness

  •
  other than in the ordinary course of a commercial banking business,
  –
  incur any indebtedness for borrowed money,
  –
  guarantee the obligations of any other individual, corporation or other entity, or
  –
  make any loan or advance;

Dividends and stock repurchases

  •
  make, declare or pay any dividend or make any other distribution on or, directly or indirectly, redeem, purchase or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, except:
  –
  for regular quarterly cash dividends at a rate not in excess of $0.30 per share of  FAB common stock,
  –
  for regular "tax" dividends, but all of such dividends declared with respect to 1999 and that part of 2000 before the merger cannot exceed 42.6% of FAB taxable income from January 1, 1999 to the effective time of the merger, and
  –
  for dividends paid by Capstone Bank, N.A. to FAB.

  •
  redeem, purchase or otherwise acquire any FAB common Stock.

Capital stock

  •
  adjust, split, combine or reclassify any capital shares;

  •
  grant any share appreciation right or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

  •
  issue any additional shares of capital stock:

Dispositions and acquisitions

  •
  make any acquisition or disposition of assets or securities, except in the ordinary course of business, or

  •
  make any capital contributions to or investments in any person or entity except in the ordinary course of business.

Employees

  •
  increase in any manner the compensation or fringe benefits of any of its employees or pay any pension or retirement allowance not required by any existing plan or agreement to any of its employees,

  •
  enter into or amend any employment, severance or termination agreement, or

  •
  become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement with or for the benefit of any employee other than in the ordinary course of business.

Acquisition proposals

  •
  solicit or encourage from any third party, enter into any negotiations, discussions or agreement in respect of, authorize any individual, corporation or other entity to solicit or encourage from any third party, enter into any negotiations, discussions or agreements in respect of, provide or cause to be provided any confidential information in connection with, any inquiries or proposals relating to the disposition of all or substantially all of its business or assets, the acquisition of its voting securities, or the merger of it or Capstone Bank with any corporation or other entity other than as provided by the merger agreement;

Adverse actions

  •
  knowingly take any action that would prevent or impede the merger from qualifying for pooling of interests accounting treatment or as a transaction of a type that is generally tax-free for U.S. federal income tax purposes, or

  •
  take any action that is in violation of any provision of the merger agreement, is intended or expected to result in any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time, or in any of the conditions to the merger set forth in the merger agreement not being satisfied, except, in every case, as may be required by applicable law;

Amendments to governing documents

  •
  amend its articles or its bylaws.

Business products and policies

  •
  offer any new deposit or loan product or service,

  •
  change its lending, investment, liability management, loan loss provision, loan loss charge-off or other material banking policies;

Accounting

  •
  implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines; or

Other agreements

  •
  agree to take or make any commitment to take any of the actions listed above.

Conditions to Consummation of the Merger

    Each party's obligation to effect the merger is subject to the satisfaction or waiver, where permissible, of the following conditions at or prior to the effective time:

  •
  approval of the merger agreement by the requisite affirmative vote of the holders of FAB common stock entitled to vote on the matter;

  •
  authorization for listing on the Nasdaq National Market of the IUB common shares that are to be issued to FAB shareholders upon consummation of the merger, subject to official notice of issuance;

  •
  receipt of all regulatory approvals required to consummate the merger and all those approvals remaining in full force and effect and all statutory waiting periods with respect to those approvals having expired;

  •
  effectiveness of the registration statement (the "Registration Statement") of which this document forms a part and no stop order suspending its effectiveness having been issued and no proceedings for that purpose having been initiated or threatened by the SEC;

  •
  no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or any of the other transactions contemplated by the merger agreement will be in effect, and no statute, rule, regulation, order, injunction or decree will have been enacted, entered, promulgated or enforced by any court, administrative agency or commission or other governmental authority or instrumentality that prohibits or makes illegal consummation of the merger;

  •
  receipt by IUB and FAB of the opinions of their respective independent accountants, Crowe, Chizek and Company LLP, in form and substance reasonably satisfactory to IUB and FAB, as the case may be, dated as of the closing date, substantially that, on the basis of facts, representations and assumptions set forth in their opinions that are consistent with the state of facts existing at the effective time, the merger will be treated as a transaction of a type that is generally tax-free for U.S. federal income tax purposes;

  •
  receipt by each of IUB and FAB of a letter from their respective independent accountants, addressed to IUB or FAB, as the case may be, that the merger will qualify for pooling of interests accounting treatment;

  •
  the representations and warranties of the other party to the merger agreement will be true and correct in all material respects as of the date of the merger agreement and, except to the extent those representations and warranties speak as of an earlier date, as of the closing date as though made on the closing date. For purposes of this condition, those representations and warranties will be deemed to be true and correct, unless the failure or failures of those representations and warranties to be so true and correct, individually or in the aggregate, and without giving effect to any qualification as to materiality or material adverse effect set forth in those representations and warranties, would have a material adverse effect on the party making the representation; and

  •
  each party will have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date.

    No assurance can be provided as to if, or when, the required regulatory approvals necessary to consummate the merger will be obtained, or whether all of the other conditions precedent to the merger will be satisfied or waived by the party permitted to do so. If the merger is not effected on or before May 31, 2000, either IUB or FAB may terminate the merger agreement, unless the failure to effect the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe covenants and agreements of that party set forth in the merger agreement.

Regulatory Approvals Required for the Merger

    IUB and FAB have agreed to use their reasonable best efforts to obtain all regulatory approvals required to consummate the transactions contemplated by the merger agreement. IUB must receive approval from the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). IUB has competed the filing of an application to obtain this required regulatory approval. The merger cannot proceed in the absence of this required regulatory approval. There can be no assurance that this required regulatory approvals will be obtained. However, neither IUB nor FAB know of any basis on which the Federal Reserve Board could deny approval of IUB's application.

    IUB and FAB are not aware of any other material governmental approvals or actions that are required prior to the parties' consummation of the merger other than those described below. If any additional governmental approvals or actions are required, the parties presently intend to seek those approvals or actions. There can be no assurance, however, that the parties will obtain these additional approvals or actions.

    Federal Reserve Board.  The merger is subject to approval by the Federal Reserve Board pursuant to Section 3 of the Bank Holding Company Act of 1956, as amended (the "BHCA"). Assuming Federal Reserve Board approval, the parties may not consummate the merger until 30 days after that approval. During that time, the U.S. Department of Justice (the "DOJ") may challenge the merger on antitrust grounds and seek the divestiture of certain assets and liabilities. IUB does not conduct business in any of the banking markets of FAB and neither IUB nor FAB expect the DOJ to challenge the merger on antitrust grounds. With the approval of the Federal Reserve Board and the DOJ, the waiting period may be reduced to no fewer than 15 days. IUB and FAB anticipate this waiting period being reduced to 15 days.

    The Federal Reserve Board is prohibited from approving any transaction under the applicable statutes that (1) would result in a monopoly, (2) would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (3) may have the effect in any section of the United States of substantially lessening competition, tending to create a monopoly or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

    In addition, in reviewing a transaction under the applicable statutes, the Federal Reserve Board will consider the financial and managerial resources of the companies and their subsidiary banks and the convenience and needs of the communities to be served. As part of, or in addition to, consideration of these factors, the parties anticipate that the Federal Reserve Board will consider the regulatory status of IUB and FAB, current and projected economic conditions in the areas of the United States where IUB and FAB operate, and the overall capital and safety and soundness standards established by the Federal Deposit Insurance Corporation Improvement Act of 1991 (the "FDICIA") and the regulations promulgated under the FDICIA.

    Under the Community Reinvestment Act of 1977, as amended (the "CRA"), the Federal Reserve Board must take into account the record of performance of each of IUB and FAB in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by each company and their subsidiaries. Each of IUB's and FAB's subsidiary depository institutions has a satisfactory CRA rating with the appropriate federal regulator. None of these institutions received any negative comments from its respective federal regulator in its last CRA examination relating to those ratings that were material and remain unresolved.

    The Federal Reserve Board will furnish notice and a copy of the application for approval of the merger to the Office of the Comptroller of the Currency (the "OCC"). The OCC has 30 days to submit their view and recommendations to the Federal Reserve Board. The Federal Reserve Board is required to hold a public hearing in the event it receives a written recommendation of disapproval of the application from the OCC within that 30-day period. Furthermore, the BHCA and Federal Reserve Board regulations require publication of notice of, and the opportunity for public comment on, the application submitted by IUB for approval of the merger, and authorize the Federal Reserve Board to hold a public meeting in connection with the application if the Federal Reserve Board determines that a meeting would be appropriate. Any meeting or comments provided by third parties could prolong the period during which the application is subject to review by the Federal Reserve Board.

Material Federal Income Tax Consequences

    The following is a summary of the material anticipated U.S. federal income tax consequences of the merger to FAB shareholders who hold FAB common stock as a capital asset, that is, generally for investment. The summary is based on the Internal Revenue Code (the "Code"), Treasury regulations issued under the Code, and administrative rulings and court decisions in effect as of the date of this document, all of which are subject to change at any time, possibly with retroactive effect. This discussion summarizes the opinion of Crowe, Chizek and Company LLP, independent accountants to IUB and FAB. This summary is not a complete description of all of the consequences of the merger and, in particular, may not address U.S. federal income tax considerations applicable to FAB shareholders subject to special treatment under U.S. federal income tax law. FAB shareholders subject to special treatment include, for example, foreign persons, financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, holders who acquired their shares of FAB common shares pursuant to the exercise of an employee stock option or right or otherwise as compensation, and holders who hold FAB common shares as part of a "hedge," "straddle" or "conversion transaction." In addition, no information is provided in this document with respect to the tax consequences of the merger under applicable foreign, state or local laws.

    FAB shareholders are urged to consult with their tax advisors regarding the tax consequences of the merger to them in their particular situations, including the effects of U.S. federal, state, local, foreign and other tax laws.

    General.  In connection with the filing of the Registration Statement, Crowe, Chizek and Company LLP, has delivered to IUB its opinion, dated the date of the Registration Statement, addressing the U.S. federal income tax consequences of the merger described below. Crowe, Chizek and Company LLP has rendered its opinion on the basis of facts, representations and assumptions set forth or referred to in its opinion that are consistent with the state of facts expected to exist at the effective time. In rendering this opinion, Crowe, Chizek and Company LLP required and relied upon factual representations contained in certificates of officers of IUB and FAB. The opinion is that, for U.S. federal income tax purposes, the merger will be treated as a transaction of a type that is generally tax-free and, accordingly:

  •
  neither IUB nor FAB will recognize any gain or loss as a result of the merger;

  •
  FAB shareholders who exchange all of their FAB common stock solely for IUB common shares pursuant to the merger will recognize no gain or loss, except with respect to cash received in lieu of a fractional share interest in IUB common shares;

  •
  the aggregate tax basis of the IUB common shares received by FAB shareholders, including fractional shares deemed received and redeemed as described below, will equal the aggregate tax basis of the shares of FAB common stock surrendered in exchange for those IUB common shares;

  •
  the holding period of a IUB common share received in the merger, including a fractional share deemed received and redeemed as described below, will include the holder's holding period in the FAB common stock surrendered in exchange for that IUB common share; and

  •
  Cash received by a FAB shareholder in lieu of a fractional share interest in an IUB common share will be treated as received in redemption of that fractional share interest, and a FAB shareholder will recognize capital gain or loss for U.S. federal income tax purposes measured by the difference between the amount of cash received and the portion of the tax basis of the share of FAB common stock allocable to that fractional share interest, if the deemed redemption meaningfully reduces the FAB shareholder's interest in IUB, taking into account the constructive ownership rules of the Code. This capital gain or loss will be long-term capital gain or loss if the holding period for that share of FAB common stock is greater than one year at the effective time. A shareholder that owns an extremely small percentage of the shares of FAB, exercises no control over the affairs of IUB or FAB, and who does not actually or constructively own any shares of IUB shares other than those received in the merger, will be treated as experiencing a meaningful reduction in interest.

    The obligations of IUB and FAB to consummate the merger are conditioned upon the receipt of further opinions of their respective independent accountants, in form and substance reasonably satisfactory to IUB and FAB, as the case may be, dated the closing date, substantially that, on the basis of facts, factual representations and assumptions set forth in each opinion that are consistent with the state of facts existing at the effective time, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, that is, a transaction of a type that is generally tax-free for U.S. federal income tax purposes. In rendering those opinions, the independent accountants may require and rely upon representations contained in certificates of officers of IUB, FAB and others, reasonably satisfactory in form and substance to them. None of the tax opinions to be delivered to the parties in connection with the merger as described in this document is binding on the Internal Revenue Service (the "IRS") or the courts, and the parties do not intend to request a ruling from the IRS with respect to the merger. Accordingly, there can be no assurance that the IRS will not challenge the conclusions reflected in those opinions or that a court will not sustain such challenge.

    In the event that (a) either IUB or FAB fails to receive the opinion of its independent accountants described in the immediately preceding paragraph, (b) IUB and FAB decide to waive the condition to their obligations to consummate the merger relating to those opinions or (c) IUB and FAB determine that the tax consequences of the merger are materially different from those described above, IUB and FAB will circulate additional materials to the FAB shareholders and will resolicit their approval of the merger.

Accounting Treatment

    IUB and FAB anticipate that the merger will be accounted for as a pooling of interests transaction under generally accepted accounting principles. Under this method of accounting, FAB shareholders and IUB shareholders will be deemed to have combined their existing voting common stock interests by virtue of the exchange of shares of FAB common stock for IUB common shares. Accordingly, the book value of the assets, liabilities and shareholders' equity of each of IUB and FAB, as reported on their respective consolidated balance sheets, will be carried over to the consolidated balance sheet of IUB, and no goodwill will be created. IUB will be able to include in its consolidated income the consolidated income of both companies for the entire fiscal year in which the merger occurs. However, IUB must treat certain expenses incurred to effect the merger as current charges against income, rather than adjustments to its balance sheet.

    It is a condition to consummation of the merger that each of IUB and FAB receive an opinion from its respective independent accountants that the merger will be accounted for as a pooling of interests. See "—Conditions to Consummation of the Merger."

    IUB has prepared the unaudited pro forma financial information contained in this document using the pooling of interests accounting method to account for the merger. See "Summary—Unaudited Comparative Per Share Data" and "Unaudited Pro Forma Condensed Combined Financial Information."

Termination of the Merger Agreement

    The merger agreement provides that the merger may be terminated at any time prior to the effective time, whether before or after approval by holders of FAB common stock:

  •
  by mutual consent of IUB and FAB in a written instrument, if the board of directors of each so determines by a vote of a majority of its members;

  •
  by the FAB Board if the average price of IUB shares for the 5 trading days before the merger is below $16;

  •
  by either the IUB Board or the FAB Board, if any governmental entity of competent jurisdiction has issued a final non-appealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement;

  •
  by either the IUB Board or the FAB Board, if the merger is not consummated on or before May 31, 2000 unless the failure of the closing to occur by this date is due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of that party set forth in the merger agreement; and

  •
  by either the IUB Board or the FAB Board, if (a) the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement and (b) there has been a material breach of any of the covenants or agreements or any of the representations or warranties set forth in the merger agreement on the part of FAB, in the case of a termination by IUB, or on the part of IUB, in the case of a termination by FAB, which breach, individually or in the aggregate, would constitute, if occurring or continuing on the closing date, the failure of a condition described under "—Conditions to Consummation of the Merger" and which breach is not cured within 30 days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured prior to the closing date.

    Whether or not the merger is consummated, all fees and expenses incurred in connection with the merger and the transactions contemplated thereby will be paid by the party incurring these expenses, except that IUB and FAB will equally bear the costs and expenses of printing and mailing this document.

Extension, Waiver and Amendment of the Merger Agreement

    Extension and Waiver.  At any time prior to the effective time, IUB and FAB, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed:

  •
  extend the time for the performance of any of the obligations or other acts of the other party;

  •
  waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement; and

  •
  waive compliance with any of the agreements or conditions contained in the merger agreement.

    However, after the shareholders of FAB approve the transactions contemplated by the merger agreement, IUB or FAB, as the case may be, may not, without further approval of the FAB shareholders, enter into any extension or waiver of the merger agreement that reduces the amount or changes the form of the consideration to be delivered to the holders of FAB common stock, other than as contemplated by the merger agreement.

    Amendment.  Subject to compliance with applicable law, IUB and FAB may amend the merger agreement by action taken or authorized by their respective Boards of Directors at any time before or after approval of the matters presented in connection with the merger by FAB shareholders. However, after any approval of the transactions contemplated by the merger agreement by FAB shareholders, there may not be, without further approval of those shareholders, any amendment of the merger agreement that changes the amount or the form of the consideration to be delivered to the FAB shareholders, other than as contemplated by the merger agreement.

Employee Benefits and Plans

    IUB will provide the officers and employees of FAB and Capstone Bank with the same employee benefits that IUB provides to its other officers and employees after the merger. IUB will credit the officers and employees of FAB and Capstone Bank with their years of service at FAB or Capstone Bank for purposes of eligibility to participate, vest and receive benefits under an IUB benefit plan.

Stock Exchange Listing

    IUB has agreed to cause the IUB common shares to be issued in the merger to be approved for listing on the Nasdaq National Market. It is a condition to the consummation of the merger that those shares be authorized for listing on the Nasdaq National Market, subject to official notice of issuance.

Expenses

    The merger agreement provides that each of IUB and FAB will pay its own expenses in connection with the merger and the transactions contemplated by the merger agreement. However, IUB and FAB will divide equally the payment of all printing and mailing costs relating to this document.

Interests of Certain Persons in the Merger

    Members of FAB's Board and FAB's management may have interests in the merger that are in addition to their interests as FAB shareholders generally. As described below, FAB executive officers and directors John R. Rodda and Luke W. Montgomery are expected to enter into agreements relating to their employment at Capstone Bank, N.A. following the merger. The FAB Board was aware of these interests and considered them, among many other matters, in approving the merger agreement and the transactions contemplated by the merger agreement.

  Employment Agreements

    The merger agreement provides that each of John R. Rodda, President and Chief Executive Officer of Capstone Bank., and Luke W. Montgomery, a Senior Vice President of Capstone Bank, will enter into agreements relating to their employment with Capstone Bank after the effective time. The employment agreements for these executives will supersede existing employment, severance and deferred compensation agreements in effect between Capstone Bank and each of these executives. The employment agreements to be in effect after the merger do not extend the term of employment beyond the term presently provided in each executive's agreement. The new employment agreements provide for a compensation package for each executive that is less than the compensation payable under each executive's current agreement.

  Indemnification; Directors and Officers Liability Insurance.

    The merger agreement provides that in the event of any threatened or actual claim or proceeding in which any person who is or has been a director, officer or employee of FAB or Capstone Bank is, or is threatened to be, made a party based in whole or in part on, or pertaining to, the fact that the person was a director, officer or employee of FAB or Capstone Bank, or the merger agreement or the transactions contemplated by the merger agreement, IUB will, subject to the conditions set forth in the merger agreement, indemnify that person to the fullest extent permitted by law against any liability or expense incurred in connection with any of these claims or proceedings. The merger agreement further provides that IUB will, subject to the conditions set forth in the merger agreement, use commercially reasonable efforts to cause the persons serving as directors and officers of FAB immediately prior to the merger to be covered for a period of at least three years following the effective time by FAB's directors' and officers' liability insurance policy, or any equivalent substitute for that policy.

Restrictions on Resales by Affiliates

    Shares of IUB to be issued to FAB shareholders in the merger have been registered under the Securities Act of 1933, as amended (the "Securities Act"). Shares of IUB issued in the merger may be traded freely and without restriction by those shareholders not deemed to be affiliates (as that term is defined under the Securities Act) of FAB. Any subsequent transfer of shares, however, by any person who is an affiliate of FAB at the time the merger is submitted for a vote of the holders of FAB common stock will, under existing law, require either:

  •
  the further registration under the Securities Act of the IUB shares to be transferred,

  •
  compliance with Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances, or

  •
  the availability of another exemption from registration.

    An "affiliate" of FAB is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, FAB. These restrictions are expected to apply to the directors and executive officers of FAB and the holders of 10% or more of the FAB common stock. The same restrictions apply to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. IUB will give stop transfer instructions to the transfer agent with respect to the shares of FAB common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended.

    SEC guidelines regarding qualifying for the pooling of interests method of accounting also limit sales of shares of the acquiring and acquired company by affiliates of either company in a business combination. SEC guidelines indicate that the pooling of interests method of accounting will generally not be challenged on the basis of sales by affiliates of the acquiring or acquired company if those affiliates do not dispose of any of the shares of the corporation they own or shares of a corporation they receive in connection with a merger during the period beginning 30 days before the merger and ending when financial results covering at least 30 days of post-merger operations of the combined entity have been published.

    Each of FAB and IUB has agreed in the merger agreement to use all reasonable efforts to cause each person who is an affiliate of that party for purposes of Rule 145 under the Securities Act, and for purposes of qualifying the merger for pooling of interests accounting treatment, to deliver to the other party a written agreement intended to ensure compliance with the Securities Act and preserve the ability to treat the merger as a pooling of interests.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

FAB

    After the merger, FAB will be a wholly owned subsidiary of IUB and its directors and executive officers will be IUB's chief executive officer, James L. Saner, Sr., and IUB's chief financial officer, Donald A. Benziger. After the merger, the officers and employees of Capstone Bank generally are expected to hold the same positions under the same employment relationships held prior to the merger. See "Interests of Certain Persons in the Merger—Employment Agreements." The directors of Capstone Bank after the merger are expected to be the current directors of Capstone Bank and Mr. Saner, subject to such changes as IUB may later determine to make, if any.

    The merger is not expected to significantly alter the operations of Capstone Bank. Capstone Bank will retain its separate corporate existence, charter and name. After the merger, Capstone Bank will continue to serve its banking markets under a community banking philosophy mutually shared by the FAB Board and the IUB Board. Capstone Bank may offer additional banking and insurance products and services after the merger that IUB banks generally offer to customers.

IUB

    The directors and executive officers of IUB before the merger will continue to serve in such positions after the merger. Pursuant to the merger agreement the number of IUB directors will be increased by one at the effective time to create a position for an individual designated by the directors of FAB before the merger. The FAB board has designated Rick S. Hartman and Mr. Hartman is expected to become a director of IUB at the effective time of the merger.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

IUB

    IUB common shares are listed on the Nasdaq National Market and traded under the symbol "IUBC." The following table sets forth, for the periods indicated, the high and low reported closing prices per IUB common share on the Nasdaq National Market and cash dividends declared per IUB common share. The cash dividend and stock price information has been adjusted to reflect IUB's two-for-one stock split paid on August 31, 1998.

	Price Range of Common Share
			Dividends Declared
	High	Low
1998
First Quarter	$32.47	$21.25	$.140
Second Quarter	30.38	26.75	.145
Third Quarter	28.00	23.00	.145
Fourth Quarter	26.50	21.00	.155
1999
First Quarter	$23.50	$21.00	$.16
Second Quarter	21.13	17.00	.16
Third Quarter	23.00	18.13	.16
Fourth Quarter	20.69	17.13	.16
2000
First Quarter	$19.00	$16.50	$.16
(through March 21)

    The timing and amount of future dividends will depend upon earnings, cash requirements, the financial condition of IUB and its subsidiaries, applicable government regulations and other factors deemed relevant by the IUB Board. Various U.S. state and federal laws limit the ability of affiliated banks to pay dividends to IUB.

FAB

    FAB common stock does not trade in any established market and trading is infrequent. The following table sets forth, for the periods indicated, the high and low prices per share of FAB common stock as reported to FAB by the buyer or seller, and cash dividends declared per share of FAB common stock. Other trades of FAB common stock may have occurred at different prices not known to FAB.

	Price Range of Common Share
					Dividends Declared
	High		Low
1998
First Quarter		$47.00		$47.00	$.25
Second Quarter		39.14		38.07	.92
Third Quarter		39.31		39.31	.65
Fourth Quarter		47.28		40.58	.25
1999
First Quarter		$56.97		$47.28	$.80
Second Quarter		57.99		51.27	1.59
Third Quarter		57.99		57.59	1.00
Fourth Quarter		58.43		58.43	.30
2000
First Quarter	$	*	$	*	$.30
(through March 21)

*
No known trades.

    The timing and amount of future dividends will depend upon earnings, cash requirements, the financial condition of FAB and Capstone Bank, applicable government regulations and other factors deemed relevant by the FAB Board. Various U.S. state and federal laws limit the ability of Capstone Bank to pay dividends to FAB. The merger agreement limits the cash dividends payable on FAB common stock pending consummation of the merger. See "The Merger—Conduct of Business Pending the Merger and Other Agreements."

INFORMATION ABOUT IUB

General

    IUB is a community focused financial services holding company organized under the laws of Indiana and registered under the Bank Holding Company Act ("BHCA"). IUB is engaged in a general commercial banking business through its banking subsidiaries headquartered in Greensburg, Brookville and New Albany, Indiana. IUB is engaged in a trust company business through its banking subsidiary headquartered in Greensburg. IUB also is engaged in the insurance agency business through a subsidiary located in Greensburg. At September 30, 1999, IUB's consolidated total assets were $937 million, its consolidated total deposits were $803 million and its consolidated total shareholders' equity was $60 million.

    The principal office of IUB is located at 201 N. Broadway, Greensburg, Indiana 47240, telephone number (812) 663-0157.

Management and Additional Information

    Certain information relating to the executive compensation, various benefit plans, voting securities, including the principal holders of those securities, certain relationships and related transactions and other matters as to IUB is incorporated by reference from or set forth in IUB's Annual Report on Form 10-K for the year ended December 31, 1998, incorporated into this document by reference. Shareholders desiring copies of this document and other documents may contact IUB at its address or telephone number indicated under "Where You Can Find More Information."

INFORMATION ABOUT FAB

General

    FAB is a bank holding company organized under the laws of Illinois and registered under the BHCA. FAB is engaged in a general commercial banking business through its banking subsidiary, Capstone Bank, N.A. Capstone Bank conducts business at its main office in Watseka, Illinois and at four branches in Crescent City, Kankakee and Bourbonnais, Illinois and Goodland, Indiana. At September 30, 1999, FAB's consolidated total assets were $131 million, its consolidated total deposits were $116 million and its consolidated total shareholders' equity was $9 million.

    The principal office of FAB is located at 216 S. Fourth Street, Watseka, Illinois 60970, telephone number (815) 432-3977.

FAB MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following presents management's discussion and analysis of the results of operations and financial condition of FAB as of the dates and for the periods indicated. This discussion should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto and other financial data appearing elsewhere in this document.

    The statements contained in this management's discussion and analysis that are not historical facts are forward-looking statements subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of FAB, are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. FAB's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations and future prospects of FAB and its subsidiary banks include, but are not limited to, changes in: interest rates; general economic conditions; legislation; regulations; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of the loan or securities portfolios; demand for loan products; deposit flows; competition; demand for financial services in FAB's market area; and accounting principles, policies, and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

    Dollar amounts shown in any table, except share data, are in thousands.

Financial Condition

Average Assets and Liabilities

    From December 31, 1997 to September 30, 1999, FAB experienced continued growth in deposits, earning assets, and total assets. Total average assets were $130.5 million for the nine months ended September 30, 1999, an increase of 7.7% from the prior year period. Average earning assets for the nine months ended September 30, 1999 were $117.3 million, an increase of $8.5 million, or 7.8%, from the same nine-month period in 1998. The average earning asset growth in 1999 is primarily due to an increase in the securities portfolio of 32.7% over the same period in 1998. During 1999, management moved funds from cash equivalents into the securities portfolio to reduce excess liquidity and realize higher yields. The growth in the securities portfolio consisted primarily of increased holdings of U.S. Government agency and mortgage-backed securities. Average loans for the nine months ended September 30, 1999 and 1998 were virtually the same, at $67.9 million and $67.6 million, respectively. Asset growth in 1999 was funded through average deposit growth of $9.3 million, or 8.8%, from the year ago period. Deposit growth in 1999 was in the interest-bearing categories.

    For the calendar year 1998, total average assets were $126.6 million, an increase of 14% over 1997. Asset growth was funded by average deposit growth of 13.6% in 1998. Average earning assets in 1998 were $113.5 million, an increase of $11.6 million, or 13.5%, from 1997. In 1998, growth in earning assets was primarily centered in the loan portfolio. Commercial and agricultural loans accounted for most of the loan growth in 1998. Higher loan volumes were obtained in 1998 by offering more competitive rates and winning new customers due to the Bourbonnais branch opening.

    Total deposits continued to grow in 1998 and the nine months ended September 30, 1999 as they have for several years in a row. Average deposits in the nine months ended September 30, 1999 were $115.6 million, an increase of $9.3 million, or 8.8%, from the same period in 1998. Interest-bearing deposit averages were $104.2 million and $92.4 million in the nine months ended September 30, 1999 and 1998, respectively. The $11.8 million, or 12.8%, increase in 1999 is primarily in NOW and money market accounts and time deposits in denominations of $100,000 or more.

    As shown in the consolidated Average Balance Sheets for 1998 and 1997, deposit growth in 1998 occurred in every category except savings accounts. FAB lowered its stated rate on savings accounts to 1.25% in 1998, resulting in some runoff. Deposit growth in 1998 was achieved through new accounts from the branch office in Bourbonnais, more competitive rate offerings, and the success of a new money market account designed for public fund customers.

    Average interest-bearing liabilities for the nine months ended September 30, 1999 were $108.1 million, an increase of 11.2% from the same period in 1998 and 6.1% from calendar 1998. In addition to deposits, FAB uses advances from the Federal Home Loan Banks to finance its earning assets. Average advances were $3.7 million during the first nine months of 1999, substantially unchanged from calendar 1998 average. During 1999, FAB paid off its debt at the parent level.

Average Balance Sheets

    The following table sets forth certain information relating to FAB's average balance sheets and reflects the yield on average earning assets and cost of average interest-bearing liabilities for the years indicated. Such yields and costs are derived by dividing interest income or expense by the average balance of assets or liabilities. The average balance sheet amounts for loans include balances for non-performing loans.

	Average Balance Sheets, Yields, and Rates For the Year Ended December 31,
	1998			1997
	Average Balance	Interest	Yield/ Rate (%)	Average Balance	Interest	Yield/ Rate (%)
Interest-earning assets:
Federal funds sold	$1,619	$82	5.06%	$2,438	$134	5.50%
Money market fund investment	6,283	350	5.57	2,025	102	5.04
Interest-bearing deposits in other financial institutions	1,018	60	5.89	1,245	63	5.06
Taxable securities	23,427	1,511	6.45	24,402	1,516	6.21
Tax-exempt securities	9,478	456	4.81	9,226	453	4.91
Loans	71,720	6,055	8.44	62,636	5,667	9.05

Total interest-earning assets	113,545	8,514	7.50	101,972	7,935	7.78

Non-interest-earning assets:
Cash and due from banks	4,678			3,429
Premises and equipment	2,658			2,086
Other assets	5,754			3,635

Total non-interest-earning assets	13,090			9,150

Total assets	$126,635			$111,122

Interest-bearing liabilities:
Deposits
NOW and money market	$40,241	$1,220	3.03%	$35,562	$1,076	3.03%
Savings	8,561	124	1.45	9,083	191	2.10
Time	48,438	2,718	5.61	44,044	2,405	5.46
Advances from Federal Home Loan Banks	3,753	208	5.54	2,078	132	6.35
Federal funds purchased	—	—	0.00	417	20	4.80
Notes payable	870	69	7.93	890	71	7.98

Total interest-bearing liabilities	101,863	4,339	4.26	92,074	3,895	4.23

Non-interest-bearing liabilities:
Demand deposits	14,129			9,363
Other liabilities	1,351			1,146
Shareholders' equity	9,292			8,539

Total liabilities and shareholders' equity	$126,635			$111,122

Net interest income		$4,175			$4,040

Net interest spread			3.24%			3.55%

Net interest margin to average interest- earning assets			3.68%			3.96%

Securities

    The following table presents the fair value of securities available-for-sale of FAB at December 31 for each of the past two years.

	1998	1997
U.S. Treasury securities	$1,001	$3,001
U.S. Government agencies	14,645	9,870
Corporate and other	546	51
Obligations of states and political subdivisions	10,209	9,410
Mortgage-backed securities	7,787	8,313

Total	$34,188	$30,645

    At December 31, 1998, FAB held no securities of any single issuer, other than U.S. Treasury and U.S. Government agencies, that exceeded 10% of shareholders' equity.

Securities Maturities

    The following table shows the relative maturities of securities available-for-sale (at fair value) held by FAB at December 31, 1998 and the weighted average interest rate for each maturity range. The interest rates on securities exempt from federal income tax have not been calculated on a tax equivalent basis due to FAB's Subchapter S status.

	U.S. Treasury Securities	U.S. Government Agencies	Mortgage- Backed Securities	Obligations of States and Political Subdivisions	Corporate and Other Securities	Total	Weighted Average Interest Rate
One year or less	$1,001	$3,006	$—	$366	$—	$4,373	5.88%
After one year through five years	—	8,073	—	2,808	496	11,377	5.71
After five years through ten years	—	2,007	2,818	2,259	—	7,084	6.65
Over ten years	—	1,559	4,969	4,776	50	11,354	6.86

Total	$1,001	$14,645	$7,787	$10,209	$546	$34,188

Types of Loans

    Loans represent the principal source of revenue for FAB. Risk is controlled through loan portfolio diversification and the avoidance of credit concentrations. Loans are made primarily within FAB's geographic market area. The loan portfolio is distributed among commercial, agricultural, residential real estate, and consumer installment loans. FAB has no foreign loans, no highly leveraged transactions and no syndicated purchase participations. Real estate construction loans were less than $200,000 at December 31, 1998 and 1997.

    FAB's loan portfolio by major category as of December 31 for each of the past two years is shown below.

	1998	1997
Commercial	$21,816	$15,772
Commercial and agricultural real estate	9,482	12,246
Agricultural	8,670	7,698
Residential real estate	19,489	21,045
Consumer installment	8,979	9,000

Total loans	68,436	65,761
Allowance for loan losses	(501)	(521)

Net loans	$67,935	$65,240

Ratio of net loans to total assets	52.58%	55.80%

Loan Maturities and Rate Sensitivity

    The following table sets forth the maturity distribution and interest rate sensitivity of certain loan categories at December 31, 1998.

	Fixed Rate Loans
	One Year or Less	After One Through Five Years	Over Five Years	Total	Floating Rate Loans	Combined Total
Maturity:
Commercial	$8,324	$4,606	$991	$13,921	$7,895	$21,816
Agricultural	2,449	1,251	91	3,791	4,879	8,670

	$10,773	$5,857	$1,082	$17,712	$12,774	$30,486

Deposits

    The following table shows the maturity schedule and amounts for FAB's time deposits of $100,000 or more at December 31, 1998.

Under 3 months	$2,224
3 to 6 months	1,022
Over 6 to 12 months	1,299
Over 12 months	1,794

$6,339

    FAB has no foreign offices.

Shareholders' Equity

    FAB's shareholders' equity increased $305,000, or 3.5%, from December 31, 1997 to September 30, 1999. Retained earnings has been the primary source of growth in shareholders' equity. However, this growth was offset by a change from a $391,000 net unrealized gain on securities available-for-sale at December 31, 1997 to a $460,000 net unrealized loss at September 30, 1999. Book value per share, excluding unrealized gains and losses on securities, increased to $41.79 at September 30, 1999 from $37.67 at December 31, 1997. Changes in FAB's shareholders' equity accounts are shown in the Consolidated Statements of Shareholders' Equity in the interim and annual financial statements included in this document.

Results of Operations

Overview

    For the nine months ended September 30, 1999, FAB earned $983,000, or $4.34 per share, compared to $875,000, or $3.91 per share, in the prior year period. Net income for the nine months ended September 30, 1999 increased by 12.3% over the same period in 1998. For the calendar year 1998, net income was $1.2 million or $5.30 per share, compared to $1.0 million, or $4.43 per share, in 1997. Net income in calendar year 1998 represents an increase of 15.5% over 1997. (All per share data discussed in this paragraph is basic earnings per share).

    The operating performance of bank holding companies is often measured, and comparisons made, based on net income to average assets and net income to average equity. FAB's return on average assets was 1.00% and .96% for the nine months ended September 30, 1999 and 1998, respectively, and .93% and .92% for the calendar years 1998 and 1997. Return on average shareholders' equity was 13.88% and 12.73% for the nine-month periods ended September 30, 1999 and 1998, respectively, and 12.73% and 11.99% for the calendar years 1998 and 1997.

    Explanations for increased earnings, as well as other significant changes in income and expense, are summarized below.

Net Interest Income

    Net interest income, the difference between total interest earned on earning assets and total interest expense on interest-bearing liabilities, is FAB's principal source of income. Net interest income is influenced by changes in the volume and yield on earning assets as well as changes in the volume and rates paid on interest-bearing liabilities. FAB attempts to favorably impact net interest income through investment decisions and monitoring interest rates offered to customers, particularly for time deposits and short-term borrowings.

    FAB's annualized net interest income expressed as a percentage of average interest earning assets (net interest margin) was 3.91% for the nine months ended September 30, 1999, compared to 3.83% for the same period in 1998. The $309,000 increase in net interest income in the 1999 period resulted from favorable changes in interest-bearing asset/liability volumes and interest rates of $239,000 and $70,000, respectively. The yield on earning assets for the nine months ended September 30, 1999 was 7.53% compared to 7.79% in the prior period, while the rate on interest-bearing liabilities decreased 48 basis points to 3.94% in 1999.

    The net interest margin was 3.68% and 3.96% for the calendar years 1998 and 1997, respectively. Net interest income increased by $135,000, or 3.3%, in 1998. As shown in the following "Interest Differential" table, a favorable change in volume of $466,000 more than offset a $331,000 unfavorable rate variance in 1998.

Interest Differential

    For the calendar years 1998 and 1997, the following table allocates changes in interest income and interest expense between amounts attributable to changes in rate and changes in volume for the various categories of interest-earning assets and interest-bearing liabilities. The changes in interest income and interest expense due to both volume and rate have been allocated proportionally.

	1998 Compared to 1997 Changes Due To:			1997 Compared to 1996 Changes Due To:
	Volume	Rate	Change	Volume	Rate	Change
Interest earned on:
Federal funds sold	$(42)	$(10)	$(52)	$(50)	$6	$(44)
Money market fund investment	236	12	248	(65)	(10)	(75)
Interest-bearing deposits in other
financial institutions	(12)	9	(3)	54	(40)	14
Taxable securities	(62)	57	(5)	(39)	43	4
Tax-exempt securities	12	(9)	3	97	(12)	85
Loans	784	(396)	388	293	(72)	221

Total interest income	$916	$(337)	$579	$290	$(85)	$205

Interest expense on:
Deposits
NOW and money market	$142	$2	$144	$(5)	$(30)	$(35)
Savings	(10)	(57)	(67)	(3)	(1)	(4)
Time	245	68	313	(46)	(60)	(106)
Advances from Federal Home
Loan Bank	95	(19)	76	151	(78)	73
Federal funds purchased	(20)	—	(20)	20	—	20
Note payable	(2)	—	(2)	(32)	5	(27)

Total interest expense	450	(6)	444	85	(164)	(79)

Net interest income	$466	$(331)	$135	$205	$79	$284

    As the following table illustrates, FAB has maintained consistent levels of average interest- earning assets to total average assets and to average interest-bearing liabilities. The ratio of average time deposits to average interest-bearing liabilities has also been relatively stable during this thirty-three month period.

	Nine Months Ended September 30, 1999	Calendar Year
Averages
		1998	1997
Interest-earning assets to total assets	.90	.90	.92
Interest-earning assets to interest-bearing liabilities	1.09	1.11	1.11
Time deposits to interest-bearing liabilities	.42	.48	.48

Provision for Loan Losses

    The provision for loan losses is determined by management through a quarterly evaluation of the adequacy of the allowance for loan losses. This evaluation takes various factors into consideration. The provision is based on management's judgment of the amount necessary to maintain the allowance for loan losses at an adequate level. In determining the provision for loan losses, management considers FAB's consistent loan growth and the amount of net charge-offs each year. Other factors, such as changes in the loan portfolio mix, delinquency trends, current economic conditions and trends, reviews of larger loans and known problem credits and the results of independent loan review and regulatory examinations are also considered by management in assessing the adequacy of the allowance for loan losses.

    One measurement used by management in assessing the risk inherent in the loan portfolio is the level of nonperforming loans. Nonperforming loans are comprised of those loans on which interest income is not being accrued and other loans which are past due ninety days or more but still in accrual status. Nonperforming assets, including other real estate acquired in satisfaction of loans, were as follows:

Nonperforming Assets

	September 30, 1999	December 31, 1998	December 31, 1997
Non-accrual loans	$1,024	$386	$607
Other loans contractually past
due ninety days or more	298	305	1,001
Other real estate	150	96	53

	$1,472	$787	$1,661

Nonperforming loans to total loans	1.93%	1.01%	2.45%
Allowance for loan losses to nonperforming loans	44.71	72.50	32.40
Total nonperforming assets to total shareholders' equity	16.32	7.98	19.06
Total nonperforming assets to total assets	1.12	.61	1.42

    Impaired loans totaled $1,024,000 at September 30, 1999, $386,000 at December 31, 1998 and $606,000 at December 31, 1997, respectively. Management has allocated $261,000, $77,000, and $75,000 of the allowance for loan losses specifically to impaired loans as of September 30, 1999, December 31, 1998, and December 31, 1997, respectively.

    FAB's ratio of net loan recoveries to average loans was .14% for the nine months ended September 30, 1999 compared to .13% and .45% for the years ended December 31, 1998 and 1997, respectively. Due to the net recoveries in 1999 and the anticipation of an additional $185,000 recovery which was subsequently received in the fourth quarter of 1999, management did not record a provision for loan losses for the nine months ended September 30, 1999.

    Based on the historical loan loss experience, as well as the increase in recoveries in 1999, management believes that the allowance for loan losses is adequate.

    The following table details the component changes in FAB's allowance for loan losses for each of the past two years.

	1998	1997
Allowance, beginning of year	$521	$613
Loans charged off:
Commercial	(83)	(209)
Commercial real estate	—	—
Agricultural	—	(9)
Residential real estate	—	(49)
Consumer	(150)	(143)

Total charge-offs	(233)	(410)
Loan recoveries:
Commercial	33	10
Commercial real estate	—	19
Agricultural	—	—
Residential real estate	—	2
Consumer	105	97

Total recoveries	138	128

Net loan charge-offs	(95)	(282)
Provision for loan losses	75	190

Allowance, end of year	$501	$521

Net loans charged off to average loans outstanding	.13%	.45%
Allowance for loan losses to ending loans outstanding	.73	.79

Allocation of the Allowance for Loan Losses

    The following table presents the allocation of FAB's allowance for loan losses and the percent of each loan category to total loans at December 31 for the past two years. The total allowance for loan losses is available to absorb losses in any category of loans, notwithstanding management's allocation of the allowance.

Loan Type	1998	%	1997	%
Commercial	$100	32	$115	24
Commercial and agricultural real estate	98	14	103	18
Agricultural	16	13	31	12
Residential real estate	55	28	37	32
Consumer	200	13	218	14
Unallocated	32	—	17	—

Total	$501	100	$521	100

Noninterest Income

    Noninterest income consists primarily of service charges on customer deposit accounts, fees earned on trust services, increases in the cash surrender value of FAB-owned life insurance policies, and rental income on leased equipment. FAB has been successful in increasing noninterest income over the past several years.

    Total noninterest income for the nine months ended September 30, 1999 increased 5.9% from the prior year period. In calendar 1998, noninterest income increased $125,000 or 9.3% over 1997. The ratio of noninterest income to income before taxes was 112.8% for the nine months ended September 30, 1999, compared to 100.3% and 95.6% for the calendar years 1998 and 1997, respectively.

    Service charges on deposit accounts increased 18.8% in calendar year 1998 over 1997. The increase is generally reflective of greater overdraft and demand deposit service charges. Management reviews service charge and fee schedules at least annually and makes increases as deemed appropriate.

    Also included in noninterest income is the increase in cash surrender value of FAB-owned life insurance policies. The policies insure the lives of FAB's directors and certain senior officers and are used to informally fund nonqualified deferred compensation plans. If the life insurance policies are held by FAB until the death of the insured individuals, the periodic increase in cash surrender values and death benefits are exempt from regular federal and state income taxes under current law.

    Several years ago, FAB purchased equipment for operating leases. Rental income is a component of noninterest income, while depreciation of the leased equipment is part of noninterest expense. The leases are winding down and FAB has no plans to purchase additional equipment for this purpose.

Noninterest Expense

    Noninterest expense consists of compensation; occupancy and equipment expense; depreciation of leased equipment; and other costs such as advertising, office supplies and postage, and professional fees. FAB operates an in-house data processing system for its banking applications.

    Total noninterest expense increased 15.2% for the nine months ended September 30, 1999 compared to the same period in 1998. Salaries and employee benefits, which represent the largest component of noninterest expense, increased by 52.9% in 1999, primarily attributable to $650,000 of special compensation awarded by the Board of Directors to the President of Capstone Bank for various past services and success in leading FAB. Higher group insurance costs also contributed to increased compensation expense in 1999. At September 30, 1999, FAB's full-time equivalent employees totaled 54, compared to 56 and 53 at year-end 1998 and 1997.

    Noninterest expense in 1998 was negatively impacted by a $52,000 write-down of the estimated residual value of leased equipment. The write-down was recorded as additional depreciation expense in 1998.

Income Taxes

    FAB's income tax expense as a percentage of income before income taxes decreased to .7% for the nine months ended September 30, 1999, compared to 16.2% for the prior year period. The fluctuation is due to FAB's election to be taxed under Subchapter S of the Internal Revenue Code, effective January 1, 1998. Income tax expense in 1998 is primarily due to eliminating the deferred tax assets and liabilities relating to temporary differences at January 1, 1998, as a result of the Subchapter S election. Income tax expense in 1997 is based on FAB's status as a C corporation for that year.

Quarterly Results

    Results for the quarters ended September 30, 1999 and 1998 were affected by the factors described previously. FAB incurred a net loss of $147,000 in the quarter ended September 30, 1999 compared to net income of $401,000 in the same quarter of 1998. The primary reason for this fluctuation was $650,000 of special compensation discussed previously, which was recorded in the third quarter of 1999.

Asset/Liability Management

    The primary objectives of FAB's asset/liability management program are to achieve a stable net interest margin, to follow prudent investment strategies, and to maintain adequate liquidity to meet the withdrawal requirements of depositors and the financing needs of borrowers. Management continually monitors the liquidity requirements and rate sensitivity of its short-term sources of funds. The accompanying schedule illustrates repricing of FAB's rate sensitive assets and liabilities position at September 30, 1999.

	90 Days or Less	91 to 365 Days	1 to 5 Years	Over 5 Years
Rate sensitive assets:
Debt securities	$222	$1,375	$29,940	$14,373
Deposits in other financial institutions	512	496	194	—
Federal funds sold	625	—	—	—
Money market fund investment	2,925	—	—	—
Loans	17,978	10,361	30,735	9,438

Total interest earning assets	$22,262	$12,232	$60,869	$23,811

Cumulative interest earning assets	$22,262	$34,494	$95,363	$119,174

Rate sensitive liabilities:
Deposits
NOW and money market	$53,201	$—	$—	$—
Savings	7,332	—	—	—
Time	12,456	18,797	12,401	—
Advances from the Federal
Home Loan Bank	17	2,104	2,370	110

Total interest-bearing liabilities	$73,006	$20,901	$14,771	$110

Cumulative interest-bearing liabilities	$73,006	$93,907	$108,678	$108,788

Excess interest-earning assets (liabilities)	$(50,744)	$(8,669)	$46,098	$23,701
Cumulative excess interest-earning assets (liabilities)	(50,744)	(59,413)	(13,315)	10,386
Cumulative rate sensitivity ratio (interest-earning assets divided by interest-bearing liabilities)	.30	.37	.88	1.10

    Included in "90 Days or Less" rate sensitive liabilities are $7.3 million of savings deposits and $53.2 million of NOW and money market deposits which management considers more core deposit in nature than time deposits.

    While the negative GAP position represents a potential adverse impact on FAB's net interest income position in periods of rising interest rates, the same position generally results in a favorable impact when interest rates remain constant or decline.

    For purposes of the policy parameters, management does not consider savings, NOW, and money market account deposits to be repriceable within 90 days.

Liquidity

    FAB's primary sources of funds are deposits, proceeds from principal and interest payments on loans, maturities of securities, federal funds sold, short-time investments, and advances from the Federal Home Loan Bank. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, and competition.

    FAB's liquidity, represented by cash and cash equivalents, is a product of its operating, investing, and financing activities. Cash flows from operating activities were greater than accrual basis net income by $439,000 and $390,000 for the nine months ended September 30, 1999 and 1998, respectively. Cash provided by operating activities exceeded net income by $962,000 and $547,000 in calendar 1998 and 1997, respectively. Management expects ongoing operating activities to continue to be a primary source of cash flows for FAB.

    A primary investing activity of FAB is the origination of loans. Principal collections exceeded loans made to customers by $137,000 in the nine months ended September 30, 1999. Loans made to customers, net of principal collections, were $3.0 million and $6.3 million in calendar 1998 and 1997, respectively. FAB also makes significant investments in securities. Investing activities related to securities resulted in net cash outflows of $12.4 million for the nine months ended September 30, 1999 and $3.7 million and $1.6 million in calendar years 1998 and 1997, respectively.

    Financing activities are centered primarily in deposits, Federal Home Loan Bank advances, and dividends paid. FAB has experienced growing deposit levels, which have helped maintain an adequate level of cash for FAB's activities. Deposits increased $1.8 million in the nine months ended September 30, 1999 and $12.0 million and $2.3 million in calendar years 1998 and 1997, respectively. The lower growth in deposits in 1999 is attributed to management's decision to lower the interest rates on certificates of deposit to the national average rates. As a result, FAB's certificate of deposit interest rates are generally lower than the competition in the area, which has resulted in some run-off. As competition for deposits is expected to remain strong, future deposit growth cannot be predicted with any certainty. Additional funding was provided by Federal Home Loan Bank advances, which increased by $891,000 in the nine months ended September 30, 1999.

    Dividends paid to shareholders as a percentage of net income were 78.2% for the nine months ended September 30, 1999, 38.9% for the year ended December 31, 1998, and 46.2% for the nine months ended September 30, 1998. The higher dividend payout ratios after 1997 are reflective of FAB's Subchapter S status and the need to distribute cash to shareholders so they can pay income taxes on their pro rata share of FAB's taxable income. Excluding tax related distributions to shareholders, FAB's quarterly cash dividend was $.30 per share during the nine months ended September 30, 1999 and $.25 per share in both calendar years 1998 and 1997.

    Financing activities also include long-term debt (notes payable). FAB's long-term debt was incurred to finance FAB's operations, including the purchase and retirement of FAB's stock. By September 30, 1999, FAB had paid off all notes payable at the parent company level. To help ensure the ability to meet its funding needs, including any unexpected strain on liquidity, FAB has a $5 million line of credit with a correspondent bank.

Capital Resources

    As discussed in Note 11 to FAB's annual financial statements, the consolidated Company and Capstone Bank are subject to regulatory capital requirements. However, since FAB is a one-bank holding company with less than $150 million in consolidated assets, regulatory minimum capital tests are applied primarily at the subsidiary bank level.

    Tier 1 capital consists of shareholders' equity, excluding unrealized gains and losses on securities available-for-sale, less intangible assets. Total capital is comprised of Tier 1 capital plus the allowance for loan losses. At September 30, 1999, the Bank continued to be well capitalized under the prompt corrective action regulatory criteria, as shown below.

	September 30, 1999 Capital Ratios
	Capstone Bank	Regulatory Minimum to Be Well Capitalized
Tier 1 capital to average assets	7.66%	5%
Tier 1 capital to risk-weighted assets	11.70%	6%
Total capital to risk-weighted assets	12.40%	10%

    The Bank's Tier 1 capital and total capital were $10 million and $10.6 million, respectively, at September 30, 1999.

Effects of Inflation

    A financial institution's assets and liabilities are primarily monetary. The net monetary assets of a financial institution are affected more by the general level of interest rates than by the prices of other goods and services. High rates of inflation are generally accompanied by higher than normal interest rates. Conversely, with a low inflation rate, or the anticipation of lower rates of inflation, interest rates are usually lower. The Company generally is able to offset the higher cost of funds predominant in periods of higher inflation with increased yields on loans and securities. When inflation rates drop and interest rates follow that pattern, FAB's cost of funds and interest earned on assets are likely to decrease proportionately. An analysis of a financial institution's asset and liability structure provides useful information on how a financial institution is positioned to respond to changing interest rates and maintain profitability.

    Assets such as premises and equipment are considered non-monetary in nature and are not directly affected by inflation in the normal flow of business. These assets are directly affected by current rates of inflation only when purchased or sold.

New Accounting Pronouncements

    In 1999 and 2000, new accounting pronouncements have been issued or will take effect. These pronouncements and their expected effects on FAB, are summarized below.

    Statement of Financial Accounting Standards (Statement) 133 on derivatives will, effective January 1, 2001, require all derivatives to be recorded at fair value in the balance sheet, with changes in fair value charged or credited to income. If derivatives are documented and effective as hedges, the change in the derivative fair value will be offset by an equal change in the fair value of the hedged item. Under the new standard, securities held-to maturity can no longer be hedged, except for changes in the issuer's creditworthiness. Therefore, upon adoption of Statement 133, companies will have another one-time window of opportunity to reclassify securities held-to-maturity to either trading or available-for-sale, provided certain criteria are met. This Statement may be adopted early at the start of a calendar quarter. Since FAB has no significant derivative instruments or hedging activities, adoption of Statement 133 is not expected to have a material impact on FAB's financial statements. All of FAB's securities are already classified as available-for-sale. Management has not decided whether to adopt Statement 133 early.

    Statement 134 on mortgage banking, effective in 1999, allows mortgage loans that are securitized to be classified as trading; available-for-sale; or, in certain circumstances, held-to-maturity. Previously, these instruments had to be classified as trading. Since FAB has not securitized mortgage loans, Statement 134 is not expected to affect FAB.

PRINCIPAL SHAREHOLDERS OF FAB AND OWNERSHIP OF MANAGEMENT

Security Ownership of Certain Beneficial Owners

    The following table sets forth as of February 29, 2000 the persons known by FAB to own beneficially more than 5% of the outstanding shares of FAB.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned		Percentage
Donald G. Geary Centralia, Illinois	44,688		19.7%
Adolph H. Koester Watseka, Illinois	37,251	(2)	16.4%
Harvey H. Hartman Watseka, Illinois	25,835	(3)	11.4%
W. Joda Crabtree Watseka, Illinois	16,530	(4)	7.3%
George Williams Watseka, Illinois	15,300	(5)	6.8%
John R. Rodda Watseka, Illinois	13,727	(6)	6.1%

(1)
The number of shares shown includes shares that are individually or jointly owned, as well as shares over which the individual has either sole or shared investment or voting authority.

(2)
Includes 18,624 shares beneficially owned by Mr. Koester's wife, over which he disclaims beneficial ownership.

(3)
Includes 1,068 shares beneficially owned by Mr. Hartman's wife, over which he disclaims beneficial ownership.

(4)
Includes 1,410 shares held by Mr. Crabtree as trustee for his children. Does not include 6,420 shares beneficially owned by Mr. Crabtree's mother.

(5)
Includes 4,500 shares beneficially owned by Mr. Williams' wife, over which he disclaims beneficial ownership.

(6)
Includes 7,607 shares held in the FAB 401(k) plan, 2,400 shares jointly owned with his wife and 1,860 shares owned by his wife. Mr. Rodda disclaims beneficial ownership of the 1,860 shares owned by his wife.

Security Ownership of Management

    The directors and executive officers of FAB beneficially own as a group 153,931 shares of FAB, representing 67.9% of the outstanding shares. For information regarding the individual ownership of directors Donald G. Geary, Harvey H. Hartman, Adolph Koester and George Williams, and director and chief executive officer John R. Rodda, please refer to the preceding table in this section. Director and executive officer William J. Krones beneficially owns 600 shares. Family members of management own an additional 10,720 shares, or 4.7% of the outstanding shares.

DESCRIPTION OF IUB CAPITAL STOCK

General

    The authorized capital stock of IUB consists of 10 million common shares and 400,000 preferred shares. The Board may issue the preferred shares in one or more series.

    At March 17, 1999, 4,855,541 common shares were outstanding. No preferred shares are outstanding.

    The following summary is not a complete description of the rights or restrictions that apply to holders of IUB capital stock. This summary is subject in all respects to the applicable provisions of the Indiana Business Corporation Act, the IUB articles of incorporation and the IUB bylaws.

IUB Common Shares

    Holders of IUB common shares are entitled to receive dividends when, as and if declared by the IUB Board out of any funds legally available for dividends. Holders of IUB common shares are also entitled, upon the liquidation of IUB, and after claims of creditors and preferences of any class or series of IUB preferred shares outstanding at the time of liquidation, to receive pro rata the net assets of IUB.

    IUB preferred shares will have upon issuance preference over IUB common shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation or dissolution of IUB. IUB preferred shares also upon issuance will have such other preferences as may be fixed by the IUB Board.

    Holders of IUB common shares are entitled to one vote for each share that they hold and are vested with all the voting power except as the IUB Board may provide in the future with respect to any class or series of IUB preferred shares that it may authorize in the future. IUB common shares are not redeemable and have no subscription, conversion or preemptive rights.

    IUB common shares are listed on the Nasdaq National Market. The outstanding common shares of IUB are, and the shares to be issued to holders of FAB common stock upon completion of the merger will be, validly issued fully paid and non-assessable. The holders of IUB common shares are not, and will not be, subject to any liability as shareholders.

Transfer Agent and Registrar

    The transfer agent and registrar for IUB common shares is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-9982, telephone number (800) 368-5948.

Restrictions on Ownership

    The BHCA requires any "bank holding company" (as defined in the BHCA) to obtain the approval of the Federal Reserve Board prior to the acquisition of 5% or more of the common shares of IUB. Any person, other than a bank holding company, is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of the common shares of IUB under the Change in Bank Control Act. Any holder of 25% or more of the common shares of IUB, or a holder of 5% or more if such holder otherwise exercises a "controlling influence" over IUB, is subject to regulation as a bank holding company under the BHCA.

Preferred Shares

    IUB may issue preferred shares in series, with those relative rights,preferences, and limitations of each series as may be fixed by the IUB Board.

Shares Available for Future Issuance

    After the merger, IUB will have over 4 million authorized common shares and all of its authorized preferred shares available for issuance as the need arises. The issuance of additional shares may occur without approval of IUB shareholders. The effect of the issuance of additional shares may be to dilute the present voting power and possibly the value of the shares outstanding before such issuance. The ability to issue additional shares could enable the IUB directors to make more difficult the replacement of incumbent directors or the accomplishment of takeover attempts opposed by the IUB board, even though any such takeover attempt may be supported by holders of a significant percentage of IUB outstanding shares.

COMPARISON OF SHAREHOLDERS' RIGHTS

General

    IUB and FAB are incorporated in Indiana and Illinois, respectively. FAB shareholders receiving IUB common shares in connection with the merger, whose rights as shareholders are currently governed by the Illinois Business Corporation Act, the FAB articles and the FAB bylaws, will, upon completion of the merger, automatically become IUB shareholders, and their rights will be governed by the Indiana Business Corporation Law, the IUB articles and the IUB bylaws. The following is a summary of the material differences between the rights of holders of IUB common shares and the rights of holders of FAB common stock. The following is not intended to be a complete description of these differences. These differences may be determined in full by reference to the Indiana Business Corporation Law, the Illinois Business Corporation Act, the IUB articles, the FAB articles, the IUB bylaws and the FAB bylaws.

Shareholder Approval

    Illinois law requires a merger or share exchange to be approved by holders of shares that represent at least two-thirds of the votes entitled to be cast, unless the corporation's articles of incorporation permit a lesser percentage vote. The articles of incorporation of FAB do not contain a provision lowering the two-thirds voting requirement. Indiana law allows a merger or share exchange, and a sale of substantially all of the assets of a corporation, to be approved by shareholders voting shares that represent a majority of the votes entitled to be cast, unless the articles of incorporation require a higher percentage vote. The articles of incorporation of IUB do not contain a provision increasing the majority voting requirement.

    Illinois law requires that an amendment to articles of incorporation be approved by holders of shares that represent at least two-thirds of the votes entitled to be cast. The articles of incorporation may require a greater voting requirement for approval. The FAB articles of incorporation do not contain a provision requiring a greater voting requirement for approval of an amendment to the articles of incorporation. Indiana law only requires that an amendment to articles of incorporation be approved by shareholders holding a majority of the shares present at the meeting.

State Anti-Takeover Statutes

    Under Indiana law, any person who crosses the ownership threshold of 20%, 33% and 50% of the common shares of IUB may not vote the shares that represent the ownership percentage that exceeds the threshold level unless the holders of a majority of the common shares of IUB, excluding the shares held by that person, confer voting rights on the additional shares at a special meeting. Illinois law has no provision comparable to this Indiana law.

    Indiana law also generally prohibits IUB from engaging in a merger and a variety of other transactions with a person that holds 10% or more of the voting power of IUB unless a period of five years has expired from the date that person acquired 10% or more of the voting power of IUB.  Illinois law generally prohibits FAB from engaging in a merger and a variety of other transactions with a person that holds 15% of the voting power of FAB unless a period of three years has expired from the date that person acquired 15% or more of the voting power of FAB.

Director and Officer Liability

    Under Illinois law, a director and an officer can be liable for his negligence or misconduct in the performance of his duties to the corporation. Under Indiana law, a director and an officer can be liable only where the failure to perform is willful misconduct or reckless.

Nominations to the Board

    The IUB bylaws require that advance written notice be given to the IUB Board by any person wishing to nominate himself or another person at the annual meeting of shareholders. Only persons nominated by the IUB Board or by shareholders who have given the proper advance notice may be elected as directors. At least 60 days and no more than 90 days notice before the shareholder meeting is required to be given to the IUB Board. The notice must contain certain information, including the identity and address of the nominating shareholder, the number of IUB common shares owned, and all information regarding the proposed nominee that IUB would be required to include in the annual meeting proxy statement if that person were to be nominated. The provisions in the IUB bylaws requiring advance notice of nominations by shareholders afford the IUB Board sufficient time to consider the qualifications of proposed nominees and, to the extent it deems it necessary or desirable, to inform shareholders about these qualifications.

    Neither the FAB articles nor the FAB bylaws require any advance written notice to the FAB Board to nominate a person for election as a director of FAB.

RIGHTS OF DISSENTING SHAREHOLDERS

    Under Illinois law, holders of FAB shares who do not vote in favor of the merger and who follow the procedures set forth under Illinois law may require the combined company to pay in cash the fair value of his or her shares as determined under Sections 11.65 and 11.70 of the Illinois Business Corporation Act. We have attached the text of Sections 11.65 and 11.70 of the Illinois Business Corporation Act to this document as Appendix C. In order to exercise those statutory rights, strict compliance with these statutory provisions is required. Each shareholder who may desire to exercise those rights should carefully review and adhere to those provisions.

    A dissenting shareholder of FAB who desires to pursue his or her rights to demand payment must:

  •
  file a written objection to the merger with FAB before the taking of the shareholders' vote on the merger, stating the intention of the shareholder to demand payment for his or her shares if the merger is approved and completed, and

  •
  refrain from voting shares owned by him or her in favor of the merger.

    The initial written objection of a dissenting shareholder of FAB should be delivered to First Affiliated Bancorp, Inc., 216 S. Fourth Street, Watseka, Illinois 60970 Attn: Luke W. Montgomery, Secretary. It is recommended that this objection be sent by registered or certified mail, return receipt requested.

    A dissenting FAB shareholder that filed the required written objection with FAB prior to the shareholder vote need not vote against the merger, but a vote in favor of the merger will constitute a waiver of that shareholder's statutory dissenter's rights. FAB shareholders should note that returning a properly signed proxy card that does not indicate a vote or an abstention on approval of the merger will constitute a vote in favor of the merger. A vote against the merger does not, alone, constitute a written objection.

    If the merger is approved by the FAB shareholders, IUB will send to those shareholders satisfying the above conditions a statement of its estimate of the fair value of the FAB shares. Financial information about FAB required to be provided under Illinois law will accompany this statement. A shareholder who does not agree with this estimate of fair value must notify IUB in writing of the shareholder's estimate of the shares' fair value and demand payment for the difference within 30 days from the delivery of IUB's statement of its estimate of fair value. Shareholders who fail to notify IUB of their estimate of fair value within this period will lose their rights to demand payment.

LEGAL MATTERS

    The validity of the IUB common shares to be issued in connection with the merger will be passed upon for IUB by David W. Harper, Esq., 2450 Meidinger Tower, Louisville, Kentucky 40202.

EXPERTS

    The consolidated financial statements of FAB and its subsidiary included in this document for the years ended December 31, 1998 and 1997 have been included in reliance on the report with respect to those financial statements of Crowe, Chizek and Company LLP, independent accountants, given upon the authority of that firm as experts in accounting and auditing.

    The consolidated financial statements of IUB and its subsidiaries incorporated into this document by reference as of December 31, 1998 and 1997 and for the three years ended December 31, 1998 have been incorporated into this document in reliance on the report with respect to those financial statements of Olive LLP, independent accountants, given upon the authority of that firm as experts in accounting and auditing.

OTHER MATTERS

    As of the date of this document, we know of no matters that will be presented for consideration at the FAB special meeting other than voting on the merger. If any other matters do properly come before the FAB special meeting or any adjournments or postponements of that special meeting and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals named as proxies to vote the shares represented by such proxy as to any of those other matters. The individuals named as proxies intend to vote or not to vote in accordance with the recommendation of the management of FAB.

WHERE YOU CAN FIND MORE INFORMATION

    IUB has filed with the SEC a Registration Statement under the Securities Act that registers the distribution to FAB shareholders of the common shares of IUB to be issued in connection with the merger. The Registration Statement, including the attached exhibits and schedules, contains additional relevant information about IUB and IUB common shares. The rules and regulations of the SEC allow IUB to omit certain information included in the Registration Statement from this document.

    In addition, IUB files reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the following locations of the SEC:

Public Reference Room	Northeast Regional Office	Midwest Regional Office
450 Fifth Street, N.W.	7 World Trade Center	500 West Madison Street
Room 1024	Suite 1300	Suite 1400
Washington, D.C. 20549	New York, New York 10048	Chicago, Illinois 60661-2511

    You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, at prescribe rates.

    The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like IUB, who file electronically with the SEC. The address of that site is http://www.sec.gov.

    You can also inspect reports, proxy statements and other information about IUB at the offices of The Nasdaq Stock Market, Inc., 1735 K. Street N.W., Washington D.C. 20006.

    The SEC allows IUB to "incorporate by reference" information into this document. This means that IUB can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this document, except for any information that is superseded by information that is included directly in this document. This document is a proxy statement-prospectus that incorporates by reference the documents listed below that IUB has previously filed with the SEC. They contain important information about IUB and its financial condition.

SEC Filings	Period
Annual Report on Form 10-K	Year ended December 31, 1998, as filed on March 29, 1999
Quarterly Report on Form 10-Q	Quarter ended September 30, 1999, as filed on November 5, 1999
Items 10-13 of IUB's Definitive Proxy Statement to IUB's Shareholders for the 1999 Annual Meeting of Shareholders	Filed March 26, 1999
Current Reports on Form 8-K. or 8-K/A	Filed: • March 2, 1999 • April 7, 1999 • July 1, 1999

    IUB incorporates by reference additional documents that it may file with the SEC between the date of this document and the date of the FAB special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

    IUB has supplied all information contained or incorporated by reference in this document relating to IUB, as well as all pro forma financial information, and FAB has supplied all relevant information relating to FAB.

    You can obtain any of the documents incorporated by reference in this document through IUB or from the SEC through the SEC's Internet world wide web site at the address described above. Documents incorporated by reference are available from IUB without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or telephone from IUB at the following address:

Indiana United Bancorp
201 N. Broadway
Greensburg, Indiana 47240
Attn: Denise Manus
(812) 663-0157

    If you would like to request documents, please do so by April 18, 2000 to receive them before the special meeting. If you request any incorporated documents from IUB, IUB will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

    We have not authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

FORWARD-LOOKING STATEMENTS

    This document, including information included or incorporated by reference, contains certain forward-looking statements about the financial condition, results of operations, plans, objectives, future performance and business of IUB and FAB, as well as certain information relating to the merger, including, without limitation, statements preceded or followed by or that include the words "believes," "expects," "anticipates," "estimates," or similar expressions. These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

  •
  expected cost savings to Capstone Bank from the merger may not be fully realized or realized in the expected time frame,

  •
  revenues following the merger may be lower than expected,

  •
  competitive pressures in the markets where IUB and FAB operate may increase significantly,

  •
  costs or difficulties of integrating the business of Capstone Bank into IUB may be greater than expected,

  •
  changes in the interest rate environment may reduce interest margins,

  •
  general economic conditions in the markets in which IUB and FAB are doing business may be less favorable than expected,

  •
  legislative or regulatory changes may adversely affect the business in which IUB or FAB is engaged,

  •
  technological changes may be more difficult or expensive than anticipated, and

  •
  changes may occur in the securities markets.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

    The following unaudited pro forma condensed combined balance sheet as of September 30, 1999 and the unaudited pro forma condensed combined statements of income for the nine months ended September 30, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1998 give effect to the pending merger, accounted for as a pooling of interests.

    The unaudited pro forma condensed combined financial information is based on the historical consolidated financial statements of IUB and FAB under the assumptions and adjustments set forth here and in the accompanying notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements do not give effect to any cost savings that may occur in connection with the merger. Estimated merger costs are reflected as a pro forma adjustment in the unaudited pro forma condensed combined balance sheet. These nonrecurring expenses have been excluded from the unaudited pro forma condensed combined statements of income.

    Under generally accepted accounting principles, the transaction will be accounted for as a pooling of interests and, as such, the assets and liabilities of FAB will be combined with those of IUB at book value. In addition, the statements of income of FAB will be combined with the statements of income of IUB as of the earliest period presented. The unaudited pro forma condensed combined statements of income give effect to the merger as if the merger occurred at the beginning of the earliest period presented. The unaudited pro forma condensed combined balance sheet assumes the merger was consummated on September 30, 1999. Certain reclassifications have been included in the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statements of income to conform presentation.

    The accounting policies of both companies are in the process of being reviewed for consistency. As a result of this review, certain conforming accounting adjustments may be necessary. The nature and extent of these adjustments have not been determined but are not expected to be significant.

    The unaudited pro forma condensed combined financial statements should be read in conjunction with the consolidated historical financial statements of IUB and FAB, including the respective notes to these statements. See "Where You Can Find More Information" and pages F-1 through F-30. The pro forma information is not necessarily indicative of the combined financial position or the results of operations in the future or of the combined financial position or the results of operations that would have been realized had the merger been consummated during the periods or as of the dates for which the pro forma information is presented.

    Pro forma per share amounts for the combined IUB and FAB entity are based on the exchange ratio of 4.4167.

    Shares issued to redeem FAB stock options outstanding are based on an assumed price of $17 for a IUB share. See "The Merger—Treatment of Options."

Indiana United Bancorp and First Affiliated Bancorp, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

September 30, 1999

	Indiana United	First Affiliated	Pro Forma Adjustments		Pro Forma Combined
	(In Thousands)
Assets:
Cash and due from banks	$26,648	$4,527	$—		$31,175
Federal funds sold and interest-bearing deposits	1,277	4,752	0		6,029
Securities available for sale	235,690	45,450	0		281,140
Securities held to maturity	18,331	0	0		18,331
Loans held for sale	4,465	0	0		4,465
Loans, net of unearned income and allowance	599,027	67,921	0		666,948
Premises and equipment	14,657	2,393	0		17,050
Intangible assets	24,407	0	0		24,407
Other assets	12,902	6,094	9,021	(1)
			(9,021)	(2)	18,996

Total assets	$937,404	$131,137	$—		$1,068,541

Liabilities:
Deposits	$803,360	$115,689	$—		$919,049
Federal funds purchased and repurchase agreements	22,519	0	0		22,519
Other borrowings	24,200	4,601	0		28,801
Other liabilities	5,105	1,826	575	(3)	7,506

Total liabilities	855,184	122,116	575		977,875
Guaranteed Preferred Beneficial Interests in Company's Subordinated Debentures	22,425	0	0		22,425
Shareholders' Equity:
Preferred stock	0	0	0		0
Common stock	2,428	2	510	(1)
			(2	)(2)	2,938
Paid-in capital	23,137	3,009	2,501	(1)
			(3,009	)(2)	25,638
Retained earnings	37,197	6,470	6,470	(1)
			(6,470	)(2)
			(575	)(3)	43,092
Accumulated other comprehensive income (loss)	(2,967)	(460)	(460)	(1)
			460	(2)	(3,427)

Total shareholders' equity	59,795	9,021	(575)		68,241

Total liabilities and shareholders' equity	$937,404	$131,137	$—		$1,068,541

(1)
To reflect issuance of 1,020,025 shares of IUB common stock to acquire all outstanding shares of FAB common stock and to redeem outstanding FAB stock options. The number of shares issued is based on an exchange ratio of 4.4167 applied to shares outstanding at September 30, 1999, and an assumed price of $17.00 for IUB stock to redeem outstanding FAB stock options.

(2)
To eliminate IUB investment in FAB for consolidation purposes.

(3)
To reflect accrued and unpaid merger expenses.

Indiana United Bancorp and First Affiliated Bancorp, Inc.

Unaudited Pro Forma Condensed Combined Income Statement

For the nine months ended September 30, 1999

	Indiana United	First Affiliated	Pro Forma Adjustments		Pro Forma Combined
	(Dollars in thousands except per share data)
Interest Income
Loans, including fees	$36,037	$4,436	$—		$40,473
Securities	10,816	1,986	0		12,802
Other interest earning assets	1,021	207	0		1,228

Total interest income	47,874	6,629	0		54,503

Interest Expense
Deposits	22,400	3,027	0		25,427
Borrowings	2,830	166	0		2,996

Total interest expense	25,230	3,193	0		28,423

Net Interest Income	22,644	3,436	0		26,080
Provision for Loan Losses	1,104	0	0		1,104

Net Interest Income after Provision for Loan Losses	21,540	3,436	0		24,976
Non-interest Income	4,445	1,117	0		5,562
Non-interest Expense	18,234	3,563	0		21,797

Income Before Income Taxes	7,751	990	0		8,741
Income Taxes	2,599	7	199	**	2,805

Net Income	$5,152	$983	$(199)		$5,936

Earnings per Common Share:
Basic*	$1.07				$1.02

Diluted*	$1.07				$1.02

Weighted Average Shares Outstanding:
Basic*	4,810,787	226,462			5,811,002

Diluted*	4,810,787	228,500			5,828,913

*
Assumes exchange ratio of 4.4167. Pro forma basic earnings per share include FAB weighted average shares oustanding multiplied by the exchange ratio. In addition to the foregoing, pro forma diluted earnings per share also includes 17,911 shares issued to redeem FAB stock options outstanding, based on an assumed market price of $17.00 per share for IUB shares for the five trading days before the merger.

**
To adjust FAB income taxes from S-Corp to C-Corp.

Indiana United Bancorp and First Affiliated Bancorp, Inc.

Unaudited Pro Forma Condensed Combined Income Statement

For the nine months ended September 30, 1998

	Indiana United	First Affiliated	Pro Forma Adjustments		Pro Forma Combined
	(Dollars in thousands except per share data)
Interest Income
Loans, including fees	$32,809	$4,537	$—		$37,346
Securities	5,957	1,488	0		7,445
Other interest earning assets	1,561	327	0		1,888

Total interest income	40,327	6,352	0		46,679

Interest Expense
Deposits	18,738	3,014	0		21,752
Borrowings	2,252	211	0		2,463

Total interest expense	20,990	3,225	0		24,215

Net Interest Income	19,337	3,127	0		22,464
Provision for Loan Losses	858	45	0		903

Net Interest Income after Provision for Loan Losses	18,479	3,082	0		21,561
Non-interest Income	4,028	1,055	0		5,083
Non-interest Expense	14,810	3,093	0		17,903

Income Before Income Taxes	7,697	1,044	0		8,741
Income Taxes	3,055	169	87	**	3,311

Net Income	$4,642	$875	$(87)		$5,430

Earnings per Common Share:
Basic*	$0.98				$0.95

Diluted*	$0.97				$0.94

Weighted Average Shares Outstanding:
Basic*	4,746,070	223,665			5,733,931

Diluted*	4,762,666	223,958			5,768,438

*
Assumes exchange ratio of 4.4167. Pro forma basic earnings per share include FAB weighted average shares oustanding multiplied by the exchange ratio. In addition to the foregoing, pro forma diluted earnings per share also includes 17,911 shares issued to redeem FAB stock options outstanding, based on an assumed market price of $17.00 per share for IUB shares for the five trading days before the merger.

**
To adjust FAB income taxes from S-Corp to C-Corp.

Indiana United Bancorp and First Affiliated Bancorp, Inc.

Unaudited Pro Forma Condensed Combined Income Statement

For the year ended December 31, 1998

	Indiana United	First Affiliated	Pro Forma Adjustments		Pro Forma Combined
	(Dollars in thousands except per share data)
Interest Income
Loans, including fees	$44,079	$6,055	$—		$50,134
Securities	8,723	1,967	0		10,690
Other interest earning assets	1,913	492	0		2,405

Total interest income	54,715	8,514	0		63,229

Interest Expense
Deposits	25,828	4,062	0		29,890
Borrowings	2,995	277	0		3,272

Total interest expense	28,823	4,339	0		33,162

Net Interest Income	25,892	4,175	0		30,067
Provision for Loan Losses	1,218	75	0		1,293

Net Interest Income after Provision for Loan Losses	24,674	4,100	0		28,774
Non-interest Income	5,122	1,467	0		6,589
Non-interest Expense	19,672	4,105	0		23,777

Income Before Income Taxes	10,124	1,462	0		11,586
Income Taxes	3,676	279	77	**	4,032

Net Income	$6,448	$1,183	$(77)		$7,554

Earnings per Common Share:
Basic*	$1.36				$1.32

Diluted*	$1.35				$1.31

Weighted Average Shares Outstanding:
Basic*	4,753,268	223,064			5,738,475

Diluted*	4,765,714	223,530			5,768,832

*
Assumes exchange ratio of 4.4167. Pro forma basic earnings per share include FAB weighted average shares oustanding multiplied by the exchange ratio. In addition to the foregoing, pro forma diluted earnings per share also includes 17,911 shares issued to redeem FAB stock options outstanding, based on an assumed market price of $17.00 per share for IUB shares for the five trading days before the merger.

**
To adjust FAB income taxes from S-Corp to C-Corp.

Indiana United Bancorp and First Affiliated Bancorp, Inc.

Unaudited Pro Forma Condensed Combined Income Statement

For the year ended December 31, 1997

	Indiana United	First Affiliated	Pro Forma Combined
	(Dollars in thousands except per share data)
Interest Income
Loans, including fees	$40,246	$5,667	$45,913
Securities	8,315	1,969	10,284
Other interest earning assets	1,042	299	1,341

Total interest income	49,603	7,935	57,538

Interest Expense
Deposits	23,839	3,672	27,511
Borrowings	1,158	223	1,381

Total interest expense	24,997	3,895	28,892

Net Interest Income	24,606	4,040	28,646
Provision for Loan Losses	1,789	190	1,979

Net Interest Income after Provision for Loan Losses	22,817	3,850	26,667
Non-interest Income	4,501	1,342	5,843
Non-interest Expense	16,203	3,788	19,991

Income Before Income Taxes	11,115	1,404	12,519
Income Taxes	3,910	380	4,290

Net Income	$7,205	$1,024	$8,229

Earnings per Common Share:
Basic*	$1.53		$1.44

Diluted*	$1.52		$1.43

Weighted Average Shares Outstanding:
Basic*	4,705,699	231,306	5,727,308

Diluted*	4,738,295	231,306	5,759,904

*
Assumes exchange ratio of 4.4167. Pro forma earnings per share include FAB weighted average shares oustanding multiplied by the exchange ratio. FAB stock options were not outstanding at the beginning of 1997, and have no effect on earnings per share.

Indiana United Bancorp and First Affiliated Bancorp, Inc.

Unaudited Pro Forma Condensed Combined Income Statement

For the year ended December 31, 1996

	Indiana United	First Affiliated	Pro Forma Combined
	(Dollars in thousands except per share data)
Interest Income
Loans, including fees	$35,268	$5,446	$40,714
Securities	8,952	1,880	10,832
Other interest earning assets	943	404	1,347

Total interest income	45,163	7,730	52,893

Interest Expense
Deposits	21,700	3,816	25,516
Borrowings	1,203	158	1,361

Total interest expense	22,903	3,974	26,877

Net Interest Income	22,260	3,756	26,016
Provision for Loan Losses	978	161	1,139

Net Interest Income after Provision for Loan Losses	21,282	3,595	24,877
Non-interest Income	3,974	1,343	5,317
Non-interest Expense	15,722	3,607	19,329

Income Before Income Taxes	9,534	1,331	10,865
Income Taxes	3,565	249	3,814

Net Income	$5,969	$1,082	$7,051

Earnings per Common Share:
Basic*	$1.25		$1.23

Diluted*	$1.25		$1.22

Weighted Average Shares Outstanding:
Basic*	4,720,426	231,798	5,744,208

Diluted*	4,751,528	231,798	5,775,310

*
Assumes exchange ratio of 4.4167. Pro forma earnings per share include FAB weighted average shares oustanding multiplied by the exchange ratio. FAB stock options were not outstanding in 1996.

FIRST AFFILIATED BANCORP, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
First Affiliated Bancorp, Inc.
Watseka, Illinois

    We have audited the accompanying consolidated balance sheets of First Affiliated Bancorp, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Affiliated Bancorp, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                      Crowe, Chizek and Company LLP

Oak Brook, Illinois
February 19, 1999

FIRST AFFILIATED BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 1998 and 1997

(In thousands except share data)

	1998	1997
ASSETS
Cash and due from banks	$5,538	$5,643
Federal funds sold	2,000	2,575
Money market fund investment	9,911	3,409

Total cash and cash equivalents	17,449	11,627
Interest-bearing deposits in other financial institutions	1,223	1,119
Securities available-for-sale	34,188	30,645
Loans, less allowance for loan losses of $501 and $521, respectively	67,935	65,240
Cash surrender value of life insurance policies	4,117	3,531
Accrued interest receivable	1,306	1,235
Leased equipment, net	130	405
Premises and equipment, net	2,542	2,726
Other assets	309	386

Total assets	$129,199	$116,914

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Deposits
Non-interest-bearing demand	$11,992	$11,847
NOW and money market accounts	45,658	34,925
Savings	8,212	8,838
Time, $100,000 and over	6,339	4,414
Time, other	41,697	41,848

Total deposits	113,898	101,872
Securities sold under agreements to repurchase	10	10
Notes payable	425	1,250
Advances from the Federal Home Loan Bank	3,710	3,823
Accrued interest payable	384	381
Other liabilities	905	862

Total liabilities	119,332	108,198
Shareholders' equity
Common stock—$.01 par value: 1,000,000 shares authorized; 226,031 and 221,004 shares issued and outstanding, respectively	2	2
Capital surplus	2,981	2,790
Retained earnings	6,256	5,533
Unrealized gains on securities available-for-sale	628	391

Total shareholders' equity	9,867	8,716

Total liabilities and shareholders' equity	$129,199	$116,914

(See Notes to Consolidated Financial Statements.)

FIRST AFFILIATED BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 1998 and 1997

(In thousands except share and per share data)

	1998	1997
Interest income
Loans	$6,055	$5,667
Deposits in other financial institutions	60	63
Federal funds sold	82	134
Money market fund	350	102
Securities
Taxable	1,511	1,516
Exempt from federal income tax	456	453

Total interest income	8,514	7,935
Interest expense
Deposits	4,062	3,672
Note payable	69	71
Other borrowed funds	208	152

Total interest expense	4,339	3,895

Net interest income	4,175	4,040
Provision for loan losses	75	190

Net interest income after provision for loan losses	4,100	3,850
Noninterest income
Service charges on deposit accounts	607	511
Trust department income	118	127
Increase in cash surrender value of insurance policies	135	152
Rental income on leased equipment	249	303
Securities gains, net	2	—
Other service fees, commissions, and income	356	249

Total noninterest income	1,467	1,342
Noninterest expense
Salaries and employee benefits	1,940	1,804
Occupancy and equipment expenses, net	630	524
Depreciation expense on leased equipment	274	247
Other expenses	1,261	1,213

Total noninterest expense	4,105	3,788

Income before income taxes	1,462	1,404
Income tax expense	279	380

Net income	$1,183	$1,024

Basic earnings per share	$5.30	$4.43
Diluted earnings per share	5.29	4.43

(See Notes to Consolidated Financial Statements.)

FIRST AFFILIATED BANCORP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended December 31, 1998 and 1997

(In thousands except per share data)

	Common Stock Shares	Common Stock and Capital Surplus	Retained Earnings	Net Unrealized Gains on Securities Available- for-Sale	Total Shareholders' Equity
Balance at January 1, 1997	233,410	$3,397	$4,742	$222	$8,361
Issuance of common stock	1,344	50	—	—	50
Retirement of common stock	(13,750)	(655)	—	—	(655)
Comprehensive income
Net income	—	—	1,024	—	1,024
Net unrealized gains on securities available-for-sale, net of reclassification and tax effects	—	—	—	169	169

Total comprehensive income					1,193
Cash dividends	—		(233)	—	(233)

Balance at December 31, 1997	221,004	2,792	5,533	391	8,716
Issuance of common stock	5,973	236	—	—	236
Retirement of common stock	(946)	(45)	—	—	(45)
Comprehensive income
Net income	—	—	1,183	—	1,183
Net unrealized gains on securities available-for-sale, net of reclassification and tax effects	—	—	—	237	237

Total comprehensive income					1,420
Cash dividends	—	—	(460)	—	(460)

Balance at December 31, 1998	226,031	$2,983	$6,256	$628	$9,867

(See Notes to Consolidated Financial Statements.)

FIRST AFFILIATED BANCORP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 1998 and 1997

(In thousands)

	1998	1997
Cash flows from operating activities
Net income	$1,183	$1,024
Adjustments to reconcile net income to net cash from operating activities
Discount accretion/premium amortization on securities, net	176	92
Provision for loan losses	75	190
Depreciation	548	460
Increase in cash surrender value of life insurance policies	(135)	(164)
Securities gains	(2)	—
Real estate loans originated for sale	(2,557)	(879)
Sales of real estate loans originated for sale	2,585	889
Gain on sales of real estate loans originated for sale	(28)	(10)
Net (gain) loss on sales of real estate owned	(1)	6
Change in interest receivable and other assets	53	(192)
Change in interest payable and other liabilities	248	155

Net cash provided by operating activities	2,145	1,571
Cash flows from investing activities
Change in interest-bearing deposits in other financial institutions	(104)	504
Maturities of securities available-for-sale	17,914	7,065
Sales of securities available-for-sale	683	1,996
Purchase of securities available-for-sale	(22,279)	(10,644)
Proceeds on sales of real estate owned	146	83
Net increase in loans	(2,962)	(6,271)
Investment in life insurance policies	(451)	—
Property and equipment purchases	(89)	(1,277)

Net cash used in investing activities	(7,142)	(8,544)
Cash flows from financing activities
Net increase in deposits	12,026	2,289
Proceeds from other borrowed funds	—	3,000
Repayment of Federal Home Loan Bank advances	(113)	(97)
Proceeds from notes payable	—	650
Repayment of notes payable	(825)	(600)
Proceeds from issuance of common stock	236	50
Retirement of common stock	(45)	(655)
Dividends paid	(460)	(233)

Net cash provided by financing activities	10,819	4,404

Net increase (decrease) in cash and cash equivalents	5,822	(2,569)
Cash and cash equivalents at beginning of year	11,627	14,196

Cash and cash equivalents at end of year	$17,449	$11,627

Supplemental disclosures of cash flow information
Cash paid during the year for
Interest	$4,336	$3,829
Income taxes	75	355
Schedule of noncash investing activities
Real estate acquired through foreclosure on property held as collateral	$192	$89

(See Notes to Consolidated Financial Statements.)

FIRST AFFILIATED BANCORP, INC.

Notes To Consolidated Financial Statements

December 31, 1998 and 1997

(Table amounts in thousands of dollars, except per share data)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Consolidation and Basis of Financial Statement Presentation:  The consolidated financial statements of First Affiliated Bancorp, Inc. (the Company) include the accounts of the Company and its wholly-owned subsidiary, Capstone Bank, N.A. (Capstone or the Bank) and WFNB Service Corporation, which is a wholly-owned subsidiary of Capstone. Significant intercompany balances and transactions have been eliminated in consolidation.

    Nature of Operations:  The Company is engaged in the business of commercial and retail banking and trust and investment services conducted through its subsidiary bank. Capstone's main office and three branch offices are located in Iroquois and Kankakee Counties in Illinois, and Newton County in Indiana. Customers in Iroquois, Kankakee, and Newton Counties are the primary source of the Company's deposit, loan, and trust activities. The majority of the Company's income is derived from commercial and retail lending, deposit activities, and investments.

    Use of Estimates in Preparation of the Financial Statements:  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The collectibility of loans, fair values of financial instruments, and status of contingencies are particularly subject to change. Actual results could differ from those estimates.

    Securities:  Securities available-for-sale are carried at fair value. Securities available-for-sale are those which the Company may decide to sell if needed for liquidity, asset/liability management, or other reasons. Unrealized gains and losses, net of deferred tax, are charged or credited to a valuation allowance included as a separate component of shareholders' equity.

    Gains and losses on disposition are based on the net proceeds and the amortized cost of the securities sold, using the specific identification method.

    Loans and Loan Income:  Loans are stated net of unearned discount and the allowance for loan losses. Interest is accrued over the term of the loan based on the amount of principal outstanding. Income on installment loans, as well as purchase discount on real estate loans, is recognized on the interest method. Where serious doubt exists as to the collectibility of a loan, the accrual of interest is discontinued.

    Statement of Financial Accounting Standards No. 91 (SFAS No. 91) requires that loan origination fees and certain direct origination costs be capitalized and recognized as an adjustment of the yield on the related loan. The Company complies with SFAS No. 91 in all material respects.

    Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost, net of deferred loan fees, or estimated fair value in the aggregate. No loans were held for sale at December 31, 1998 and 1997.

    Allowance for Loan Losses:  Because some loans may not be repaid in full, an allowance for loan losses is recorded. Increases to the allowance are recorded by a provision for loan losses charged to expense. The allowance is reduced by loan charge-offs, net of recoveries. Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values, and other factors and estimates which are subject to change over time. A loan is charged off by management as a loss when deemed uncollectible, although collection efforts continue and future recoveries may occur.

    Loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to require an increase, such increase is reported as part of the provision for loan losses. A loan is considered to be impaired if it is probable that the creditor will be unable to collect all principal and interest under the contractual terms of the loan.

    Leased Assets:  Leased assets are stated at cost less accumulated depreciation. Rental income is recognized as it accrues and the associated assets are depreciated on the straight-line method over their estimated useful lives.

    Premises and Equipment:  Premises and equipment are stated at cost less accumulated depreciation. Premises and equipment are depreciated primarily on the straight-line method over their estimated useful lives. Maintenance and repairs are expensed as incurred, while major improvements are capitalized.

    Intangible Assets:  The value of depositor relationships purchased from the Resolution Trust Corporation in September of 1990 is being amortized over ten years. The carrying value, which is included in other assets on the balance sheet, was $122,000 and $181,000 at December 31, 1998 and 1997, respectively. Amortization charged to expense was $59,000 and $54,000 in 1998 and 1997, respectively.

    Other Real Estate:  Real estate owned, other than that used in the normal course of business, is carried at the lower of cost (fair value at the date of foreclosure) or fair value less estimated costs to sell. Any reduction to fair value from the related loan basis at the time of acquisition/foreclosure is accounted for as a loan loss. Any subsequent reductions in fair value less estimated costs to sell are recorded by charges to expense.

    Income Taxes:  Income tax expense is the sum of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

    Effective January 1, 1998, the Company elected to be taxed under Subchapter S of the Internal Revenue Code. Consequently, taxable income of the Company will be reported on the tax returns of the individual stockholders. Income tax expense in 1998 is primarily due to eliminating the deferred tax assets and liabilities relating to temporary differences at January 1, 1998. This charge to earnings is a result of the Subchapter S election. The Company will file Subchapter S federal and state returns for 1998.

    Earnings Per Share:  Basic earnings per share is based on net income divided by the weighted average number of shares outstanding during the period. Diluted earnings per share shows the dilutive effect of additional common shares issuable upon exercise of stock options.

    Comprehensive Income:  Comprehensive income consists of net income and other comprehensive income. Other comprehensive income consists of unrealized gains and losses on securities available-for-sale which are also recognized as a separate component of shareholders' equity. The accounting standard that requires reporting comprehensive income first applies for 1998, with prior information restated to be comparable.

    Statement of Cash Flows:  For purposes of reporting cash flows, cash and cash equivalents include cash on hand, noninterest-bearing amounts due from banks, federal funds sold, and money market fund investments. Generally, federal funds are sold for one-day periods. The Company reports net cash flows for customer loan and deposit transactions.

    Reclassifications:  Certain reclassifications were made to make the prior year financial statements comparable with the 1998 presentation.

NOTE 2—SECURITIES

    The amortized cost and fair value of securities at year end follow:

	1998
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale
U.S. Treasury	$1,000	$1	$—	$1,001
U.S. government agencies	14,541	127	(23)	14,645
States and political subdivisions	9,606	609	(6)	10,209
Mortgage-backed	7,859	48	(120)	7,787
Corporate and other	554	—	(8)	546

	$33,560	$785	$(157)	$34,188

	1997
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale
U.S. Treasury	$2,998	$9	$(6)	$3,001
U.S. government agencies	9,842	44	(16)	9,870
States and political subdivisions	8,956	458	(4)	9,410
Mortgage-backed	8,205	119	(11)	8,313
Corporate and other	51	—	—	51

	$30,052	$630	$(37)	$30,645

    The amortized cost and fair value of securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Securities available-for-sale
Due in one year or less	$4,369	$4,373
Due after one year through five years	11,238	11,376
Due after five years through ten years	4,031	4,265
Due after ten years	6,063	6,387

	25,701	26,401
Mortgage-backed	7,859	7,787

	$33,560	$34,188

    Securities with a carrying value of approximately $11,943,000 at December 31, 1998 were pledged to secure public deposits, repurchase agreements, and for other purposes as permitted or required by law.

    Information about sales of securities available-for-sale follows:

	1998	1997
Proceeds from calls	$683	$1,996
Gross gains	2	3
Gross losses	—	3

NOTE 3—LOANS

    The Company makes loans to customers primarily in Iroquois County, Illinois; Kankakee County, Illinois; Newton County, Indiana; and the respective surrounding areas. Most loans are secured by specific items of collateral, including commercial, agricultural, and residential real estate and other business and consumer assets.

    Loans at year-end consisted of the following:

	1998	1997
Commercial	$21,816	$15,772
Agricultural	8,670	7,698
Residential real estate	19,489	21,045
Commercial and agricultural real estate	9,482	12,246
Installment	8,979	9,000

Total loans	68,436	65,761
Allowance for loan losses	(501)	(521)

	$67,935	$65,240

    Certain officers and directors and companies with which they are affiliated have borrowed money from the Company. Loans to these related parties were approximately $1,210,000 and $1,366,000 at December 31, 1998 and 1997, respectively.

    As discussed in Note 7, residential real estate loans were pledged to secure other borrowed funds at December 31, 1998 and 1997.

    The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet financing needs of its customers. These financial instruments include standby letters of credit and unused lines of credit. The Company's exposure to credit loss in the event of nonperformance by the other parties to these financial instruments is represented by the contractual amount of the instruments. The Company uses the same credit policy to make such commitments as it uses for on-balance-sheet items.

    The contract amount of these financial instruments is summarized as follows at December 31:

	1998	1997
Financial instruments whose contract amounts represent credit risk
Unused lines of credit	$13,215	$10,502
Letters of credit	383	1,343

    Since many commitments to make loans expire without being used, the amounts above do not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management's credit evaluation of the borrower and may include commercial and residential real estate and other business and consumer assets.

    Activity in the allowance for loan losses is summarized below:

	1998	1997
Balance at beginning of year	$521	$613
Provision for loan losses	75	190
Recoveries on loans previously charged off	138	128
Loans charged off	(233)	(410)

Balance at end of year	$501	$521

    Information regarding impaired loans follows:

	1998	1997
Average investment in impaired loans	$430	$1,078
Interest income recognized on impaired loans, all on the cash basis	58	8

Information regarding impaired loans at year-end follows:

	1998	1997
Balance of impaired loans	$386	$606
Less portion for which no allowance for loan losses is allocated	—	—

Portion of impaired loan balance for which an allowance for loan losses is allocated	$386	$606

Portion of allowance for loan losses allocated to impaired loans	$77	$75

NOTE 4—PREMISES AND EQUIPMENT

    Premises and equipment consisted of the following at year-end:

	1998	1997
Land	$247	$247
Building and improvements	2,475	2,440
Furniture and equipment	2,795	2,740

Total cost	5,517	5,427
Less accumulated depreciation	(2,975)	(2,701)

	$2,542	$2,726

    Depreciation expense was $274,000 and $213,000 in 1998 and 1997, respectively.

NOTE 5—DEPOSITS

    At December 31, 1998, scheduled maturities of certificates of deposit are as follows:

1999	$35,392
2000	7,627
2001	3,085
2002	669
2003	1,263

$48,036

NOTE 6—NOTES PAYABLE

    The Company has two notes payable to a correspondent bank. The notes bear interest at 60 basis points below the lender's prime rate (7.15% at December 31, 1998). Interest is payable quarterly and principal is due at maturity on April 1, 1999. The notes are secured by the stock of Capstone. The terms of the notes payable require Capstone to maintain the following ratios.

Total capital to assets—minimum	7%
Nonperforming loans plus other real estate (ORE) to total loans plus ORE—maximum	3%
Nonperforming loans plus ORE to capital—maximum	24%
Net income to average assets—minimum	.75%

    For purposes of the above ratios, capital is comprised of capital stock, capital surplus, retained earnings, and the allowance for loan losses, minus intangible assets. Capstone was in compliance with the above ratios as of December 31, 1998.

NOTE 7—ADVANCES FROM THE FEDERAL HOME LOAN BANK

    Advances from the Federal Home Loan Bank (FHLB) at year-end were:

	1998	1997
Advance due August 6, 1999, 5.98%	$1,000	$1,000
Advance due August 8, 2002, 5.40%	2,000	2,000
Advance due November 5, 2002, 6.65%	280	350
Advance due March 15, 2006, 6.20%	430	473

	$3,710	$3,823

    At year-end 1998, scheduled principal reductions on long-term debt were:

1999	$1,126
2000	121
2001	116
2002	2,112
2003	38
Thereafter	197

$3,710

    Capstone maintains a collateral pledge agreement with the FHLB of Chicago covering secured advances whereby Capstone has agreed to retain residential real estate loans with unpaid principal balances aggregating no less than 167% of the outstanding advances from the FHLB of Chicago. Capstone also maintains a collateral pledge agreement with the FHLB of Indianapolis covering secured advances whereby Capstone has agreed to retain home mortgage loans with unpaid principal balances and eligible securities aggregating no less than 160% of the outstanding advances from the FHLB of Indianapolis.

FIRST AFFILIATED BANCORP, INC.

NOTE 8—RETIREMENT PLAN

    Substantially all full-time employees are included in the 401(k) salary deferral plan maintained by the Company. Eligible employees may elect to contribute a percentage of their compensation, as defined, to the plan. The employer contributions to the plan are based upon matching a specific percentage of compensation as determined at the discretion of the Board of Directors. Annual contributions are charged to expense and were $66,000 and $63,000 in 1998 and 1997, respectively.

NOTE 9—INCOME TAXES

    Income tax expense consists of the following:

	1998	1997
Currently payable tax	$135	$342
Deferred tax	144	38

Income tax expense	$279	$380

    Interest income on loans, leases, and securities totaling $459,000 in 1997 is exempt from federal income tax. Also, increases in the cash surrender value of the life insurance policies are exempt from federal income taxes while the premiums paid for the policies are not deductible. Primarily for these reasons, income tax expense in 1997 is less than the amount calculated by applying the statutory federal income tax rate to income before income taxes.

    Deferred tax assets (liabilities) as of December 31, 1998 and 1997 are as follows:

	1998	1997
Gross deferred tax assets	$—	$449
Gross deferred tax liabilities	—	(507)

Net deferred tax liabilities	$—	$(58)

    At December 31, 1997, temporary differences resulting in deferred tax assets consisted primarily of the allowance for loan losses and deferred compensation.

    Temporary differences resulting in deferred tax liabilities at December 31, 1997 are primarily from depreciation, deferred loan fees, leased equipment, and market discount accretion on securities. Deferred tax liabilities also included $202,000 related to unrealized gains on securities available-for-sale at December 31, 1997.

    No deferred tax assets and liabilities exist at December 31, 1998 due to the Subchapter S election in 1998.

NOTE 10—STOCK OPTIONS

    In November 1997, the Company's Board of Directors approved the issuance of stock options for 10,842 shares of the Company's common stock. All of these options were issued to former shareholders of the Company who held their shares in individual retirement accounts (IRAs) and sold their Company stock to the Company at $47.00 per share. The purchase of these shares and issuance of options was part of the Company's plans to become a Subchapter S corporation for income tax purposes effective January 1, 1998. IRAs cannot be S corporation shareholders. Thus, the Company could not become an S corporation effective January 1, 1998 if any of its stock were held by IRAs as of December 31, 1997. The options will expire on November 15, 2007 if not exercised, and none of these options had been exercised as of December 31, 1998. The exercise price for each option is $47.00 per share. Since the options were issued to former shareholders in exchange for their stock, the pro forma disclosures of Statement of Financial Accounting Standards No. 123 regarding stock-based compensation are not applicable.

NOTE 11—REGULATORY MATTERS

    The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Since the Company is a one-bank holding company and has consolidated assets of less than $150 million, regulatory minimum capital tests are applied primarily to the Bank subsidiary. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the financial statements of the Company and the Bank.

    The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. The minimum requirements are:

	Capital to Risk- Weighted Assets
			Tier 1 Capital to Average Assets
	Total	Tier 1
Well capitalized	10%	6%	5%
Adequately capitalized	8%	4%	4%
Under capitalized	6%	3%	3%

    At December 31, 1998, the Bank's actual capital amounts and ratios, together with the minimum regulatory requirements, were:

	Actual		Minimum Required for Capital Adequacy Purposes		Minimum Required to Be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$9,879	11.3%	$6,974	8%	$8,718	10%
Tier 1 capital (to risk-weighted assets)	$9,378	10.8%	$3,487	4%	$5,231	6%
Tier 1 capital (to average assets)	$9,378	7.4%	$5,052	4%	$6,315	5%

    The Bank was categorized by its regulators as well capitalized in 1998. There are no conditions or events since the most recent notification that management believes would change the Bank's category.

    Banking regulations limit the amount of dividends that may be paid by banks without prior approval of their regulatory agency. The Bank's retained earnings against which dividends may be charged without prior approval were approximately $141,000 at December 31, 1998.

    The Bank is required to maintain vault cash and non-interest-bearing balances with the Federal Reserve Bank as reserves. The required reserves at December 31, 1998 were $2,054,000.

NOTE 12—OTHER COMPREHENSIVE INCOME

    Other comprehensive income components and related taxes were as follows:

	1998	1997
Change in unrealized gains on securities available-for-sale	$37	$247
Less reclassification adjustments for gains recognized in income	(2)	—

Net unrealized gains	35	247
Tax effects	202	(78)

Other comprehensive income	$237	$169

NOTE 13—EARNINGS PER SHARE

    The factors used in the basic and diluted earnings per share computations follow.

	1998	1997
Basic
Net income	$1,183	$1,024

Weighted average common shares outstanding	223,064	231,306

Basic earnings per common share	$5.30	$4.43

Diluted
Net income	$1,183	$1,024

Weighted average common shares outstanding for basic earnings per common share	223,064	231,306
Add: Dilutive effects of assumed exercise of stock options	466	—

Average shares and dilutive potential common shares	223,530	231,306

Diluted earnings per common share	$5.29	$4.43

    Stock options for 10,842 shares of common stock were not considered in computing diluted earnings per common share for 1997 because they were antidilutive.

NOTE 14—PARENT COMPANY STATEMENTS

    Presented below are the condensed balance sheets and condensed statements of income and cash flows for First Affiliated Bancorp, Inc.:

CONDENSED BALANCE SHEETS
December 31, 1998 and 1997

	1998	1997
ASSETS
Cash on deposit at Bank	$113	$45
Investment in Bank	10,134	9,946
Other assets	57	75

Total assets	$10,304	$10,066

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Notes payable	$425	$1,250
Other liabilities	12	100

Total liabilities	437	1,350
Shareholders' equity	9,867	8,716

Total liabilities and shareholders' equity	$10,304	$10,066

CONDENSED STATEMENTS OF INCOME
Years ended December 31, 1998 and 1997

	1998	1997
Operating income
Dividends from Bank	$1,225	$969
Interest income	2	2
Other income	56	10

	1,283	981
Operating expenses
Interest expense	69	71
Other expenses	27	56

	96	127

Income before income taxes and equity in earnings of Bank	1,187	854
Income tax benefit (expense)	45	(20)

Income before equity in earnings of Bank	1,232	834
Equity in earnings of Bank	(49)	190

Net income	$1,183	$1,024

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31, 1998 and 1997

	1998	1997
Cash flows from operating activities
Net income	$1,183	$1,024
Adjustments to reconcile net income to net cash from operating activities
Equity in earnings of Bank	49	(190)
Change in other assets	18	(17)
Change in other liabilities	(88)	(13)

Net cash provided by operating activities	1,162	804
Cash flows from financing activities
Proceeds from notes payable	—	650
Repayment on notes payable	(825)	(600)
Issuance of common stock	236	50
Retirement of common stock	(45)	(655)
Dividends paid	(460)	(233)

Net cash used in financing activities	(1,094)	(788)

Net increase in cash	68	16
Cash at beginning of year	45	29

Cash at end of year	$113	$45

NOTE 15—CONTINGENCIES

    From time to time, the Company and the Bank are involved in legal actions arising in the normal course of their business. Management believes that the ultimate liability from such actions, if any, will not have a material effect on the financial condition of the Company or the Bank.

NOTE 16—DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

    Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in immediate settlement of the instrument. Statement 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented below do not represent the underlying value of the Company.

    The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments.

    Short-Term Financial Instruments:  Cash and cash equivalents and interest-bearing deposits in other financial institutions are valued at their carrying amounts included in the balance sheets, which are reasonable estimates of fair value due to the relatively short period to maturity for these instruments.

    Securities:  Fair value for these instruments equals quoted market prices or dealer quotes, if available. If a quoted market price is not available, fair value is estimated using quoted market prices of similar securities.

    Loans:  The fair value of loans is estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

    Cash Surrender Value of Life Insurance Policies:  These instruments are valued at their carrying amounts included in the balance sheets, which are reasonable estimates of fair value.

    Deposits and Repurchase Agreements:  The fair value of demand deposits, NOW accounts, money market deposits, and savings accounts is the amount payable on demand at the reporting date. The fair value of certificates of deposit and repurchase agreements is estimated by discounting future cash flows using the current rates for liabilities of similar remaining maturities.

    Notes Payable:  For these variable rate notes, the carrying amount is a reasonable estimate of the fair value.

    FHLB Advances:  FHLB advances are at fixed rates and the fair value is estimated using the current rates for advances of similar remaining maturities.

    Accrued Interest:  The carrying amounts of accrued interest approximate fair value.

    Commitments to Extend Credit and Standby Letters of Credit:  The fair value of these instruments is not material.

    The carrying values and estimated fair values of the Company's financial instruments at year-end are as follows:

	1998		1997
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$17,449	$17,449	$11,627	$11,627
Interest-bearing deposits in other financial institutions	1,223	1,223	1,119	1,119
Securities available-for-sale	34,188	34,188	30,645	30,645
Loans, less allowance for loan losses	67,935	68,754	65,240	65,741
Cash surrender value of life insurance policies	4,117	4,117	3,531	3,531
Accrued interest receivable	1,306	1,306	1,235	1,235
Financial liabilities
Deposits with no stated maturities	$65,862	$65,862	$55,610	$55,610
Deposits and repurchase agreements with stated maturities	48,046	48,418	46,272	46,319
Notes payable	425	425	1,250	1,250
Advances from the Federal Home Loan Bank	3,710	3,748	3,823	3,756
Accrued interest payable	384	384	381	381

FIRST AFFILIATED BANCORP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

September 30, 1999 and December 31, 1998

(In thousands of dollars except share data)

(Unaudited)

	September 30, 1999	December 31, 1998
ASSETS
Cash and due from banks	$4,527	$5,538
Federal funds sold	625	2,000
Money market fund investment	2,925	9,911

Total cash and cash equivalents	8,077	17,449
Interest-bearing deposits in other financial institutions	1,202	1,223
Securities available-for-sale	45,450	34,188
Loans, less allowance for loan losses of $591 and $501, respectively	67,921	67,935
Cash surrender value of life insurance policies	4,268	4,117
Accrued interest receivable	1,279	1,306
Leased equipment, net	24	130
Premises and equipment, net	2,393	2,542
Other assets	523	309

Total assets	$131,137	$129,199

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Deposits
Non-interest-bearing demand	$11,502	$11,992
NOW and money market accounts	53,201	45,658
Savings	7,332	8,212
Time, $100,000 and over	8,292	6,339
Time, other	35,362	41,697

Total deposits	115,689	113,898
Securities sold under agreements to repurchase	—	10
Note payable	—	425
Advances from the Federal Home Loan Bank	4,601	3,710
Accrued interest payable	320	384
Other liabilities	1,506	905

Total liabilities	122,116	119,332
Shareholders' equity
Common stock—$.01 par value: 1,000,000 shares authorized; 226,892 and 226,031 shares issued and outstanding, respectively	2	2
Capital surplus	3,009	2,981
Retained earnings	6,470	6,256
Unrealized gains (losses) on securities available-for-sale	(460)	628

Total shareholders' equity	9,021	9,867

Total liabilities and shareholders' equity	$131,137	$129,199

(See Notes to Condensed Consolidated Financial Statements.)

FIRST AFFILIATED BANCORP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

Nine and three months ended September 30, 1999 and 1998

(In thousands of dollars except per share data)

(Unaudited)

	Nine Months Ended		Three Months Ended
	1999	1998	1999	1998
Interest income
Loans	$4,436	$4,537	$1,473	$1,571
Deposits in other financial institutions	44	45	16	14
Federal funds sold	43	57	4	17
Money market fund	120	225	24	58
Securities
Taxable	1,629	1,152	616	423
Exempt from federal income tax	357	336	83	71

Total interest income	6,629	6,352	2,216	2,154
Interest expense
Deposits	3,027	3,014	998	1,027
Note payable	8	57	—	18
Other borrowed funds	158	154	51	55

Total interest expense	3,193	3,225	1,049	1,100

Net interest income	3,436	3,127	1,167	1,054
Provision for loan losses	—	45	—	—

Net interest income after provision for loan losses	3,436	3,082	1,167	1,054
Noninterest income
Service charges on deposit accounts	468	446	184	154
Trust department income	102	92	22	8
Increase in cash surrender value of insurance policies	153	91	49	41
Rental income on leased equipment	96	212	32	71
Other service fees, commissions, and income	298	214	74	61

Total noninterest income	1,117	1,055	361	335
Noninterest expense
Salaries and employee benefits	2,195	1,436	1,206	472
Occupancy and equipment expenses, net	441	476	183	198
Depreciation expense on leased equipment	72	245	24	81
Other expenses	855	936	260	227

Total noninterest expense	3,563	3,093	1,673	978

Income (loss) before income taxes	990	1,044	(145)	411
Income tax expense	7	169	2	10

Net income (loss)	$983	$875	$(147)	$401

Basic earnings (loss) per share	$4.34	$3.91	$(.65)	$1.79
Diluted earnings (loss) per share	4.30	3.91	(.65)	1.79

(See Notes to Condensed Consolidated Financial Statements.)

FIRST AFFILIATED BANCORP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Nine months ended September 30, 1999 and 1998

(In thousands of dollars except per share data)

(Unaudited)

	Comprehensive Income Nine Months Ended September 30,		Shareholders' Equity Nine Months Ended September 30,
	1999	1998	1999	1998
Common stock and capital surplus
Beginning of period			$2,983	$2,792
Issuance of common stock			150	162
Purchase and retirement of common stock			(122)	(7)

End of period			3,011	2,947
Retained earnings
Beginning of period			6,256	5,533
Net income	$983	$875	983	875
Cash dividends declared			(769)	(404)

End of period			6,470	6,004
Unrealized gains (losses) on securities available-for-sale
Beginning of period			628	391
Unrealized gains (losses) on securities, net of reclassification adjustment	(1,088)	281	(1,088)	281
Other comprehensive income	—	—	—	—

End of period			(460)	672

Total comprehensive income (loss)	$(105)	$1,156

Total shareholders' equity			$9,021	$9,623

(See Notes to Condensed Consolidated Financial Statements.)

FIRST AFFILIATED BANCORP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine months ended September 30, 1999 and 1998

(In thousands of dollars)

(Unaudited)

	1999	1998
Cash flows from operating activities
Net income	$983	$875
Adjustments to reconcile net income to net cash from operating activities
Discount accretion/premium amortization on securities, net	93	107
Provision for loan losses	—	45
Depreciation	306	457
Increase in cash surrender value of life insurance policies	(151)	(91)
Net real estate loans originated for sale	(1,854)	(2,262)
Sales of real estate loans originated for sale	1,649	2,055
Gain on sales of real estate loans originated for sale	(20)	(21)
Change in interest receivable and other assets	(133)	(133)
Change in interest payable and other liabilities	537	234
Loss (gain) on sales of other real estate	12	(1)

Net cash provided by operating activities	1,422	1,265
Cash flows from investing activities
Change in interest-bearing deposits in other financial institutions	21	383
Maturities of securities available-for-sale	11,129	11,799
Sales of securities available-for-sale	1,001	—
Purchase of securities available-for-sale	(24,573)	(12,538)
Net decrease (increase) in loans	137	(4,094)
Investment in life insurance policies	—	(451)
Property and equipment purchases	(51)	(90)
Proceeds from sales of other real estate owned	36	146

Net cash used in investing activities	(12,300)	(4,845)
Cash flows from financing activities
Net increase in deposits	1,791	6,027
Proceeds from Federal Home Loan Bank advances	2,000	—
Repayment of Federal Home Loan Bank advances	(1,109)	(95)
Repayment of notes payable	(425)	(400)
Change in repurchase agreements	(10)	—
Proceeds from issuance of common stock	150	162
Retirement of common stock	(122)	(7)
Dividends paid	(769)	(404)

Net cash provided by financing activities	1,506	5,283

Net increase (decrease) in cash and cash equivalents	$(9,372)	$1,703
Cash and cash equivalents at beginning of period	17,449	11,627

Cash and cash equivalents at end of period	$8,077	$13,330

Supplemental disclosures
Cash paid during the period for interest	$3,257	$3,181
Real estate acquired through foreclosure on property held as collateral	102	192

(See Notes to Condensed Consolidated Financial Statements.)

FIRST AFFILIATED BANCORP, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 1999 and 1998

(Table amounts in thousands of dollars)

(Unaudited)

NOTE 1—BASIS OF PRESENTATION

    The condensed consolidated financial statements include the accounts of First Affiliated Bancorp, Inc. ("the Company") and its wholly-owned subsidiary, Capstone Bank, N.A. ("the Bank"), and WFNB Service Corporation, which is a wholly-owned subsidiary of the Bank. All material intercompany balances and transactions have been eliminated in consolidation.

    The accompanying unaudited interim condensed consolidated financial statements have been prepared pursuant to the rules and regulations for reporting on Form 10-QSB. Accordingly, certain disclosures and footnote information normally accompanying the annual financial statements have been omitted. These interim statements should be read in conjunction with the Company's annual consolidated financial statements and notes thereto. The December 31, 1998 condensed consolidated balance sheet has been derived from the audited financial statements of the Company but does not include all disclosures required by generally accepted accounting principles.

    Interim statements are subject to possible adjustment in connection with the annual audit of the Company for the year ended December 31, 1999. In the opinion of management of the Company, the accompanying unaudited interim condensed consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the consolidated financial position and consolidated results of operations for the periods presented.

    The results of operations for the nine-month and three-month periods ended September 30, 1999 and 1998 are not necessarily indicative of the results to be expected for the full year.

NOTE 2—FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

    The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet financing needs of its customers. These financial instruments include standby letters of credit and unused lines of credit. The Company's exposure to credit loss in the event of nonperformance by the other parties to these financial instruments is represented by the contractual amount of the instruments. The Company uses the same credit policy to make such commitments as it uses for on-balance-sheet items.

    The contract amount of these financial instruments is summarized as follows at September 30, 1999 and December 31, 1998:

	September 30, 1999	December 31, 1998
Financial instruments whose contract amounts represent credit risk
Unused lines of credit	$13,913	$13,215
Letters of credit	1,213	383

    Since many commitments to make loans expire without being used, the amounts above do not necessarily represent future cash commitments. Collateral obtained upon exercise of the commitment is determined using management's credit evaluation of the borrower and may include commercial and residential real estate and other business and consumer assets.

NOTE 3—NEW ACCOUNTING STANDARDS

    In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("Statement") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires all derivatives to be recorded on the balance sheet at fair value and establishes "special accounting" for hedges. Statement 133 is effective for 2001. The Company presently believes that the adoption of Statement 133 will not have a material impact on the Company's financial condition or results of operations.

[Appendix A]

AMENDED AND RESTATED
AGREEMENT AND PLAN OF MERGER

    AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this "Agreement"), effective as of November 5, 1999, and executed on February 29, 2000, among, INDIANA UNITED BANCORP, an Indiana corporation ("Parent"), FAB MERGER CORPORATION, an Indiana corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and FIRST AFFILIATED BANCORP, INC., an Illinois corporation (the "Company").

RECITALS:

    A.  The Boards of Directors of Parent, Merger Sub and the Company each have determined that a business combination involving the merger of the Company into Merger Sub is in the best interests of their respective companies and shareholders and presents an opportunity for Parent and the Company and their respective shareholders to achieve long-term strategic and financial benefits, and accordingly have agreed to effect the merger provided for herein (the "Merger") upon the terms and subject to the conditions set forth herein.

    B.  Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to prescribe various conditions to the Merger.

    C.  For federal income tax purposes, it is intended that the Merger qualify as a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code").

    D.  It is intended that the Merger shall be recorded for financial reporting purposes as a pooling of interests.

    E.  Parent, Merger Sub and the Company entered into an Agreement and Plan of Merger dated as of November 5, 1999 (the "Original Agreement") and now desire to amend and restate the Original Agreement through this Agreement.

AGREEMENT:

    NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I
THE MERGER

    1.1  Effective Time of the Merger.  Subject to the terms and conditions of this Agreement and in reliance upon the representations, warranties, covenants and agreements contained herein, at the Effective Time (as defined below) the Company will merge with and into Merger Sub (the "Merger"), with Merger Sub being the surviving corporation in the Merger. (As used in this Agreement, "Surviving Corporation" shall mean Merger Sub.) The parties will cause the Merger to be consummated by filing articles of merger (the "Articles of Merger") with the Secretary of State of the State of Indiana and the Secretary Of State of the State of Illinois, in such form as required by, and executed in accordance with the provisions of, the Indiana Business Corporation Law ("IBCL") and the Illinois Business Corporation Act ("IBCA), as soon as practicable on or after the Closing Date (as defined in Section 1.2). The Merger shall become effective upon the filing of the Articles of Merger with the Secretary of State of the State of Indiana and the Secretary of State of the State of Illinois or at such time thereafter as is provided in the Articles of Merger (the "Effective Time").

    1.2  Closing.  The closing of the Merger (the "Closing") will take place at 10:00 a.m. on a date to be specified by the parties, which shall be the first day that is five business days after satisfaction of the latest to occur of the conditions set forth in Sections 6.1, 6.2(b) and 6.3(b) (other than the delivery of the officers' certificates referred to in Sections 6.2(b) and 6.3(b)), provided that the other closing conditions set forth in Article VI have been met or waived as provided in Article VI at or prior to the Closing (the "Closing Date"), at the offices of Crowe, Chizek and Company LLP, ("Crowe Chizek"), 3815 River Crossing Parkway, Suite 300, Indianapolis, Indiana, unless another time, date or place is agreed to in writing by the parties hereto.

    1.3  Effects of the Merger.  At and after the Effective Time, the Merger will have the effects set forth in Section 23-1-40-6 of the IBCL and Section 5/11.50 of the IBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

    1.4  Articles of Incorporation; Bylaws.

      (a)  Articles of Incorporation.  At the Effective Time, the articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation until thereafter changed or amended as provided by applicable law and such articles of incorporation, except that at the Effective Time Article I of the articles of incorporation of Merger Sub shall be amended to read "The Corporation's name shall be IUB Illinois Holdings, Inc."

      (b)  Bylaws.  The bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided by applicable law, the articles of incorporation of the Surviving Corporation and such bylaws.

    1.5  Directors and Officers.  The directors and officers of Merger Sub shall be the directors and officers of the Surviving Corporation until duly changed in accordance with applicable law.

ARTICLE II
EFFECT OF THE MERGER ON THE SHARES OF THE COMPANY
AND MERGER SUB; EXCHANGE OF CERTIFICATES

    2.1  Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any common stock, $0.01 par value, of the Company ("Company Common Stock"):

      (a)  Cancellation of Certain Shares.  All Company Common Stock that is owned by the Company as treasury stock or by Parent, Merger Sub or any other Subsidiary (as defined in Section 3.1(a)) of Parent (other than shares in trust accounts, managed accounts and the like that are beneficially owned by third parties (any such shares, "trust account shares")) shall be canceled and shall cease to exist and no shares of common stock of Parent or other consideration shall be delivered in exchange therefor.

      (b)  Conversion of Merger Sub Common Stock.  Each of the shares of common stock of Merger Sub ("Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time of the Merger shall be converted into 1,000 shares of common stock of the Surviving Corporation, without par value.

      (c)  Conversion of Company Common Stock.  Each of the shares of Company Common Stock issued and outstanding immediately prior to the Effective Time of the Merger (other than the shares to be canceled pursuant to Section 2.1(a)) shall be converted into 4.4167 fully paid and non-assessable shares of common stock of Parent, without par value ("Parent Common Stock"), subject to any adjustment required by Section 2.1(f) and subject to and in accordance with Section 2.2.

      (d)  Conversion of Options to Acquire Company Common Stock.

         (i) As of the Effective Time, each of the options to purchase shares of Company Common Stock that is outstanding as of the Effective Time (a "Company Option") shall be converted into that number of shares of Parent Common Stock (rounded up to the nearest whole share) equal to the difference between (A) the number of shares of Company Common Stock subject to such Company Option multiplied by 4.4167, less (B) the number of shares of Parent Common Stock equal to the result obtained by dividing the aggregate former exercise price to fully exercise and acquire all shares of Company Common Stock under such Company Option immediately prior to the Effective Time by the Average Market Price for a share of Parent Common Stock, subject to any adjustment required by Section 2.1(f) and subject to and in accordance with Section 2.2.

        (ii) The "Average Market Price" shall be the sum of the closing sale price for a share of Parent Common Stock as reported by The National Stock Market, Inc. for each of the 5 consecutive trading days ending on the trading day on which the Effective Time occurs, divided by 5. If no closing sale price is available for any date, the closing sale price on the most recent prior date for which a closing sale price is available shall be used. If any adjustment is made to the Conversion Number as a result of an occurrence described in Section 2.1(f), the price for a date used herein that is prior to the occurrence of such event shall be equitably adjusted as if the event requiring such adjustment to the Conversion Number under Section 2.1(f) had occurred prior to such 5 consecutive trading day period.

      (e)  Dissenting Shares.  Notwithstanding any other provisions of this Agreement to the contrary, Company Common Stock that is outstanding immediately prior to the Effective Time that is held by shareholders to whom dissenter's rights are available and who object to the Merger, did not vote their Company Common Stock in favor of the Merger and comply with all the provisions of the IBCA concerning the rights of shareholders to dissent from the Merger and require the payment in cash of the fair value of their Company Common Stock (collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive the consideration provided in Section 2.1(c). Such shareholders ("Dissenting Holders") shall be entitled to receive payment of the fair value of such Company Common Stock held by them in accordance with the provisions of the IBCA, except that all Dissenting Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to receive the fair value of such Company Common Stock under Section 5/11.70 of the IBCA shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the consideration provided in Section 2.1(c), without any interest thereon, upon surrender of the certificate or certificates that formerly evidenced such Company Common Stock in accordance with Section 2.2.

      (f)  Adjustment to Conversion Number.  If, prior to the Effective Time of the Merger, Parent shall pay a dividend in, subdivide, combine into a smaller number of shares or issue by reclassification of its shares any Parent Common Stock, the Conversion Number of 4.4167 specified in Section 2.1(c)(i) and Section 2.1(d) shall be multiplied by a fraction, the numerator of which shall be the number of shares outstanding immediately after, and the denominator of which shall be the number of shares outstanding before, the occurrence of such event.

    2.2  Exchange of Certificates.

      (a)  Exchange Agent.  Parent shall authorize a commercial bank (or such other person or persons as shall be acceptable to Parent and the Company) to act as exchange agent hereunder (the "Exchange Agent"). As soon as practicable, but not later than one business day after the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the holders of certificates which immediately prior to the Effective Time represented Company Common Stock converted in the Merger (the "Company Certificates"), certificates representing the shares of Parent Common Stock (such shares of Parent Common Stock, together with any dividends or distributions with respect thereto in accordance with Section 2.2(c), being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.1(c) and 2.1 (d) in exchange for the outstanding Company Common Stock, rounded up to the nearest whole number (the "Parent Certificates").

      (b)  Exchange Procedures.

         (i) As soon as practicable after the Effective Time, the Exchange Agent shall mail to each recordholder of a Company Certificate a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon the actual delivery of such letter of transmittal to the Exchange Agent and shall contain instructions for use in effecting the surrender of the Company Certificates in exchange for the consideration described in the next sentence). At or after the Effective Time and upon surrender for cancellation to the Exchange Agent of all Company Certificates held by any recordholder of a Company Certificate, together with such letter of transmittal duly executed, such holder shall be entitled to receive in exchange therefor a Parent Certificate(s) representing the number of whole shares of Parent Common Stock into which the Company Common Stock represented by the surrendered Company Certificate(s) shall have been converted at the Effective Time pursuant to this Article II, cash in lieu of any fractional share of Parent Common Stock in accordance with Section 2.2(e) and certain dividends and other distributions in accordance with Section 2.2(c), and the Company Certificate(s) so surrendered shall forthwith be canceled; provided, however, that Company Certificates surrendered for exchange by any person constituting an "affiliate" of the Company for purposes of Rule 145(c) under the Securities Act shall not be exchanged for Parent Certificates until Parent has received a written agreement from such person as provided in Section 5.6.

        (ii) Until Company Certificates have been surrendered and exchanged for Parent Certificates as herein provided, each outstanding Company Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender a Parent Certificate(s) representing a whole number of shares of Parent Common Stock and cash in lieu of any fractional share as contemplated by this Section 2.2. No transfer taxes shall be payable in connection with any such exchange, except that if any Parent Certificate (or any check representing cash in lieu of a fractional share) is to be issued in the name other than that in which the Company Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of the Parent Certificate or check in a name other than that of the registered holder of the Company Certificate, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as Parent or the Exchange Agent are required to deduct and withhold under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock in respect of whom such deduction and withholding was made by Parent or the Exchange Agent. If outstanding Company Certificates are not surrendered prior to six years after the Effective Time of the Merger (or, in any particular case, prior to such earlier date on which dividends and other distributions, if any, described above would otherwise escheat to or become the property of any governmental unit or agency), the amount of dividends and other distributions, if any, that have become payable and that thereafter become payable on Parent Common Stock evidenced by such Company Certificates as provided herein shall, to the extent permitted by applicable law, become the property of Parent (and, to the extent not in its possession, shall be paid over to it), free and clear of all claims or interest of any person previously entitled thereto.

      (c)  Distributions with Respect to Unexchanged Shares.  No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Certificate with respect to the Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e), until the holder of such Company Certificate shall surrender it. Subject to the effect of applicable laws, following surrender of any such Company Certificate, there shall be paid to the holder of the Parent Certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender or promptly thereafter as is practicable, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole number of shares of Parent Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole number of shares of Parent Common Stock.

      (d)  No Further Ownership Rights in Company Common Stock.  All Parent Common Stock issued upon conversion of Company Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.2(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Common Stock, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by the Company on Company Common Stock in accordance with the terms of this Agreement on or prior to the Effective Time and which remain unpaid at the Effective Time. At the Effective Time, the stock transfer books of the Company shall be closed to holders of Company Common Stock immediately prior to the Effective Time and no transfer of Company Common Stock by any such holder shall thereafter be made or recognized. If, after the Effective Time, Company Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

      (e)  No Fractional Shares.

         (i) No fractional share of Parent Common Stock and no certificate or scrip therefor, or other evidence of ownership thereof, will be issued, and no right to receive cash in lieu thereof shall entitle the holder thereof to any voting or other rights of a holder of shares or fractional interests.

        (ii) As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (i) the number of shares of Parent Common Stock delivered to the Exchange Agent by Parent pursuant to Section 2.2(a) over (ii) the aggregate number of whole shares of Parent Common Stock to be distributed to holders of Company Common Stock pursuant to Section 2.2(b) (such excess being herein called the "Excess Shares"). As promptly as practicable after such determination of the number of Excess Shares, the Exchange Agent, as agent for the holders of Company Common Stock, shall sell the Excess Shares in the over-the-counter market at then prevailing prices, all in the manner provided in subparagraph (iii) of this Section 2.2(e).

        (iii) The sale of the Excess Shares by the Exchange Agent shall be executed in the over-the-counter market through one or more market makers for Parent Common Stock and shall be executed in round lots to the extent practicable. Until the net proceeds of such sale or sales have been distributed to the holders of Company Common Stock, the Exchange Agent will hold such proceeds in trust for the holders of Company Common Stock (the "Excess Shares Trust"). Parent shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent, incurred in connection with such sale of the Excess Shares. The Exchange Agent shall determine the portion of the Excess Shares Trust to which each holder of Company Common Stock shall be entitled, if any, by multiplying the amount of the aggregate net proceeds comprising the Excess Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Company Common Stock is entitled (after taking into account all shares of Company Common Stock held by such holder) and the denominator of which is the aggregate amount of all fractional interests to which all holders of Company Common stock are entitled.

        (iv) Notwithstanding the provisions of subparagraphs (ii) and (iii) above, if the parties shall so agree in writing prior to the Closing, then in lieu of the issuance and sale of the Excess Shares and the making of the payments contemplated in said subparagraphs, each holder of Company Common Stock shall be paid an amount in cash equal to the product obtained by multiplying the fractional share interest to which such holder (after taking into account all shares of Company Common Stock then held by such holder) would otherwise be entitled by the midpoint between the "highest" bid and the lowest "asked" price for a share of Parent Common Stock in the over-the-counter market for the trading day immediately preceding the Closing Date, and in such case, all references herein to the cash proceeds of the sale of the Excess Shares and similar references shall be deemed to mean and refer to the payments calculated as set forth in this subparagraph (iv).

        (v) As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Common Stock with respect to any fractional share interests, the Exchange Agent shall make available such amounts to such holders of Company Common Stock subject to and in accordance with Section 2.2(b).

      (f)  Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the shareholders of the Company for six months after the Effective Time shall be delivered to Parent, upon demand, and any shareholders of the Company who have not theretofore complied with this Article II shall thereafter look only to Parent for payment of their claim for Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock.

      (g)  No Liability.  Neither Parent, Merger Sub, the Company nor the Surviving Corporation shall be liable to any holder of Company Common Stock for any amount paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

    3.1  Representations and Warranties of the Company.  The Company represents and warrants to Parent and Merger Sub that:

      (a)  Organization, Standing and Power.  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Illinois. Each of the Company's Subsidiaries is a corporation or association duly organized and validly existing under the laws of the United States or its state of incorporation or organization. Each of the Company and its Subsidiaries has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. For purposes of this Agreement: (i) "Material Adverse Change" or "Material Adverse Effect" means, when used with respect to Parent, the Company or the Surviving Corporation, as the case may be, any change or effect that is or would reasonably be expected (so far as can be foreseen at the time) to be materially adverse to the business, properties, assets, liabilities, condition (financial or otherwise) or results of the operations of Parent and its Subsidiaries taken as a whole, the Company and its Subsidiaries taken as a whole, or the Surviving Corporation, as the case may be; provided, however, that no Material Adverse Change or Material Adverse Effect shall be deemed to have occurred by reason of a change or effect resulting from general economic conditions, general industry conditions, changes in banking laws or regulations of general applicability or interpretations thereof, or a general deterioration in the financial markets; and (ii) "Subsidiary" means any corporation, partnership, joint venture or other legal entity of which Parent or the Company, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, 50% or more of the capital stock or other equity interest the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, joint venture or other legal entity.

      (b)  Capital Structure.

         (i) The authorized capital stock of the Company consists of 1,000,000 shares of Company Common Stock, 226,662 of which are outstanding, 10,842 shares of Company Common Stock are reserved for issuance under stock options granted prior to the date of this Agreement and no shares of Company Common Stock are held by the Company in its treasury.

        (ii) No bonds, debentures, notes or other indebtedness having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which shareholders of the Company may vote ("Voting Debt") are issued or outstanding. All outstanding shares of Company Common Stock are, and any Company Common Stock that may be issued pursuant to the exercise of any outstanding stock option will be, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

        (iii) Except as set forth in the letter dated the date hereof and delivered to Parent concurrent with the execution of this Agreement (the "Company Letter"), which relates to this Agreement and is designated therein as being the Company Letter, there is no option, warrant, call, right (including any preemptive right), commitment or any other agreement of any character that the Company or any Subsidiary is a party to, or may be bound by, requiring it to issue, transfer, sell, purchase or redeem any shares of capital stock, any Voting Debt, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock of the Company or any Subsidiary, or to provide funds to, or make an investment (in the form of a loan, capital contribution or otherwise) in, any of the Company's Subsidiaries or (excepting loans made in the ordinary course of a commercial banking business) any other corporation, partnership, association, firm, individual, trust or other legal entity (each, and any group of any two or more of the foregoing, a "Person").

        (iv) Except as set forth in the Company Letter, there is no voting trust or other agreement or understanding to which the Company or any Subsidiary is a party, or may be bound by, with respect to the voting of the capital stock of the Company or any Subsidiary.

        (v) Since January 1, 1997, except as set forth in the Company Letter, the Company has not (A) issued or permitted to be issued any shares of capital stock, or securities exercisable for or convertible into shares of capital stock, of the Company or any Subsidiary; (B) repurchased, redeemed or otherwise acquired, directly or indirectly through any Subsidiary, any shares of capital stock of the Company or any Subsidiary (other than the acquisition of trust account shares); or (C) declared, set aside, made or paid to shareholders of the Company dividends or other distributions on the outstanding shares of capital stock of the Company, other than regular quarterly cash dividends at a rate not in excess of the regular quarterly cash dividend most recently declared by the Company prior to September 30, 1999.

      (c)  Authority.

         (i) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the approval of this Agreement by the shareholders of the Company in accordance with the IBCA and the Company's articles of incorporation). This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable in accordance with its terms, except that the enforcement hereof may be limited by (A) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect, relating to creditors' rights generally, (B) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) and (C) judicial discretion.

      (ii) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby (subject to approval by the shareholders of the Company of this Agreement) will not, conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation, acceleration or payment of any obligation or the loss of a material benefit under, or the creation of a lien, pledge, security interest, charge or other encumbrance on assets (any such conflict, violation, default, right of termination, amendment, cancellation, acceleration or payment, loss or creation, a "Violation") pursuant to, any provision of the articles of incorporation or bylaws of the Company or any Subsidiary or, except as set forth in the Company Letter, and subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in Subsection (iii) below, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, Benefit Plan (as defined in Section 3.1(o)) or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any Subsidiary or their respective properties or assets.

      (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any federal or state court, administrative agency or commission or other governmental authority or instrumentality (a "Governmental Entity") is required by or with respect to the Company or any Subsidiary in connection with the execution and delivery of this Agreement, or the consummation by the Company of the transactions contemplated hereby, the failure to obtain which would have a Material Adverse Effect on the Company, except for (A) the filing by Parent of an application with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended ("BHC Act"), and approval of same, (B) the filing by the Company of the Articles of Merger with the Secretary of State of the State of Indiana and the Secretary of State of the State of Illinois, and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (C) the filing of an application by Parent with the Indiana Department of Financial institutions ("IDFI"), and approval thereof, (D) notices to or filings with the Small Business Administration ("SBA"), or the Internal Revenue Service (the "IRS") or the Pension Benefit Guaranty Corporation (the "PBGC") with respect to any Benefit Plans, (E) such filings and approvals as may be required under the "blue sky" laws of various states and (F) the filing by Parent of a Registration Statement on Form S-4 ("S-4") with the Securities and Exchange Commission ("SEC"), and the declaration by the SEC of its effectiveness.

      (d)  Financial Statements.  The Company has made available to Parent true and complete copies of the audited consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows (including the related notes thereto) of the Company for the years ended December 31, 1998 and 1997, audited by the Oak Brook, Illinois office of Crowe Chizek, independent certified public accountants (the "Company Audited Financial Statements"). The Company also has made available to Parent true and complete copies of the monthly and quarterly unaudited consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows of the Company for the monthly and quarterly periods ended during the period of January 1, 1999 through September 30, 1999 (the "Company Unaudited Financial Statements"). (The Company Audited Financial Statements, the Company Unaudited Financial Statements and those audited and unaudited financial statements that the Company hereafter shall make available to Parent pursuant to Section 5.5 are collectively referred to as the "Company Financial Statements"). Except as set forth in the Company Letter, the Company Financial Statements are or, as the context requires shall be, in compliance as to form in all material respects with applicable accounting requirements, have been (or shall be) prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except as otherwise noted therein) and fairly (or shall fairly) present (subject, in the case of unaudited financial statements, to normal year-end audit adjustments and any other adjustments described therein which individually or in the aggregate will not be material in amount or effect) the financial position of the Company as of their respective dates and the results of its operations and cash flows for the periods presented therein.

      (e)  Absence of Certain Changes or Events.  Except as set forth in the Company Letter, since December 31,1998, neither the Company nor any Subsidiary has incurred any material liability or obligation (indirect, direct or contingent), except in the ordinary course of its business consistent with past practices, taken any of the prohibited actions set forth in Section 4.1, or suffered any change, or any event involving a prospective change, in its business, financial condition or results of operations that has had, or is reasonably likely to have, a Material Adverse Effect on the Company.

      (f)  Absence of Undisclosed Liabilities.  Except as set forth in the Company Letter or reflected or reserved against in the Company Audited Financial Statements for the 1998 year, neither the Company nor any Subsidiary has any obligations or liabilities (contingent or otherwise) that might reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company has set forth in the Company Letter, as of the date hereof, all interest rate and currency exchange agreements, and all trading positions regarding any form or type of derivative financial product the value of which is linked to, or derived from, the value of an underlying asset, rate or index.

      (g)  Allowance for Credit Losses.  Except as set forth in the Company Letter, the allowance for credit losses (the "Allowance") shown on the consolidated balance sheets of the Company as of June 30, 1999 included in the Company Financial Statements was, and the Allowance shown on each of the statements of condition of the Company as of a date subsequent to the execution of this Agreement will be, in each case as of the dates thereof, determined in accordance with safe and sound banking practices and the guidelines and policies of the Federal Reserve, and are (and will be) adequate, in the reasonable judgment of management, to provide for losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the Company and its Subsidiaries and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by the Company and its Subsidiaries.

      (h)  Environmental Matters.  Except as set forth in the Company Letter, to the knowledge of the Company, neither the Company nor any properties presently or previously owned or operated by the Company or any of its Subsidiaries has been or is in violation of or liable under any Environmental Law (as hereinafter defined). There are no actions, suits or proceedings, or demands, claims, notices or, to the knowledge of the Company, investigations (including notices, demand letters or requests for information from any environmental agency), instituted or pending, or to the knowledge of the Company, threatened, relating to the liability of any properties owned or operated by the Company or any of its Subsidiaries under any Environmental Law. "Environmental Law" means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement between the Company and any Governmental Entity relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, ground water, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, whether by type or by quantity, including any material containing any such substance as a component; and includes, without limitation, the Resource Conservation and Recovery Act, the Clean Air Act, the Federal Water Pollution Control Act, the Toxic Substances Control Act and the Comprehensive Environmental Response, Compensation and Liability Act.

      (i)  Information Supplied.  None of the information supplied or to be supplied by the Company for inclusion in (i) the S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger will, at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the proxy statement of the Company contained within the S-4 (the "Proxy Statement") will, at the date of mailing to shareholders of the Company and at the time of the meeting of shareholders of the Company to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement (except for such portions thereof that relate only to Parent and Merger Sub) will comply as to form in all material respects with the provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, to the extent applicable. The information set forth in the Company Letter by the Company for purposes of this Agreement is true and accurate in all material respects.

      (j)  No Default.  Except as set forth in the Company Letter, no Violation exists on the part of the Company or any Subsidiary with respect to any term, condition or provision of (i) its articles of incorporation or bylaws, (ii) any note, mortgage, indenture, other evidence of indebtedness, guaranty, license, agreement or other contract, instrument or contractual obligation to which the Company or any Subsidiary is now a party or by which it or any of its properties or assets may be bound, or (iii) any order, writ, injunction or decree applicable to the Company or any Subsidiary, except for possible Violations that, individually or in the aggregate, do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on the Company.

      (k)  Compliance with Licenses, Permits and Applicable Laws.  The Company and its Subsidiaries have received such certificates, permits, licenses, franchises, consents, approvals, orders, authorizations and clearances from appropriate governmental entities (the "Company Permits") as are necessary to own or lease and operate its properties and to conduct its business as currently owned or leased and conducted, and all such Company Permits are valid and in full force and effect. The Company and its Subsidiaries are in compliance in all material respects with its obligations under the Company Permits, with only such exceptions as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, and no event has occurred that allows, or after notice of lapse of time, or both, would allow, revocation or termination of any material Company Permit. Except as set forth in the Company Letter, the businesses of the Company and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, except for possible violations that individually or in the aggregate do not, and in the future will not, have a Material Adverse Effect on the Company. Except for routine examinations by Governmental Entities charged with the supervision or regulation of banks or bank holding companies or the insurance of bank deposits ("Bank Regulators"), as of the date of this Agreement, to the knowledge of the Company, no investigation by any Governmental Entity with respect to the Company or any Subsidiary is pending or threatened.

      (l)  Actions and Proceedings.  Except as set forth in the Company Letter, there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against or affecting the Company or any Subsidiary, any of its or their current or to its knowledge former directors, employees, consultants, agents or shareholders, as such, any of its or their properties, assets or business or any Company Benefit Plan (as defined in Section 3.1(o)). Except as set forth in the Company Letter, there are no actions, suits or claims or legal, administrative or arbitration proceedings or, to the knowledge of the Company, investigations pending or threatened, against or affecting the Company or any Subsidiary, any of its or their current or former directors, officers, employees, consultants, agents or shareholders, as such, any of its or their properties, assets or business or any Company Benefit Plan that if brought (if not now pending) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. There are no actions, suits or claims or legal, administrative or arbitration proceedings or, to the knowledge of the Company, investigations or labor disputes pending or threatened, against or affecting the Company or any Subsidiary, any of its or their current or former directors, officers, employees, consultants, agents or shareholders, as such, any of its or their properties, assets or business or any Company Benefit Plan relating to the transactions contemplated by this Agreement.

      (m)  Taxes.  The Company and each of its Subsidiaries have filed all tax returns required to be filed by any of them and have paid (or the Company has paid on their behalf), or have set up an adequate liability for the payment of, all Taxes required to be paid as shown on such returns, and the most recent Company Financial Statements reflect an adequate liability for all Taxes payable by the Company and its Subsidiaries accrued through the date of such financial statements. No material deficiencies for any Taxes have been proposed, asserted or assessed against the Company or any of its Subsidiaries that are not adequately accrued. Except with respect to claims for refund, the federal income tax returns of the Company and each of its Subsidiaries have been examined by and settled with the IRS, or the statute of limitations with respect to such years has expired (and no waiver extending the statute of limitations has been requested or granted), for all years through 1994. For the purpose of this Agreement, the term "Taxes" (including, with correlative meaning, the term "tax") shall include, except where the context otherwise requires, all federal, state, local and foreign income, profits, franchise, gross receipts, payroll, sales, employment, unemployment (including unemployment insurance premiums or contributions), use, property, withholding, excise, occupancy, and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts.

      (n)  Certain Agreements.  Except as set forth in the Company Letter, and except for this Agreement, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any oral or written (i) employment or other agreement, contract, commitment, program, policy or arrangement requiring the Company or any Subsidiary to pay compensation (including any salary, bonus, deferred compensation, incentive compensation, severance, vacation or sick pay, or any other fringe benefit payment) or any other type of remuneration to any Person, (ii) agreement or plan, including any stock option plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, (iii) contract or agreement not terminable without penalty on 30 days' or less notice or involving the payment of more than $5,000 in any 12 month period; (iv) contract or agreement that materially limits the ability of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any geographic area or during any period of time, (v) contract or agreement with any legal, accounting, investment banking, business or other advisor or consultant obligating the Company and/or any Subsidiary to pay, individually or in the aggregate, more than $5,000; or (vi) any other contract or agreement the disclosure and inclusion as an exhibit of which would be required by Item 601 of Regulation S-K of the SEC if the Company were a corporation making filings with the SEC under the periodic reporting requirements of Section 13 of the Exchange Act and the rules and regulations of the SEC thereunder.

      (o)  Benefit Plans.

       (i) The Company has disclosed in the Company Letter each employee benefit plan (including, without limitation, any "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, ("ERISA")) (all the foregoing being herein called "Benefit Plans"), maintained or contributed to by the Company or any Subsidiary (the "Company Benefit Plans"). The Company will make available to Parent a true and correct copy of (a) the most recent annual report (Form 5500) filed with the IRS, (B) each such Company Benefit Plan, (C) each trust agreement relating to such Company Benefit Plan, (D) the most recent summary plan description for each Company Benefit Plan for which a summary plan description is required, (E) the most recent actuarial report or valuation relating to a Company Benefit Plan subject to Title IV of ERISA and (F) the most recent determination letter issued by the IRS with respect to any Company Benefit Plan qualified under Section 401(a) of the Code.

      (ii) With respect to the Company Benefit Plans, individually and in the aggregate, except as set forth in the Company Letter, no event has occurred and, to the knowledge of the Company, there exists no condition or set of circumstances, in connection with which the Company or any of its Subsidiaries could be subject to any liability (except liability for benefits, claims and funding obligations payable in the ordinary course) under ERISA, the Code or any other applicable law.

      (p)  Subsidiaries.  Capstone Bank, National Association, Watseka, Illinois ("Capstone"), is the sole Subsidiary of the Company that actively conducts business operations. Capstone Bank is a national banking association duly organized, validly existing and in good standing under the laws of the United States. The deposits of Capstone Bank are insured to the maximum extent permitted by law under the Bank Insurance Fund of the FDIC. The Company has one other Subsidiary, WFNB Service Corp. ("WFNB"), which has not conducted any business operations since 1994.

      (q)  Agreements With Bank Regulators.  Neither the Company nor any Subsidiary is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or subject to any order or directive by, nor is it a recipient of any extraordinary supervisory letter from, any Bank Regulator which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit policies or its management, nor has the Company been advised by any Bank Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, directive, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission.

      (r)  Vote Required.  The affirmative vote of the holders of two-thirds of the outstanding shares of Company Common Stock entitled to vote thereon is the only vote of the holders of any class or series of Company capital stock necessary to approve this Agreement and the transactions contemplated hereby.

      (s)  Properties.

       (i) Except as set forth in the Company Letter, the Company or one of its Subsidiaries (A) has good, valid and marketable title to all the properties and assets reflected in the latest audited financial statements included in the Company Financial Statements as being owned by the Company or one of its Subsidiaries, or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all mortgages, pledges, security interests, claims, liens, charges, options or other encumbrances of any nature whatsoever (including, without limitation, in the case of real property, easements and rights-of-way) (collectively, "Liens"), except (x) statutory Liens securing payments not yet due, (y) Liens on assets of any Subsidiary incurred in the ordinary course of a commercial banking business and (z) such Liens and imperfections or irregularities of title that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, and (B) is the lessee of all leasehold estates reflected in the latest audited financial statements included in the Company Financial Statements or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Company's knowledge, the lessor.

      (ii) The Company has set forth in the Company Letter the street address of all real property currently owned by the Company or any Subsidiary, including properties held by the Company or any Subsidiary as a result of foreclosure or repossession or carried on the Company's or any Subsidiary's books as "other real estate owned" (the "Current Real Properties"). Except as set forth in the Company Letter, the Current Real Properties are generally in good condition and have been well maintained in accordance with reasonable and prudent business practices applicable to like facilities. Except as set forth in the Company Letter, there are no proceedings, claims, disputes or conditions affecting any of the Current Real Properties or leasehold interests of the Company or any Subsidiary that, insofar as reasonably can be foreseen, may curtail or interfere with the use of such property.

      (t)  Corporate Documents, Books and Records.  The Company has made available to Parent true and complete copies of the articles of incorporation and bylaws of the Company and its Subsidiaries. The minute books of the Company and each of its Subsidiaries contain complete and accurate records in all material respects of all meetings and other corporate actions of their respective shareholders and Board of Directors (including committees of the Board of Directors). The stock transfer records of the Company and each of its Subsidiaries are, to the knowledge of the Company, complete and accurate in all material respects.

      (u)  Insurance.  The Company and its Subsidiaries maintain (or the Company maintains on their behalf) with financially sound and reputable insurance companies insurance policies and bonds in force in such amounts and against such liabilities and risks as companies engaged in a similar business, in accordance with good business practice, customarily would be insured. Except as set forth in the Company Letter, to the Company's knowledge, neither the Company nor any Subsidiary is liable for any material, retroactive premium adjustments. All such insurance policies and bonds are valid, enforceable and in full force and effect and, except as set forth in the Company Letter, neither the Company nor any Subsidiary has received any notice of premium increases or cancellation and, to the Company's knowledge, no grounds for any cancellation notice exists. Except as set forth in the Company Letter, since December 31, 1998, neither the Company nor any Subsidiary has failed to make a timely claim with respect to any matter giving rise to a claim or potential claim under any such insurance policies and bonds where such failure to make a timely claim would have a Material Adverse Effect on the Company.

      (v)  Potential Competing Interests.  Except as set forth in the Company Letter, (i) no director, officer or key employee of the Company or any Subsidiary or, to the Company's knowledge, any beneficial owner of 10% or more of any class of capital stock of the Company (a "Ten Percent Owner"), or any "affiliate" or "associate" (as each such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934) of any of the foregoing directly or indirectly beneficially owns a 5% or more interest in any institution (other than the Company and its Subsidiaries) that is engaged in the business of making loans and/or taking deposits, (ii) no director, officer or key employee of the Company or any Subsidiary or, to the Company's knowledge, any Ten Percent Owner, or any affiliate or associate of any of the foregoing has any interest, direct or indirect, in any contract or agreement with, commitment or obligation of or to, or claim against, the Company or any Subsidiary (excluding contracts, agreements or obligations with respect to monies borrowed from, or claims for deposits maintained with, any Subsidiary in the ordinary course of a commercial banking business consistent with safe and sound banking practices), and (iii) neither the Company nor any Subsidiary uses any real or personal property in which any director, officer or key employee of the Company or any Subsidiary or, to the Company's knowledge, Ten Percent Owner, or any affiliate or associate of any of the foregoing directly or indirectly beneficially owns a 5% or more interest in any such real or personal property.

      (w)  Pooling of Interests.  To the Company's knowledge, neither the Company nor any Subsidiary has taken or failed to take any action that would prevent the accounting for the Merger as a pooling of interests in accordance with Accounting Principles Board Opinion No. 16, the interpretive releases issued pursuant thereto, and the pronouncements of the SEC.

      (x)  Software.

       (i) The consummation of the transactions contemplated by this Agreement will not result in the loss by the Company or any Subsidiary of any rights to use computer and telecommunication software, including source and object code and documentation and any other media (including manuals, journals and reference books), necessary to carry on its business substantially as currently conducted and the loss of which would have a Material Adverse Effect on the Company.

      (ii) The computer software operated by the Company or any Subsidiary that is material to the conduct of its business is capable of providing or is being adapted to provide uninterrupted millennium functionality to record, store, process and present calendar dates falling on or after January 1, 2000 in substantially the same manner and with the same functionality as such software records, stores, processes and presents such calendar dates falling on or before December 31, 1999. Neither the Company nor any Subsidiary has received, and does not expect to receive, a year 2000 deficiency notification letter or any similar type communication from any Bank Regulator regarding the ability of the Company or any Subsidiary to comply with this representation. The costs of the adaptations referred to in this subsection (ii) will not have a Material Adverse Effect on the Company.

      (y)  Brokers.  Except as set forth in the Company Letter, no broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any Subsidiary.

      (z)  Interest Rate Risk Management Instruments.  Neither the Company nor any Subsidiary is a party or counterparty to any interest rate swaps, caps, floors or option agreements or other interest rate risk management arrangements, whether entered into for its account or for the account of a customer.

    3.2  Representations and Warranties of Parent and Merger Sub.  Each of Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

      (a)  Organization, Standing and Power.  Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Indiana. Each of Parent's Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation or organization. Each of Parent and its Subsidiaries has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

      (b)  Capital Structure.

       (i) The authorized capital stock of Parent consists of 10,000,000 Common Shares, without par value ("Parent Common Stock"), and 400,000 Preferred Shares, without par value ("Parent Preferred Stock"), of which 4,774,628 shares of Parent Common Stock are outstanding and no shares of Parent Common Stock are reserved for issuance or held by Parent in its treasury. There are no shares of Parent Preferred Stock outstanding, reserved for issuance or held by Parent in its treasury.

      (ii) No Voting Debt of Parent is issued or outstanding. All outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

      (iii) Except as set forth in the Parent SEC Documents (as defined in Section 3.2(d)) or the letter dated the date hereof and delivered to the Company concurrent with the execution of this Agreement (the "Parent Letter"), which relates to this Agreement and is designated therein as the Parent Letter, there is no option, warrant, call, right (including any preemptive right), commitment or any other agreement of any character that Parent or any Subsidiary is a party to, or may be bound by, requiring it to issue, transfer, sell, purchase or redeem any shares of capital stock, any Voting Debt, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock of Parent or any Subsidiary, or to provide funds to, or make an investment (in the form of a loan, capital contribution or otherwise) in, any of Parent's Subsidiaries or (excepting loans made in the ordinary course of a commercial banking business) any other Person.

      (iv) Except as set forth in the Parent SEC Documents or the Parent Letter, and except for this Agreement, there is no voting trust or other agreement or understanding to which Parent or any Subsidiary is a party, or may be bound by, with respect to the voting of the capital stock of Parent or any Subsidiary.

      (v) Since January 1, 1997, except as set forth in the Parent SEC Documents or the Parent Letter, Parent has not (A) issued or permitted to be issued any shares of capital stock, or securities exercisable for or convertible into shares of capital stock, of Parent or any Subsidiary; (B) repurchased, redeemed or otherwise acquired, directly or indirectly through any Subsidiary, any shares of capital stock of Parent or any Subsidiary (other than the acquisition of trust account shares); or (C) declared, set aside, made or paid to shareholders of Parent dividends or other distributions on the outstanding shares of capital stock of Parent, other than regular quarterly cash dividends.

      (c)  Authority.

       (i) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent and Merger Sub, and by Parent as the shareholder of Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub, and assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Merger Sub, enforceable in accordance with its terms, except that the enforcement hereof may be limited by (A) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect, relating to creditors' rights generally, (B) general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law) and (C) judicial discretion.

      (ii) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, create any Violation under any provisions of the articles of incorporation or bylaws of Parent or any Subsidiary or, except as set forth in the Parent Letter and subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in Subsection (iii) below, result in any Violation of any loan or credit agreement, note, mortgage, indenture, lease, Benefit Plan (as defined in Section 3.1(o)) or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or any Subsidiary or their respective properties or assets.

      (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or any Subsidiary in connection with the execution and delivery of this Agreement, or the consummation by Parent and Merger Sub of the transactions contemplated hereby, the failure to obtain which would have a Material Adverse Effect on Parent, except for (A) the filing by Parent of an application with the Federal Reserve under the BHC Act, and approval of same, (B) the filing by the Company of the Articles of Merger with the Secretary of State of the State of Indiana and the Secretary of State of the State of Illinois, and appropriate documents with the relevant authorities of other states in which the Company or any Subsidiary is qualified to do business, (C) the filing of applications by Parent and/or Merger Sub with the IDFI, and the approval thereof, (D) notices to or filings with the SBA, or the IRS or the PBGC with respect to any Benefit Plans, (E) such filings and approvals as may be required under the "blue sky" laws of various states and (F) the filing by Parent of the S-4 with the SEC, and the declaration by the SEC of its effectiveness.

      (d)  SEC Documents: Financial Statements.  Parent has made available to the Company each document filed by it since December 31, 1998 with the SEC under the Securities Act or the Exchange Act, including without limitation, (i) Parent's Annual Report on Form 10-K for the year ended December 31, 1998, (ii) Parent's Quarterly Report on Form 10-Q for the period ended June 30, 1999, and (iii) Parent's definitive proxy statement for its 1999 Annual Meeting of Shareholders held May 18, 1999, each in the form (including exhibits and any amendments) filed with the SEC (collectively, the "Parent SEC Documents"). As of their respective dates, each of the Parent SEC Documents did not, and each of the Parent SEC Documents filed with the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, provided, that Parent makes no representation with respect to information supplied by the Company for use in Parent SEC Documents after the date hereof. Each of the consolidated balance sheets included in or incorporated by reference into the Parent SEC Documents (including their related notes and schedules) fairly presents the consolidated financial condition of Parent and its consolidated Subsidiaries as of its date and each of the consolidated statements of income, shareholders' equity and cash flows included or incorporated by reference into the Parent SEC Documents (including any related notes and schedules) fairly presents the results of operations, shareholders' equity and cash flows, as the case may be, of Parent and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements to normal year-end adjustments and any other adjustments described therein which individually or in the aggregate will not be material in amount or effect), in each case in accordance with generally accepted accounting principals consistently applied during the periods involved, except as may be noted therein.

      (e)  Absence of Certain Changes or Events.  Except as set forth in the Parent Letter, since December 31, 1998, neither Parent nor any Subsidiary has incurred any material liability or obligation (indirect, direct or contingent), except in the ordinary course of its business consistent with past practices, or suffered any change, or any event involving a prospective change, in its business, financial condition or results of operations that has had, or is reasonably likely to have, a Material Adverse Effect on Parent.

      (f)  Absence of Undisclosed Liabilities.  Except as set forth in the Parent Letter or disclosed in the Parent SEC Documents, neither Parent nor any Subsidiary has any obligations or liabilities (contingent or otherwise) that might reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent has set forth in the Parent Letter, as of the date hereof, all interest rate and currency exchange agreements, and all trading positions regarding any form or type of derivative financial product the value of which is linked to, or derived from, the value of an underlying asset, rate or index.

      (g)  Information Supplied.  None of the information supplied or to be supplied by Parent for inclusion in (i) the S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Common Stock in the Merger will, at the time the S-4 is filed with the SEC and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Proxy Statement will, at the date of mailing to shareholders of the Company and at the time of the meeting of shareholders of the Company to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement (except for such portions thereof that relate only to the Company) will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The information set forth in the Parent Letter by Parent for purposes of this Agreement is true and accurate in all material respects.

      (h)  Pooling of Interests.  To Parent's knowledge, neither Parent nor any Subsidiary has taken or failed to take any action that would prevent the accounting for the Merger as a pooling of interests in accordance with Accounting Principles Board Opinion No. 16, the interpretive releases issued pursuant thereto, and the pronouncements of the SEC.

      (i)  Brokers.  Except as set forth in the Company Letter, no broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any Subsidiary.

ARTICLE IV
CONDUCT OF THE COMPANY PRIOR TO CLOSING

    4.1  Conduct of Business.

    (a) Except as set forth in the Company Letter, the Company agrees that during the period from the date of this Agreement to the Effective Time (unless Parent shall otherwise agree in writing and except as otherwise contemplated by this Agreement), the Company will, and will cause each of its Subsidiaries to, conduct their respective business operations in the ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, seek to preserve intact its respective current business organization, keep available the service of its respective current directors, officers and employees and preserve its respective relationships with customers, suppliers and others having business dealings with it to the end that goodwill and ongoing business shall not be impaired in any material aspect at the Effective Time. Without limiting the generality of the foregoing, and except as otherwise permitted in this Agreement prior to the Effective Time or except as set forth in the Company Letter, the Company will not, and it will cause each Subsidiary not to, without the prior written consent of Parent:

       (i) issue, sell, grant, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (A) any additional shares of capital stock of any class (including shares of Company Common Stock), or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest), other than the issuance of Company Common Stock upon the exercise of stock options referred to in Section 3.1(b)(i), or (B) any other securities in respect of, in lieu of, or in substitution for, shares of Company Common Stock outstanding on the date hereof;

      (ii) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding shares of Company Common Stock (except for the acquisition of trust account shares);

      (iii) split, combine, subdivide or reclassify any shares of Company Common Stock or declare, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution, whether in cash, stock, property or otherwise, in respect of any shares of Company Common Stock or otherwise make any payments to shareholders in their capacity as such, except (A) the Company may continue the declaration and payment of regular quarterly cash dividends not in excess of $0.30 per share of Company Common Stock plus an amount equal to (x) 42.6% of the Company's taxable income for the calendar year 1999 and for the period beginning January 1, 2000 and ending on the Effective Time, less (y) any dividends or distributions (other than the regular quarterly cash dividend not in excess of $0.30 per share) declared or paid after January 31, 1999 and prior to the Effective Time, in each case with the usual record and payment dates for such dividends in accordance with past dividend practice, and (B) for dividends by a wholly owned Subsidiary;

      (iv) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Merger);

      (v) adopt any amendments to its articles of incorporation or bylaws;

      (vi) make any acquisition or disposition of assets or securities, except in the ordinary course of business consistent with past practices;

     (vii) incur any indebtedness for borrowed money or guarantee any such indebtedness or make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of a commercial banking business consistent with past practices, it being understood and agreed that the incurrence of indebtedness in the ordinary course of a commercial banking business shall include the creation of deposit liabilities, purchases of federal funds, sales of certificates of deposit and entering into repurchase agreements;

     (viii) offer any new deposit or loan product or service or change its lending, investment, liability management, loan loss provision, loan loss charge-off or other material banking policies;

      (ix) grant any increases in the compensation of any of its directors, officers or employees, except as may be required by any contract or agreement disclosed in the Company Letter pursuant to Section 3.1(n) or in the ordinary course of business and in accordance with past practice, or as may be approved on a case by case basis by Parent;

      (x) pay or agree to pay any pension, retirement allowance, severance or other employee benefit not required or contemplated by any of the existing Company Benefit Plans or any agreements or arrangements as in effect on the date hereof to any such director, officer or employee, whether past or present;

      (xi) enter into any new or amend any existing employment or severance or termination agreement with any director, officer or employee;

     (xii) except in the ordinary course of business consistent with past practice or as may be required to comply with applicable law, become obligated under any new Benefit Plan or amend any Company Benefit Plan in existence on the date hereof if such amendment would have the effect of materially enhancing any benefits thereunder;

     (xiii) make any capital expenditures or commitments for any capital expenditures, other than capital expenditures or commitments for any capital expenditures set forth in the Company Letter;

     (xiv) make any material changes in its customary methods of marketing;

     (xv) take, or agree to commit to take, any action that would make any representation or warranty of the Company contained herein inaccurate in any material respect at, or as of any time prior to, the Effective Time; or

     (xvi) change its method of accounting in effect at December 31, 1998, except as required by changes in generally accepted accounting principles as concurred in by each party's independent auditors, or change its fiscal year;

    (xvii) take any action that would, or reasonably might be expected to, adversely affect the ability of the Company or Parent to obtain any of the Requisite Regulatory Approvals (as defined in Section 6.1(b)) without imposition of a condition or restriction of the type referred to in Section 6.1(e);

    (xviii) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

    4.2  Acquisition Proposals.

    (a) The Company shall not, and the Company shall direct and use its best efforts to cause its officers, directors, employees, agents and representatives (including without limitation any attorney, accountant, investment banker or other advisor retained by it) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its shareholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, the Company (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or engage in any negotiations or discussions with, or furnish any information or data to, any third party relating to an Acquisition Proposal. The Company and its officers, directors, employees, agents and representatives shall immediately cease any existing discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal.

    (b) Notwithstanding anything to the contrary contained in this Section 4.2, the Company and the Board of Directors of the Company (A) may furnish information to, and participate in discussions or negotiations with any third party that after the date hereof submits an unsolicited bona fide written Acquisition Proposal to the Company if the Company's Board of Directors determines in good faith, based upon the written advice of outside legal counsel, that the failure to furnish such information or participate in such discussions or negotiations may reasonably constitute a breach of the Board's fiduciary duties under applicable law, and (B) shall be permitted to (y) take and disclose to the Company's shareholders a position with respect to the Merger or an Acquisition Proposal, or amend or withdraw such position, or (z) make disclosure to the Company's shareholders, in each case either with respect to or as a result of an Acquisition Proposal, if the Company's Board of Directors determines in good faith, based upon the written advice of outside legal counsel, that the failure to take such action may reasonably constitute a breach of the Board's fiduciary duties under applicable law; provided, that the Company shall not enter into any acquisition agreement with respect to any Acquisition Proposal except concurrently with the termination of this Agreement in accordance with the provisions of Section 7.1(d) and shall not enter into any other agreements with respect to an Acquisition Proposal except concurrently with such termination unless, and only to the extent that, such other agreements would facilitate the process of providing information to, or conducting discussions or negotiations with, the parties submitting such an Acquisition Proposal, such as confidentiality and standstill agreements.

ARTICLE V
ADDITIONAL AGREEMENTS

    5.1  Access to Information.  Upon reasonable notice, the Company and Parent shall each (and the Company and Parent shall cause their respective Subsidiaries to) afford to the officers, directors, employees, accountants, counsel and other authorized representatives of the other ("Representatives") reasonable access, during normal business hours throughout the period prior to the Effective Time, to its books and records, properties, officers, directors, employees, counsel, accountants and other representatives, and, during such period, shall (and Parent shall cause its Subsidiaries to) make available to such Representatives (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that such party is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel and all financial operating and other data as may reasonably be requested. The parties will hold any such information that is non-public in confidence and, without limitation on its obligations under the preceding clause, the parties will hold any such information in confidence until such time that such information is or becomes generally available to the public other than as a result of a disclosure by such party or any of its Representatives; provided, however, that this sentence shall not prohibit disclosure of such information to the extent required or reasonably contemplated by any subpoena, civil investigative demand or other similar process. No investigation by either Parent or Merger Sub, on the one hand, or the Company on the other hand, shall affect the representations and warranties of the other, except to the extent such representations and warranties are by their terms qualified by information set forth in the Parent Letter (in the case of Parent and Merger Sub) or the Company Letter (in the case of the Company) to the other party.

    5.2  Preparation of S-4 and the Proxy Statement.  Parent shall prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. Parent shall use all reasonable efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is now not so qualified) required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Stock in the Merger and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

    5.3  Shareholder Meeting.  The Company shall duly call, give notice of, convene and hold a meeting of its shareholders to be held for the purpose of voting upon the approval of this Agreement and the transactions contemplated hereby. Unless the Company has determined to recommend an Acquisition Proposal in accordance with Section 4.2(b), the Company will, through its Board of Directors, unanimously recommend to its shareholders approval of this Agreement and the transactions contemplated hereby. The Company shall cooperate with Parent with respect to the timing of such meeting and shall use its best efforts to hold such meeting as soon as reasonably practicable after the date on which the S-4 becomes effective.

    5.4  Reasonable Efforts.  Each of the Company and Parent shall, and Parent shall cause its Subsidiaries to, use all reasonable efforts to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or (in the case of Parent) its Subsidiaries with respect to the Merger and to consummate and make effective the transactions contemplated by this Agreement, subject to the appropriate vote of shareholders of the Company described in Section 3.2(r), including using all reasonable efforts (i) to obtain (and to cooperate with the other party to obtain) any necessary or appropriate consent, authorization, order or approval of, or any exemption by, any Governmental Entity and/or any other public or private third party in connection with the Merger and the transactions contemplated by this Agreement, (ii) to effect all necessary registrations, filings and submissions and (iii) to lift any injunction or other legal bar to the Merger (and, in such case, to proceed with the Merger as expeditiously as possible), subject, however, to the requisite vote of the shareholders of the Company.

    5.5  Post-September 30, 1999 Company Financial Statements.  The Company shall make available to Parent true and complete copies of the following:

      (a)  Unaudited Financial Statements.  Any monthly and quarterly unaudited consolidated balance sheet and the related consolidated statements of income, shareholders' equity and cash flows of the Company for any monthly or quarterly period ended subsequent to September 30, 1999 and prior to the Effective Time; and

      (b)  Audited Financial Statements.  Any audited consolidated balance sheet and the related consolidated statements of income, shareholders' equity and cash flows of the Company for any year ended after December 31, 1998 and prior to the Effective Time.

    5.6  Affiliates.

      (a)  Of the Company.  At least 30 days prior to the Closing Date, the Company shall deliver to Parent a list of names and addresses of those persons who were, in the Company's reasonable judgment, at the record date for its meeting of shareholders to approve the Merger, "affiliates" (each such person, an "Affiliate") of the Company within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act. The Company shall provide Parent such information and documents as Parent shall reasonably request for purposes of reviewing such list. The Company shall use all reasonable efforts to deliver or cause to be delivered to Parent and the Company, prior to the Closing Date, from each of the Affiliates of the Company identified in the foregoing list, an Affiliate Letter in the form attached hereto as Exhibit 5.6(a). Parent shall be entitled to place legends as specified in such Affiliate Letters on the certificates evidencing any Parent Common Stock to be received by such Affiliates pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for Parent Common Stock, consistent with the terms of such Affiliate Letters.

      (b)  Of Parent.  At least 30 days prior to the Closing Date, Parent shall deliver to the Company a list of names and addresses of those persons who were, in Parent's reasonable judgment, at the record date for the meeting of shareholders of the Company to approve the Merger, Affiliates of Parent. Parent shall provide the Company such information and documents as the Company shall reasonably request for purposes of reviewing such list. Parent shall use all reasonable efforts to deliver or cause to be delivered to Parent, prior to the Closing Date, from each of the Affiliates of Parent identified in the foregoing list, an Affiliate Letter in the form attached hereto as Exhibit 5.6(b).

    5.7  Expenses.  Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense, except as expressly provided herein and except that expenses incurred in connection with printing and mailing the Proxy Statement shall be shared equally by Parent and the Company.

    5.8  Additional Agreements.  In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, the proper officers and directors of the Company and Merger Sub shall take all such necessary action.

    5.9  Indemnification; Directors' and Officers' Insurance

      (a)  Indemnification.  Subject to the last sentence of this Section 5.9(a), for a period of three years after the Effective Time, Parent shall indemnify, defend and hold harmless each person who is now or who becomes prior to the Effective Time, an officer, director or employee of the Company (each, an "Indemnified Party" and, collectively, the "Indemnified Parties") against (i) all losses, claims, damages, costs, expenses, liabilities or judgments or amounts that are paid in settlement with the approval of Parent (which approval shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of the Company, whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities") and (ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the transactions contemplated hereby, in each case to the full extent the Company would have been permitted under Illinois law and its articles of incorporation and bylaws to indemnify such person (and Parent shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law upon receipt of any undertaking required by the IBCL). Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against Indemnified Parties (whether arising before or after the Effective Time), (i) any counsel retained by the Indemnified Parties for any period after the Effective Time shall be reasonably satisfactory to Parent; (ii) after the Effective Time, Parent shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; and (iii) after the Effective Time, Parent will use all reasonable efforts to assist in the vigorous defense of any such matter, provided that Parent shall not be liable for any settlement of any claim effected without its written consent, which consent, however, shall not be unreasonably withheld. Any Indemnified Party wishing to claim indemnification under this Section 5.9, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent (but the failure so to notify Parent shall not relieve it from any liability which it may have under this Section 5.9 except to the extent such failure materially prejudices Parent), and shall deliver to Parent the undertaking, if any, required by the IBCL. The Indemnified Parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. In any case in which the approval by the Surviving Corporation is required to effectuate any indemnification, Parent shall cause the Surviving Corporation to direct, at the election of any Indemnified Party (or, if more than one Indemnified Party, a majority of the Indemnified Parties), that the determination of any such approval shall be made by independent counsel mutually satisfactory to the Surviving Corporation and the Indemnified Party (or, if applicable, a majority of the Indemnified Parties). Notwithstanding anything to the contrary contained elsewhere herein, Parent's agreement to indemnify as set forth above shall be limited to cover claims only to the extent that those claims are not covered under the Company's directors' and officers' insurance policies (or any substitute policies permitted by Section 5.9(b)).

      (b)  Insurance.  For a period of three years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous) with respect to claims arising from facts or events that occurred before the Effective Time; provided, however, that Parent shall not be obligated to make annual premium payments for such insurance to the extent such premiums exceed 200% of the premiums paid as of the date hereof by the Company for such insurance.

      (c)  Benefit.  The provisions of this Section 5.9 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his heirs and his representatives.

    5.10  Pooling and Tax-Free Reorganization Treatment.  Neither Parent nor the Company shall intentionally cause to be taken any action, whether before or after the Effective Time, that would disqualify the Merger as a "pooling of interests" for accounting purposes or as a "reorganization" within the meaning of Section 368(a) of the Code.

    5.11  Employee Benefit Plans.  As soon as administratively feasible after the Effective Time, the officers and employees of the Company shall be provided with such employee benefits as Parent, directly or through its Subsidiaries, generally provides to officers and employees from time to time, including life, medical, hospitalization and disability insurance and sick pay, personal leave and retirement plan benefits, on a non-discriminatory and substantially similar basis. For purposes of providing such benefits to officers and employees of the Company and its Subsidiaries after the Effective Time, Parent shall credit such officers and employees for years of service at the Company prior to the Effective Time for purposes of (i) eligibility to participate, vesting and eligibility to receive benefits under any Parent Benefit Plan and (ii) benefit accrual under any sickness, personal leave or vacation pay plan. At and after the Effective Time, the directors and officers of the Company and its Subsidiaries shall be provided with such directors' and officers' liability insurance coverage as Parent from time to time determines to provide to its directors and officers.

    5.12  Board Seat.  Prior to the Closing Date the directors of Parent shall take such action as may be necessary to elect to the Board of Directors of Parent, effective at the Effective Time, that director of the Company designated by the Company in the Company Letter (the "Designated Director"). Parent, subject to the exercise by its Board of Directors of their fiduciary duties, will nominate the Designated Director for election at Parent's Annual Meeting of Shareholders for the year 2000 and will recommend to its shareholders the election of the Designated Director.

    5.13  Rodda Employment Agreement.  At the Closing, the Company shall execute and deliver an Employment Agreement with John R. Rodda in the form attached hereto as Exhibit 5.13.

    5.14  Montgomery Employment Agreement.  At the Closing, the Company shall execute and deliver an Employment Agreement with Luke W. Montgomery in the form attached hereto as Exhibit 5.14.

    5.15  Allowance.  The Company shall take such action as may be necessary to cause the Allowance (as defined in Section 3.1(g)) to be at least one percent (1%) of the Company's "gross" loan and lease portfolios and other extensions of credit on the Closing Date.

    5.16  Company Compensation Plans and Agreements.  The Company shall confer with the Oak Brook, Illinois office of Crowe Chizek and take such action to cause, with respect to all deferred compensation plans and executive employee salary continuation agreements of the Company or any Subsidiary, the accrual of all amounts that such office of Crowe Chizek may deem reasonably necessary or appropriate to cause all liabilities under such plans or agreements to be fully and accurately accrued under generally accepted accounting principles at December 31, 1999.

ARTICLE VI
CONDITIONS PRECEDENT

    6.1  Conditions to Each Party's Obligation to Effect the Merger.  The respective obligation of each party to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

      (a)  Shareholder Approval.  This Agreement shall have been respectively approved and adopted by the affirmative vote of the holders of the outstanding shares of Company Common Stock.

      (b)  Other Approvals.  Other than the filing of the Articles of Merger provided for by Section 1.1, all authorizations, consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods imposed by, any Governmental Entity (all of the foregoing, "Consents") that are necessary for the consummation of the Merger, other than immaterial Consents the failure to obtain which would not have a significant adverse effect on the consummation of the Merger or on Parent and its Subsidiaries, taken as a whole, after consummation of the Merger, shall have been filed, occurred or been obtained (all such permits, approvals, filings and consents and the lapse of all such waiting periods being referred to as the "Requisite Regulatory Approvals") and all such Requisite Regulatory Approvals shall be in full force and effect. Parent shall have complied with all state securities or blue sky laws necessary to issue without registration thereunder the Parent Common Stock in exchange for Company Common Stock and to consummate the Merger.

      (c)  Pooling.  Parent, Merger Sub and the Company shall have received a letter from the Indianapolis, Indiana office of Crowe Chizek, Parent's independent certified public accountants, and the Oak Brook, Illinois office of Crowe Chizek, the Company's independent certified public accountants, to the effect that the Merger qualifies for "pooling of interests" accounting treatment under Accounting Principles Board Opinion No. 16, the interpretive releases issued pursuant thereto, and the pronouncements of the SEC if consummated in accordance with this Agreement.

      (d)  No Injunctions or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger shall be in effect, nor shall any proceeding by any Governmental Entity seeking any of the foregoing be pending. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

      (e)  Burdensome Condition.  There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, by any Governmental Entity which, in connection with the grant of a Requisite Regulatory Approval, imposes any condition or restriction upon Parent or its Subsidiaries, the Company or the Surviving Corporation that would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render inadvisable the consummation of the Merger.

      (f)  S-4.  The S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order.

      (g)  Nasdaq Listing.  The shares of Parent Common Stock issuable pursuant to this Agreement shall have been approved for listing on The Nasdaq Stock Market, Inc.'s National Market, subject to official notice of issuance.

    6.2  Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of the following conditions or waiver by Parent on or prior to the Closing Date:

      (a)  Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of the Company set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement, and as of the Closing Date as though made on and as of the Closing Date, except to the extent such representation or warranty expressly relates to an earlier date (in which case as of such date), and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

      (b)  Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement, at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

      (c)  Consents Under Agreements.  The Company shall have obtained the consent or approval of each person (other than the Governmental Entities referred to in Section 6.1(b)) whose consent or approval shall be required in order to permit the succession by the Surviving Corporation pursuant to the Merger to any obligation, right or interest of the Company under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, in the reasonable opinion of Parent, individually or in the aggregate, have a Material Adverse Effect on the Surviving Corporation or upon the consummation of the transactions contemplated hereby.

      (d)  Tax Opinion.  Parent shall have received an opinion of the Indianapolis, Indiana office of Crowe Chizek, dated the Closing Date, in form and substance satisfactory to Parent, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

      (e)  Letters from the Company Affiliates.  Parent shall have received from each person named in the letter referred to in Section 5.6(a) an executed copy of an agreement in the form of Exhibit 5.6(a).

      (f)  Appraisal Rights.  Holders who properly demand appraisal or dissenter's rights pursuant to the IBCA, if any, shall not be the holders of a number of the outstanding shares of Company Common Stock that, when added to any "previously tainted" shares of Company Common Stock, prohibits the Merger from qualifying for "pooling of interests" accounting treatment as contemplated by this Agreement.

      (g)  Employment Agreements.  John R. Rodda and Luke W. Montgomery shall respectively have executed the employment agreements contemplated by Section 5.13 and Section 5.14.

    6.3  Conditions to Obligations of the Company.  The obligations of the Company to effect the Merger are subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following conditions:

      (a)  Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement that are qualified as to materiality shall be true and correct, and the representations and warranties of Parent and Merger Sub set forth in this Agreement that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except to the extent such representation or warranty expressly relates to another date (in which case as of such date), and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by the Chief Executive Officer and the Chief Financial Officer of Parent and Merger Sub to such effect.

      (b)  Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by the Chief Executive Officer and the Chief Financial Officer of Parent and Merger Sub to such effect.

      (c)  Consents Under Agreements.  Parent and Merger Sub shall have obtained the consent or approval of each person (other than the Governmental Entities referred to in Section 6.1(b)) whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument, except those for which failure to obtain such consents and approvals would not, in the reasonable opinion of the Company, individually or in the aggregate, have a Material Adverse Effect on Parent or upon the consummation of the transactions contemplated hereby.

      (d)  Tax Opinion.  The Company shall have received an opinion of the Oak Brook, Illinois office of Crowe Chizek, dated the Closing Date, in form and substance satisfactory to the Company and its counsel, to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

      (e)  Letters from Parent Affiliates.  The Company shall have received from each person named in the letter referred to in Section 5.6(b) an executed copy of an agreement substantially in the form of Exhibit 5.6(b).

ARTICLE VII
TERMINATION; AMENDMENT; WAIVER

    7.1  Termination.  This Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after the approval of this Agreement by the shareholders of the Company:

      (a) by mutual written consent of Parent and the Company;

      (b) by either Parent or the Company:

         (i) if, at a duly held shareholders meeting of the Company or any adjournment thereof at which approval of this Agreement is voted upon, the approval of the shareholders of the Company shall not have been obtained;

        (ii) if the Merger shall not have been consummated on or before May 31, 2000, unless the failure to consummate the Merger is the result of a willful and material breach of this Agreement by the party seeking to terminate this Agreement;

        (iii) if any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable;

        (iv) in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in this Agreement which (A) would give rise to the failure of a condition set forth in Section 6.2(a) or 6.2(b) or Section 6.3(a) or 6.3(b), as applicable, and (B) cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach ("Material Breach") (provided that the terminating party is not then in breach of any representation, warranty, covenant or other agreement that would give rise to a failure of a condition described in clause (A) above);

      (c) by either Parent or the Company in the event that (i) all the conditions to the obligation of such party to effect the Merger set forth in Section 6.1 shall have been satisfied and (ii) any condition to the obligation of such party to effect the Merger set forth in Section 6.2 (in the case of Parent) or Section 6.3 (in the case of the Company) is not capable of being satisfied prior to the date on which this Agreement may be terminated pursuant to Section 7.1(b)(ii);

      (d) by the Company, subject to Section 7.5(b), if the Board of Directors of the Company shall concurrently approve, and the Company shall concurrently enter into, a definitive agreement providing for the implementation of the transactions contemplated by an Acquisition Proposal; provided, however, that (i) the Company is not then in breach of Section 4.2 or in breach of any other representation, warranty, covenant or agreement that would give rise to a failure of a condition set forth in Section 6.2(a) or 6.2(b); (ii) the Board of Directors of the Company shall have complied with Section 7.5(b) in connection with such Acquisition Proposal and (iii) no termination pursuant to this Section 7.1(d) shall be effective unless the Company shall simultaneously make the payment required by Section 7.2(a);

      (e) by the Company if the Average Stock Price is less than $16.00.

    7.2  Effect of Termination.

      (a) In the event that any person shall make an Acquisition Proposal with respect to the Company and thereafter (i) this Agreement is terminated (A) pursuant to Section 7.1(b)(i), (B) pursuant to Section 7.1(b)(ii) (if at the time of termination (x) the Company is in breach of any representation, warranty, covenant or other agreement that would give rise to a failure of a condition set forth in Section 6.2(a) or 6.2(b) and (y) such breach cannot be or has not been cured within 30 days after the Company becomes aware of such breach or such shorter period that may elapse between the date the Company becomes aware of such breach and the time of termination), (C) pursuant to Section 7.1(b)(iii) (if at the time of termination (x) the Company is in breach of any representation, warranty, covenant or other agreement that would give rise to a failure of a condition set forth in Section 6.2(a) or 6.2(b) and (y) such breach cannot be or has not been cured within 30 days after the Company becomes aware of such breach or such shorter period that may elapse between the date the Company becomes aware of such breach and the time of termination), (D) by Parent pursuant to Section 7.1(b)(iv), (E) by Parent pursuant to Section 7.1(c) or (F) by the Company pursuant to Section 7.1(d), and (ii) a definitive agreement with respect to an Acquisition Proposal is executed, or an Acquisition Proposal is consummated, at or within 12 months after such termination, then Parent shall be paid a fee of $630,000 (reduced by any amount actually paid by the Company pursuant to Section 7.2(b) in connection with such termination), which amount shall be payable by wire transfer of same day funds on the date such agreement is executed, or such Acquisition Proposal is consummated, as applicable. The Company acknowledges that the agreements contained in this Section 7.2(a) are an integral part of the transactions contemplated by this Agreement, and that without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 7.2(a), and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the fees set forth in this Section 7.2(a), the Company shall also pay to Parent its costs and expenses (including reasonable attorneys' fees) in connection with such suit.

      (b) In the event of termination of this Agreement by either Parent or the Company pursuant to Section 7.1(b)(i), then the Company shall reimburse Parent for all its reasonable out-of-pocket expenses actually incurred in connection with this Agreement and the transactions contemplated hereby, up to a maximum of $200,000, which amount shall be payable by wire transfer of same day funds within three business days of written demand, accompanied by a reasonably detailed statement of such expenses and appropriate supporting documentation therefor.

      (c) In the event of termination of this Agreement by either Parent or the Company as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, other than the provisions of Section 5.1 (penultimate sentence), Section 5.7, this Section 7.2 and Article VIII and except to the extent that such termination results from the willful and material breach by a party of any its representations, warranties, covenants or other agreements set forth in this Agreement.

    7.3  Amendment.  This Agreement may be amended by the parties at any time before or after the approval of this Agreement by the shareholders of the Company; provided, however, that after such approval by the shareholders of the Company, there shall be made no amendment that pursuant to the IBCA requires further approval by the shareholders of the Company without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

    7.4  Extension; Waiver.  At any time prior to the Effective Time of the Merger, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties; (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement; or (iii) subject to the proviso of Section 7.3, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

    7.5  Procedure for Termination, Amendment, Extension or Waiver.

      (a) A termination of this Agreement pursuant to Section 7.1, an amendment of this Agreement pursuant to Section 7.3 or an extension or waiver pursuant to Section 7.4 shall, in order to be effective, require, in the case of Parent, Merger Sub or the Company, action by its Board of Directors or, in the case of an extension or waiver pursuant to Section 7.4, the duly authorized designee of its Board of Directors.

      (b) The Company shall provide to Parent written notice prior to any termination of this Agreement pursuant to Section 7.1(d) advising Parent (i) that the Board of Directors of the Company in the exercise of its good faith judgment as to its fiduciary duties to the shareholders of the Company under applicable law, after receipt of written advice of outside legal counsel, has determined (on the basis of such Acquisition Proposal and the terms of this Agreement, as then in effect) that such termination is required in connection with an Acquisition Proposal that is more favorable to the shareholders of the Company than the transactions contemplated by this Agreement (taking into account all terms of such Acquisition Proposal and this Agreement, including all conditions) and (ii) as to the material terms of any such Acquisition Proposal. At any time after five business days following receipt of such notice, the Company may terminate this Agreement as provided in Section 7.1(d) only if the Board of Directors of the Company determines that such Acquisition Proposal is more favorable to the shareholders of the Company than the transactions contemplated by this Agreement (taking into account all terms of such Acquisition Proposal and this Agreement, including all conditions, and which determination shall be made in light of any revised proposal made by Parent prior to the expiration of such five business day period) and concurrently enters into a definitive agreement providing for the implementation of the transactions contemplated by such Acquisition Proposal.

ARTICLE VIII
GENERAL PROVISIONS

    8.1  Non-Survival of Representations and Warranties.  None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time of the Merger. This Section 8.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time of the Merger.

    8.2  Notices.  All notices and other communications required to be given hereunder shall be in writing and shall be deemed given upon (i) transmitter's confirmation of receipt of a facsimile transmission, (ii) confirmed delivery by a standard overnight carrier or when delivered by hand or (iii) the expiration of five business days after the day when mailed by certified or registered mail, postage prepaid, addressed to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	If to Parent or Merger Sub, to:	Indiana United Bancorp 201 N. Broadway Greensburg, Indiana 47240 Attn: James L. Saner, Sr., President and Chief Executive Officer Telecopy No. (812) 663-4812
	With a copy (which shall not constitute notice) to:	David W. Harper 2450 Meidinger Tower Louisville, Kentucky 40202 Telecopy No. (502) 583-2418
and
(b)	If to the Company, to:
First Affiliated Bancorp, Inc.
216 S. Fourth Street
Watseka, Illinois 60970
Attn: John R. Rodda,
President and Chief Executive Officer
Telecopy No.(815) 432-2139
(marked "Confidential" and transmitted only after providing telephonic notice to John R. Rodda at (815) 432-3977 immediately prior to transmission)
	With a copy (which shall not constitute notice) to:	Lynn M. Gardin Fredrikson & Byron, P.A. 1100 International Centre 900 Second Avenue South Minneapolis, Minnesota 55402-3397 Telecopy No. (612) 347-7077

    8.3  Interpretation.  Unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and other entities and vice versa. The table of contents, index of terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When a reference is made in this Agreement to any "Section" or "Exhibit," such reference shall be to a section or exhibit to this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." Whenever the words "or any Subsidiary", "or any Subsidiaries," "nor any Subsidiary" or "nor any Subsidiaries" are used in this Agreement in connection with a preceding reference to a party to this Agreement, they shall be deemed to refer to a Subsidiary or Subsidiaries of that party. The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available, and the correlative phrase "make available" shall mean that such information shall be promptly made available if so requested. The phrases "the date of this Agreement," "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to November 5, 1999.

    8.4  Assignment; Binding Effect; Benefit.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Article II and Sections 5.9 and 5.11 (collectively, the "Third Party Provisions"), nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. The Third Party Provisions may be enforced on behalf of the Company or the other respective beneficiaries thereof by those individuals who were the directors of the Company immediately prior to the Effective Time and also by the holder of Company Common Stock converted in the Merger, the Indemnified Party or the officer or employee that such provisions respectively are intended to benefit and their respective heirs and representatives. Parent shall pay all expenses, including attorneys' fees, that may be incurred by such directors or other persons in enforcing the Third Party Provisions.

    8.5  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

    8.6  Counterparts.  This Agreement may be executed in separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto. It shall not be necessary, in making proof of this Agreement or any counterpart hereof, to produce or account for any of the other counterparts.

    8.7  Severability.  Any term or provision of this Agreement that is invalid or unenforceable shall be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

    8.8  Incorporation of Documents.  The Company Letter, Parent Letter, and all Annexes, Exhibits and Schedules, if any, attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

    8.9  Enforcement.  The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Illinois or in Illinois state court, this being in addition to any other remedy to which they are entitled at law or in equity.

    8.10  Waivers.  Except as provided in this Agreement or in any waiver pursuant to Section 7.4, no action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

    8.11  Entire Agreement.  This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

    IN WITNESS WHEREOF, each of the parties has caused this Agreement to be signed on its behalf by its officers thereunto duly authorized on February 29, 2000 to be effective as of November 5, 1999.

INDIANA UNITED BANCORP
By:	/s/ JAMES L. SANER, SR. James L. Saner, Sr., President and Chief Executive Officer
FAB MERGER CORPORATION
By:	/s/ JAMES L. SANER, SR. James L. Saner, Sr., President and Chief Executive Officer
FIRST AFFILIATED BANCORP, INC.
By:	/s/ JOHN R. RODDA John R. Rodda, President and Chief Executive Officer

[Appendix B]

                      February 29, 2000

Board of Directors
First Affiliated Bancorp, Inc.
216 South Fourth Street
Watseka, Illinois 60970

Members of the Board:

    You requested that we update our oral opinion given to you in July 1999 as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of First Affiliated Bancorp, Inc. ("First Affiliated") of the Merger Consideration to be received in the proposed merger between First Affiliated and Indiana United Bancorp, Inc., Greensburg, Indiana, (the "Corporation"). In consideration of the Merger, the Corporation has offered to exchange a certain number of common stock shares (the "Merger Consideration") for the outstanding shares of First Affiliated common stock subject to an exchange ratio based upon the formula contained in the Merger Agreement. The shares will be exchanged pursuant to the Amended and Restated Plan of Merger effective as of November 5, 1999 and executed on February 29, 2000 (the "Merger Agreement"). Pursuant to the Merger Agreement, the Corporation shall cause First Affiliated to be merged with and into FAB Merger Corporation, a wholly owned subsidiary of the Corporation (the "Merger).

    Alex Sheshunoff & Co. Investment Banking LP ("Sheshunoff") is regularly engaged in the valuation of securities in connection with mergers and acquisitions, private placements, and valuations for estate, corporate and other purposes.

    In connection with our opinion, we, among other things:

  1.
  Evaluated First Affiliated's consolidated results based upon a review of its annual financial statements for the two-year period ending December 31, 1998 and the unaudited consolidated results for the period ending September 30, 1999;

  2.
  Reviewed Call Report information as of September 30, 1999 for First Affiliated;

  3.
  Conducted conversations with executive management regarding recent and projected financial performance of First Affiliated;

  4.
  Compared First Affiliated's recent operating results with those of certain other banks in the Midwest region of the United States which have recently been acquired;

  5.
  Compared First Affiliated's recent operating results with those of certain other banks in Illinois which have recently been acquired;

  6.
  Compared the pricing multiples for First Affiliated in the Merger to those of certain other banks in the Midwest region of the United States which have recently been acquired;

  7.
  Compared the pricing multiples for First Affiliated in the Merger to those of certain other banks in Illinois which have recently been acquired;

  8.
  Analyzed the net present value of the after-tax cash flows First Affiliated could produce through the year 2004, based on assumptions provided by management;

  9.
  Performed an affordability analysis based on the projections of earnings for the combined entity subsequent to the Merger;

  10.
  Reviewed the historical stock price data and trading volume of the Corporation common stock and the lack of any active market for the common stock of First Affiliated; and

  11.
  Performed such other analyses as we deemed appropriate.

    We assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to us by First Affiliated for the purposes of this opinion. In addition, where appropriate, we relied upon publicly available information that we believe to be reliable, accurate, and complete; however, we cannot guarantee the reliability, accuracy, or completeness of any such publicly available information.

    We did not made an independent evaluation of the assets or liabilities of First Affiliated or the Corporation, nor were we furnished with any such appraisals. We are not experts in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and assumed that such allowances for each of the companies are, in the aggregate, adequate to cover such losses.

    We assumed that all required regulatory approvals will be received in a timely fashion and without any conditions or requirements that could adversely affect the Merger or the Corporation's operations following the Merger. Based upon management's representations, we assumed that the Corporation and First Affiliated are in compliance with all of the Y2K requirements of their respective regulatory authorities.

    Our opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion.

    Our opinion is limited to the fairness of the Merger Consideration, from a financial point of view, to the holders of First Affiliated common stock. Moreover, this letter and the opinion expressed herein do not constitute a recommendation to any stockholder as to any approval of the Merger or the Merger Agreement. It is understood that this letter is for the information of the Board of Directors of First Affiliated and may not be used for any other purpose without our prior written consent.

    Based on the foregoing and such other matters we have deemed relevant, it is our opinion, as of the date hereof, that the Merger Consideration to be received by the First Affiliated stockholders pursuant to the Merger is fair, from a financial point of view.

                      Very truly yours,

                      ALEX SHESHUNOFF & CO.
                      INVESTMENT BANKING LP

[Appendix C]

ILLINOIS DISSENTERS' RIGHTS LAW
UNDER THE ILLINOIS BUSINESS CORPORATION ACT OF 1983

5/11.65. RIGHT TO DISSENT

    SECTION 11.65. Right to dissent. (a) A shareholder of a corporation is entitled to dissent from, and obtain payment for his or her shares in the event of any of the following corporate actions:

(1)
consummation of a plan of merger or consolidation or a plan of share exchange to which the corporation is a party if (i) shareholder authorization is required for the merger or consolidation or the share exchange by Section 11.20 or the articles of incorporation or (ii) the corporation is a subsidiary that is merged with its parent or another subsidiary under Section 11.30;

(2)
consummation of a sale, lease or exchange of all, or substantially all, of the property and assets of the corporation other than in the usual and regular course of business;

(3)
an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

(i)
alters or abolishes a preferential right of such shares;

(ii)
alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of such shares;

(iii)
in the case of a corporation incorporated prior to January 1, 1982, limits or eliminates cumulative voting rights with respect to such shares; or

    (4) any other corporate action taken pursuant to a shareholder vote if the articles of incorporation, by-laws, or a resolution of the board of directors provide that shareholders are entitled to dissent and obtain payment for their shares in accordance with the procedures set forth in Section 11.70 or as may be otherwise provided in the articles, by-laws or resolution.

    (b) A shareholder entitled to dissent and obtain payment for his or her shares under this Section may not challenge the corporate action creating his or her entitlement unless the action is fraudulent with respect to the shareholder or the corporation or constitutes a breach of a fiduciary duty owed to the shareholder.

    (c) A record owner of shares may assert dissenters' rights as to fewer than all the shares recorded in such person's name only if such person dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the record owner asserts dissenters' rights. The rights of a partial dissenter are determined as if the shares as to which dissent is made and the other shares were recorded in the names of different shareholders. A beneficial owner of shares who is not the record owner may assert dissenters' rights as to shares held on such person's behalf only if the beneficial owner submits to the corporation the record owner's written consent to the dissent before or at the same time the beneficial owner asserts dissenters' rights.

5.11.70. PROCEDURE TO DISSENT

    SECTION 11.70. Procedure to Dissent. (a) If the corporate action giving rise to the right to dissent is to be approved at a meeting of shareholders, the notice of meeting shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to the meeting, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to vote on the transaction and to determine whether or not to exercise dissenters' rights, a shareholder may assert dissenters' rights only if the shareholder delivers to the corporation before the vote is taken a written demand for payment for his or her shares if the proposed action is consummated, and the shareholder does not vote in favor of the proposed action.

    (b) If the corporate action giving rise to the right to dissent is not to be approved at a meeting of shareholders, the notice to shareholders describing the action taken under Section 11.30 or Section 7.10 shall inform the shareholders of their right to dissent and the procedure to dissent. If, prior to or concurrently with the notice, the corporation furnishes to the shareholders material information with respect to the transaction that will objectively enable a shareholder to determine whether or not to exercise dissenters' rights, a shareholder may assert dissenter's rights only if he or she delivers to the corporation within 30 days from the date of mailing the notice a written demand for payment for his or her shares.

    (c) Within 10 days after the date on which the corporate action giving rise to the right to dissent is effective or 30 days after the shareholder delivers to the corporation the written demand for payment, whichever is later, the corporation shall send each shareholder who has delivered a written demand for payment a statement setting forth the opinion of the corporation as to the estimated fair value of the shares, the corporation's latest balance sheet as of the end of a fiscal year ending not earlier than 16 months before the delivery of the statement, together with the statement of income for that year and the latest available interim financial statements, and either a commitment to pay for the shares of the dissenting shareholder at the estimated fair value thereof upon transmittal to the corporation of the certificate or certificates, or other evidence of ownership, with respect to the shares, or instructions to the dissenting shareholder to sell his or her shares within 10 days after delivery of the corporation's statement to the shareholder. The corporation may instruct the shareholder to sell only if there is a public market for the shares at which the shares may be readily sold. If the shareholder does not sell within that 10 day period after being so instructed by the corporation, for purposes of this Section the shareholder shall be deemed to have sold his or her shares at the average closing price of the shares, if listed on a national exchange, or the average of the bid and asked price with respect to the shares quoted by a principal market maker, if not listed on a national exchange, during that 10 day period.

    (d) A shareholder who makes written demand for payment under this Section retains all other rights of a shareholder until those rights are cancelled or modified by the consummation of the proposed corporate action. Upon consummation of that action, the corporation shall pay to each dissenter who transmits to the corporation the certificate or other evidence of ownership of the shares the amount the corporation estimates to be the fair value of the shares, plus accrued interest, accompanied by a written explanation of how the interest was calculated.

    (e) If the shareholder does not agree with the opinion of the corporation as to the estimated fair value of the shares or the amount of interest due, the shareholder, within 30 days from the delivery of the corporation's statement of value, shall notify the corporation in writing of the shareholder's estimated fair value and amount of interest due and demand payment for the difference between the shareholder's estimate of fair value and interest due and the amount of the payment by the corporation or the proceeds of sale by the shareholder, whichever is applicable because of the procedure for which the corporation opted pursuant to subsection (c).

     (f) If, within 60 days from delivery to the corporation of the shareholder notification of estimate of fair value of the shares and interest due, the corporation and the dissenting shareholder have not agreed in writing upon the fair value of the shares and interest due, the corporation shall either pay the difference in value demanded by the shareholder, with interest, or file a petition in the circuit court of the county in which either the registered office or the principal office of the corporation is located, requesting the court to determine the fair value of the shares and interest due. The corporation shall make all dissenters, whether or not residents of this State, whose demands remain unsettled parties to the proceeding as an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law. Failure of the corporation to commence an action pursuant to this Section shall not limit or affect the right of the dissenting shareholders to otherwise commence an action as permitted by law.

    (g) The jurisdiction of the court in which the proceeding is commenced under subsection (f) by a corporation is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the power described in the order appointing them, or in any amendment to it.

    (h) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds that the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation or the proceeds of sale by the shareholder, whichever amount is applicable.

     (i) The court, in a proceeding commenced under subsection (f), shall determine all costs of the proceeding, including the reasonable compensation and expenses of the appraisers, if any, appointed by the court under subsection (g), but shall exclude the fees and expenses of counsel and experts for the respective parties. If the fair value of the shares as determined by the court materially exceeds the amount which the corporation estimated to be the fair value of the shares or if no estimate was made in accordance with subsection (c), then all or any part of the costs may be assessed against the corporation. If the amount which any dissenter estimated to be the fair value of the shares materially exceeds the fair value of the shares as determined by the court, then all or any part of the costs may be assessed against that dissenter. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, as follows:

  (1)
  Against the corporation and in favor of any or all dissenters if the court finds that the corporation did not substantially comply with the requirements of subsections (a), (b), (c), (d), or (f).

  (2)
  Against either the corporation or a dissenter and in favor of any other party if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Section.

    If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to that counsel reasonable fees to be paid out of the amounts awarded to the dissenters who are benefited. Except as otherwise provided in this Section, the practice, procedure, judgment and costs shall be governed by the Code of Civil Procedure.

     (j) As used in this Section:

  (1)
  "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the consummation of the corporate action to which the dissenter objects excluding any appreciation or depreciation in anticipation of the corporate action, unless exclusion would be inequitable.

  (2)
  "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

QuickLinks

REFERENCES TO ADDITIONAL INFORMATION
TABLE OF CONTENTS
SUMMARY
Indiana United Bancorp and First Affiliated Bancorp, Inc. Historical and Pro Forma Per Share Data
Selected Financial Data Indiana United Bancorp (Dollars in thousands except per share data)
Selected Financial Data First Affiliated Bancorp, Inc. (Dollars in thousands except per share data)
Pro Forma Selected Financial Data (Dollars in thousands except per share data)
FAB SPECIAL MEETING
THE MERGER
MANAGEMENT AND OPERATIONS AFTER THE MERGER
PRICE RANGE OF COMMON STOCK AND DIVIDENDS
INFORMATION ABOUT IUB
INFORMATION ABOUT FAB
FAB MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Nonperforming Assets
PRINCIPAL SHAREHOLDERS OF FAB AND OWNERSHIP OF MANAGEMENT
DESCRIPTION OF IUB CAPITAL STOCK
COMPARISON OF SHAREHOLDERS' RIGHTS
RIGHTS OF DISSENTING SHAREHOLDERS
LEGAL MATTERS
EXPERTS
OTHER MATTERS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
FIRST AFFILIATED BANCORP, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER
ARTICLE I THE MERGER
ARTICLE II EFFECT OF THE MERGER ON THE SHARES OF THE COMPANY AND MERGER SUB; EXCHANGE OF CERTIFICATES
ARTICLE III REPRESENTATIONS AND WARRANTIES
ARTICLE IV CONDUCT OF THE COMPANY PRIOR TO CLOSING
ARTICLE V ADDITIONAL AGREEMENTS
ARTICLE VI CONDITIONS PRECEDENT
ARTICLE VII TERMINATION; AMENDMENT; WAIVER
ARTICLE VIII GENERAL PROVISIONS
ILLINOIS DISSENTERS' RIGHTS LAW UNDER THE ILLINOIS BUSINESS CORPORATION ACT OF 1983